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[redacted]

Grant of Continuing Hardship Exemption

February 18, 2014

Applicant: Benjamin Azoff

Company Name: Sunshine Bancorp, Inc.

Form Type: S-1

Period:

Subject document[s]: Financial data of Exhibit 99.3 Appraisal Report for S-1 to be filed approximately 3/10/14.

We considered your continuing hardship exemption request submitted via EDGAR on February 11, 2014 (Accession no. 0000943374-14-000131) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Sunshine Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001599891
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plant City, State of Florida on March 12, 2014.

SUNSHINE BANCORP, INC.

By: /s/ J. Floyd Hall
J. Floyd Hall
President and Chief Executive Officer

EXHIBIT 99.3

PRO FORMA VALUATION REPORT
STANDARD CONVERSION

Sunshine Bancorp, Inc. | Plant City, Florida

PROPOSED HOLDING COMPANY FOR:
Sunshine State Bank | Plant City, Florida

Dated as of February 21, 2014

RP FINANCIAL, LC.
Advisory | Planning | Valuation

1100 North Glebe Road Suite 600
Arlington, Virginia 22201
703.528.1700
rpfinancial.com

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

February 21, 2014

Board of Directors
Sunshine State Bank
102 West Baker Street
Plant City, FL 33563

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On December 18, 2013, the Board of Directors of Sunshine State Federal Savings and Loan Association (the "Association"), adopted the plan of conversion, whereby the Association will convert from a federally-chartered mutual savings association to a federally-chartered stock savings bank. As a result of the conversion, the Association will be owned by a Maryland corporation with the name of Sunshine Bancorp, Inc. ("Bancorp" or the "Company"). In connection with the completion of the conversion, the Association intends to change its name to Sunshine State Bank. For purposes of this document, the existing consolidated entity will hereinafter be referred to as "Sunshine State" or the "Bank".

Sunshine Bancorp will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Sunshine State's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Sunshine State Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP, and reinvestment of the proceeds that are retained by the Company. In the future, Sunshine State Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends, or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, Sunshine State Bank, and the other parties engaged by Sunshine State Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Sunshine Bancorp and Sunshine State Bank, including the prospectus as filed with the FRB, OCC and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of audited financial information for the past two years through the year ended December 31, 2013, and a review of various unaudited information and internal financial reports through December 31, 2013. We have also conducted due diligence related discussions with Sunshine State's management; Hacker, Jonson & Smith PA, Sunshine State's independent auditor; Luse Gorman Pomerenk & Schick, P.C., Sunshine State's conversion counsel; and Keefe, Bruyette & Woods, Inc., the Bank's financial and marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Sunshine State operates, and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Sunshine State and the industry as a whole, to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance, as they relate to the pro forma market value of Sunshine State. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared the Bank's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets, in general, and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on Sunshine State's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers, and other authorized agents are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers, and other authorized agents, nor did we independently value the assets or liabilities of Sunshine State. The valuation considers Sunshine State only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that Sunshine State intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Bank's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

<u>Valuation Conclusion</u>

It is our opinion that, as of February 21, 2014, the estimated aggregate pro forma market value and offering range of the shares to be issued immediately following the conversion equaled $32,000,000 at the midpoint, equal to 3,200,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $27,200,000 and a maximum value of $36,800,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,720,000 at the minimum and 3,680,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $42,320,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,232,000.

<u>Limiting Factors and Considerations</u>

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Sunshine State immediately upon issuance of the stock, and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial, in accordance with applicable regulatory guidelines, was based on the financial condition and operations of Sunshine State as of December 31, 2013, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Sunshine State, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market in general, the market for thrift stocks and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC

James P. Hennessey
Director

TABLE OF CONTENTS
SUNSHINE BANCORP, INC.
SUNSHINE STATE BANK
Plant City, Florida

TABLE OF CONTENTS
SUNSHINE BANCORP, INC.
SUNSHINE STATE BANK
Plant City, Florida
(continued)

LIST OF TABLES
SUNSHINE BANCORP, INC.
SUNSHINE STATE BANK
Plant City, Florida

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Sunshine State Federal Savings and Loan Association is a federally chartered mutual savings and loan association organized in 1954 under the name First Federal Savings and Loan Association, and has operated continuously in Plant City, Florida, and other nearby contiguous areas of Hillsborough County, Florida, since its founding. In 1975, First Federal Savings and Loan Association opened a branch office in Zephyrhills, expanding its footprint into Pasco County, Florida and it concurrently changed its name to Sunshine State Federal Savings and Loan Association. In connection with the completion of the conversion, the Association intends to change its name to Sunshine State Bank (hereinafter referred to as "Sunshine State" or the "Bank"). The Bank conducts business from its main office in Plant City, and a total of 4 branch offices, with the main office and 3 branches located in Hillsborough County and one branch located in Pasco County of Florida.

Plant City, Florida, is located in Hillsborough County in southwest Florida, approximately 30 miles east of Tampa in the I-4 corridor. The Bank's branch banking locations are located in Hillsborough and Pasco Counties, in areas east and northeast of the downtown Tampa area. Lending operations have been focused over broader area but have generally been in Hillsborough and Pasco Counties. In January 2010, the Bank relocated its Zephyrhills office to a newly owned building complete with ATM and drive-in facilities. In addition, the Bank delivers its banking products and services and related information services through alternative delivery channels including the Internet, remote deposit capture and ATMs.

Pursuant to the conversion transaction (the "Conversion"), a new holding company will be formed called Sunshine Bancorp, Inc. (the "Company"), which will own all of the outstanding shares of common stock of the Bank. Hereinafter, unless otherwise noted, the discussion contained herein reflects the assets and liabilities of the Bank Sunshine Federal Savings and Loan Association, which will be consolidated into the Company as part of the standard mutual-to-stock conversion transaction, and the consolidated entity will be referred to as Sunshine State or the Bank, unless specifically indicated otherwise.

Sunshine State is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the regulatory maximums by the Deposit Insurance Fund of the

Federal Deposit Insurance Corporation ("FDIC"). The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the regional market area, thereby attracting retail deposits from the general public and primarily using those funds to originate 1-4 family, commercial real estate, and commercial business loans to their customers, and invest in securities such as U.S. Government and agency securities. At December 31, 2013, the Bank had $194.4 million of total assets, $111.3 million in loans, $164.9 million of total deposits, and retained earnings of $26.6 million, equal to 13.7% of total assets. The Bank does not have any intangible assets. For the year ended December 31, 2013, the Bank reported net income equal to $141,000, or 0.07% of average assets. The Bank's audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2.

Plan of Conversion

On December 18, 2013, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a federally-chartered mutual savings association to a federally-chartered stock savings bank and become a wholly-owned subsidiary of Sunshine Bancorp, Inc. ("Bancorp" or the "Company"), a newly formed Maryland corporation. Bancorp will offer 100% of its common stock to qualifying depositors of Sunshine State in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Bancorp will own 100% of the Bank's stock, and the Bank will initially be Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Bank.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the "ESOP") and reinvestment of the proceeds that are retained by the Bank. In the future, the Bank may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Use of Conversion Proceeds

Management has indicated that both the increased capital from the Conversion as well as being in the stock form of organization will facilitate the Bank's compliance with its capital requirements as required by regulations. Over the longer term, the capital will facilitate the Bank's ability to expand the balance sheet and achieve other key corporate objectives. The projected uses of proceeds from the Conversion are highlighted below.

- Sunshine Bancorp, Inc. The Bank is expected to retain up to 50% of the net offering proceeds. The Bank intends to fund a loan to the ESOP, with 8% of proceeds, to purchase shares of the common stock in the stock offering. The funds may also be utilized for various corporate purposes, including investments in short-term and other securities, payment of cash dividends, and repurchases of common stock.
- Sunshine State Bank. The Bank is expected to receive a capital contribution equal to at least 50% of the net proceeds of the offering. Cash proceeds infused into the Bank are anticipated to become part of general operating funds, and may be utilized for various corporate purposes, including funding new commercial real estate and commercial business loans, enhancing existing products and services, investing in U.S. treasuries and agency securities, and expanding its retail banking franchise.

Initially, a substantial portion of the net proceeds at both the Bank and Bancorp levels will be invested in securities issued by U.S. Government agencies, U.S. treasuries and obligations issued by U.S. Government agencies and U.S. Government-sponsored enterprises generally consistent with the Bank's historical investment securities portfolio composition. Over the longer term, the Bank will seek to undertake loan and deposit growth and other strategies to leverage the newly-raised capital and enhance Sunshine State's long term earnings potential and shareholder returns.

Strategic Overview

Throughout much of the Bank's corporate history, Sunshine State's strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings, and other financial needs of its local customers in Hillsborough and Pasco Counties, where the Bank maintains branch offices. The Bank has historically pursued a traditional thrift business model pursuant to which Sunshine State has emphasized the origination of 1-4 family first mortgage loans for portfolio, as well as commercial real estate and commercial business loans, for portfolio investment. The Bank has funded its investment activities principally by retail deposits generated through the branch network. The Bank has sought to emphasize high quality and flexible service, capitalizing on its local orientation, competitive rates, and safety and soundness.

For the 30 year period from its chartering into the early 1980s, the Bank pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into commercial real estate and commercial business lending. However, beginning in the early 1980s, the Bank commenced a gradual evolution of its strategy designed to stabilize its earnings through a variety of interest rate and economic environments, while simultaneously enhancing Sunshine State's earnings potential. From a funding perspective, the Bank focused on increasing the balance of low-cost interest-bearing and non-interest bearing checking accounts through a variety of marketing initiatives. From a lending perspective, the Bank sought to expand the commercial loan portfolio both through mortgage and non-mortgage lending.

Importantly, the emphasis on commercial lending coupled with various market factors have resulted in a gradual shift in the loan portfolio mix, particularly since fiscal 2009. In this regard, residential mortgage loans have been diminishing, both in terms of the outstanding dollar balance and in proportion to the total loan portfolio. While historically low market interest rates have fostered demand for long term fixed rate loan, the Bank has been unwilling to originate longer term fixed rate loans at the prevailing market rate owing to interest rate risk considerations. While the commercial loan balances have also declined since 2009, the reduction reflects the limited demand for commercial loans by commercial borrowers with strong credit characteristics that the Bank seeks to serve.

The financial crisis and subsequent national recession, which significantly affected the Bank's market, also impacted Sunshine State's loan portfolio in several ways. First, demand for Sunshine State's commercial loan products was significantly curtailed and the Bank became more vigilant in its commercial loan underwriting. Moreover, a portion of the Bank's 1-4 family mortgages were "underwater" as the underlying collateral values of the homes were depressed to levels below the outstanding loan balance. This latter factor coupled with local job losses and increasing rates of unemployment resulted in increasing loan delinquency rates, foreclosures and loan chargeoffs. As a result, while the Bank has historically maintained strong credit quality ratios, the level of non-performing assets ("NPAs") have increased from 0.60% of assets as of the end of fiscal 2007, to a fiscal year end peak level of 3.14% of assets as of December 31, 2012, excluding performing troubled debt restructurings ("TDRs"). The adverse asset quality trends have also impacted the Bank's operating condition as a result of increasing levels of loan loss provisions. Moreover, diminishing loan balances have led to spread compression for Sunshine State. These factors together have limited Sunshine State's profitability and the Bank reported net losses in fiscal 2009, 2010 and 2012, while modest positive earnings were reported in fiscal 2011 and 2013.

Going forward, following a comprehensive evaluation of the 1-4 family mortgage product line, including an evaluation of the interest rate risk inherent in fixed rate residential mortgage lending for portfolio, as well as other considerations related to the local market and asset quality, the Bank has substantially ceased originating 1-4 family residential mortgage loans for portfolio, electing to focus on increasing the originations of commercial real estate and commercial business loans. In lieu of the prior portfolio lending strategy, beginning in the fourth quarter of 2013, Sunshine State commenced utilizing the services of an unaffiliated mortgage banking company to underwrite and fund one- to four-family residential mortgage loans. Through this third party relationship, which will be more fully described in a section to follow, the Bank is able to offer a full line of competitively priced residential mortgage products to its customers while simultaneously generating non-interest fee income and also limiting the interest rate risk exposure of holding long term fixed rate mortgage loans.

While retrenching from fixed rate residential mortgage lending, the Bank has simultaneously determined to gradually restructure the loan portfolio to include a greater proportion of commercial loans. Sunshine State's objective is to provide a more diverse array of loan products to facilitate growth and the Bank's ability to compete, especially in view of the apparent credit and interest rate risk of fixed rate residential mortgage lending in comparison to the yields available on such loans. Moreover, commercial mortgage and business loans frequently have larger balances, as well as shorter repricing terms, in comparison to the fixed rate mortgage loans that comprise the majority of the loan portfolio.

The Bank began its commercial lending practice in the early 1980s, and Sunshine State has continued to emphasize commercial loan originations in recent years though the portfolio balances have been diminishing as weak market demand has limited the overall origination volume. In the future, the Bank's intent will be to expand the commercial loan portfolio, including both the commercial mortgage and non-mortgage portfolios. The Bank's expectation will be to generate growth on an organic basis from existing customers, and potentially new customers, as the Bank's loan officers and staff intensify their efforts to build broad-based commercial loan and deposit relationships. Management has indicated that its success in this regard may likely be contingent upon continued improvements in the local economy which would be supportive of increasing commercial loan demand.

The Bank focuses its commercial lending on small business located in the local market area, such as farming and agricultural businesses, schools and church services, while targeting owner occupied business, such as professional and medical service providers. Commercial business loans also include equipment financing, automobile term loans, and working capital lines of credit. The Bank believes it has the experience and expertise to expand the commercial loan portfolio, and is expected to employ additional commercial lending expertise in the near future, to increase market penetration within existing markets and expand lending presence into new adjacent markets. Important from a valuation perspective, the Bank's business plan to expand the commercial loan portfolio may enhance Sunshine State's earnings over the long term, but management has indicated that realization of its commercial lending goals will be dependent upon improving market conditions to support loan demand, as well as management's ability to attract and retain skilled and motivated loan originators. At the same time, the expanded commercial lending may increase Sunshine State's credit risk exposure

The Bank's cash, liquidity and securities portfolios consist of interest-earning time deposits with other banks, as well as intermediate-to long-term investment securities. All of the Bank's investment securities are currently classified as held to maturity ("HTM"), in order to avoid the impact on capital of the erratic swings related to changing market values. The investment portfolio includes securities issued by U.S. Government agencies, U.S. treasuries and obligations issued by U.S. Government agencies and U.S. Government-sponsored enterprises.

Retail deposits have consistently served as the primary interest-bearing funding source. The Bank began offering deposit checking accounts in the early 1980s, and has continuously sought to increase the deposit base through competitive pricing and periodic promotions. Due to their lower cost of funds, core deposits have always been the focus of the Company. Low-cost transaction deposit accounts are generally less sensitive to withdrawal during interest rate fluctuations, and also provide the opportunity for deposit-related fee income generation. Going forward, the Bank's strategy is to attract and retain core deposits, including growing demand and checking accounts, primarily by offering competitive rates, implementing marketing programs, and providing a high level of service. The Bank's strategy also focuses on increasing penetration of the Bank's deposits further into its existing markets, with an emphasis on growing the Zephyrhills branch market in Pasco County. In addition, the Bank intends to expand its commercial deposit base in the future, through further development of broad-based banking relationships and cross-selling of products, especially as it expands its commercial real estate and commercial business lending activities.

Although the Bank has access to Federal Home Loan Bank advances as well as lines of credit at two financial institutions, the Bank does not utilize borrowings as a supplemental funding source, and has no quantified intention to undertake borrowings or debt in the near future.

The post-Offering business plan of the Bank reflects the intent to continue to offer the products and services which have been the Bank's emphasis in recent years. In addition, Sunshine State expects to eliminate residential mortgage loans as a portfolio investment product, while expanding commercial mortgage and commercial business lending over time. The increased capital from the Offering is expected to facilitate additional balance sheet growth and enhanced profitability, as well as increase the Bank's competitive posture and financial strength. In terms of specific strategies, the Bank plans to undertake the following key elements of its business plan on a post-Offering basis:

- Expand commercial real estate and commercial business lending. The Bank will utilize the expertise of its in-house loan officers to expand commercial real estate and commercial business lending, in order to increase its loan portfolio yield and reduce the term to repricing. Over the near term, the Bank will seek to accomplish its commercial lending objectives with in-house staff. The expansion in this area of lending is in an attempt to diversify the loan portfolio, improve interest rate risk exposure, and increase the Bank's presence in the local market area. The commercial lending will be focused on small businesses and owner occupied real estate located in the market area. The additional capital raised in the offering will further increase the Bank's commercial lending capacity by enabling large number of loan originations and large loan portfolio balances.
- Increase non-interest income through the closing of 1-4 family residential real estate loans with a mortgage banking company. The Bank has largely ceased originating 1-4 family residential mortgage loans for portfolio, and expects the remaining legacy portfolio to diminish over time through amortization and prepayments. In order to maintain a full product line, Sunshine State continues to offer 1-4 family mortgage loans through a correspondent relationship it has developed with an unaffiliated mortgage banking company. These loans are funded by the mortgage banking company, while the loan applications are reviewed and prepared by Sunshine State's current lending staff. The Bank intends to source borrowers from small businesses and homeowners in the local market, and will earn a referral fee in the range of 2% to 3% of the loan balance per loan

closed, which will bolster the level of non-interest fee income in future periods.

- Minimize exposure to risk factors. Sunshine State has traditionally maintained strong credit quality. Although asset quality deteriorated and Sunshine State experienced loan losses and chargeoffs in 2009 and 2010, asset quality has subsequently improved and the Bank will seek to maintain strong asset quality in the future. At the same time, the expanded commercial lending may result in incremental credit risk exposure for Sunshine State if the commercial portfolio balance were to increase significantly. Likewise, Sunshine State is conscious of its potential interest rate risk exposure and has thus been reluctant to fund longer term fixed rate loans in a market environment where long term interest rates are at or near their historical lows.
- Continue to attract low-cost transaction account deposits. Sunshine State will continue to focus on offering demand deposits, savings and money market accounts, which generally are lower cost sources of funds than certificates of deposit. The Bank will continue to concentrate on increasing the core deposit base of savings and transaction accounts, by continuing existing and/or implementing new marketing and promotional programs, emphasizing high quality service, continuing to offer online and mobile services to current and prospective customers, as well as broadening business banking relationships with commercial real estate and commercial business lending customers.
- Expand the banking franchise. While currently operating from five retail banking offices, Sunshine State will seek to undertake balance sheet growth in order to be more competitive, grow the Bank's earnings capacity and to realize economies of scale. In this regard, Sunshine State will seek to develop broad-based commercial and consumer deposit and loan relationships in the future. Additionally, the Bank may consider potential mergers or acquisitions of either branches or whole institutions, and believes that its status as a full stock company will facilitate these efforts. Generally, Sunshine State would seek to expand its presence in Hillsborough and Pasco Counties, Florida, including adjacent counties.

Balance Sheet Growth Trends

Table 1.1 shows the Bank's historical balance sheet data for the most recent five fiscal years ended December 31, 2013. Over this period, assets fluctuated in a narrow range from a low of $194.0 million as of December 31, 2012 to a high of $198.1 million as of December 31, 2010, and equaled $194.4 million as of the fiscal 2013 year end. The limited growth is the result of several factors including slack demand for commercial loans in the Bank's local market, and the Bank's reluctance to offer highly competitive rates on 1-4 family residential mortgage loans at a point in time when long term interest rates were diminishing to historically low levels. As a result of the limited investment opportunities, Sunshine State sought to restrain deposit growth since fiscal 2009, through less competitive deposit pricing.

Since December 31, 2009, the Bank's 1-4 family mortgages have decreased from $84.3 million to $60.0 million, as of December 31, 2013, or at a 8.5% annual pace. The commercial (both mortgage and non-mortgage) and multi-family mortgage loan portfolios have diminished from $65.4 million to $44.6 million, over the corresponding timeframe, equivalent to a 9.1% annual pace. Overall, the loan portfolio has declined from $161.0 million as of December 31, 2009, to $111.3 million as of December 31, 2013, which reflects an 8.8% annual reduction.

The Bank's cash and cash equivalents balances fluctuated based on changing liquidity balances including loan repayments. In view of the loan portfolio shrinkage experienced throughout the past five years, the Bank redeployed excess liquidity and investable funds into time deposits with banks and investment securities, which primarily included government and agency securities. Commencing in fiscal 2011, the Bank invested in CDs issued by other financial institutions, which increased to $9.5 million (4.9% of assets) as of December 31, 2013. However, the largest component of growth was in the investment securities portfolio, which increased at a 62.0% annual rate since the end of 2009, to equal $48.4 million as of December 31, 2013. All securities are held to maturity, in order to avoid the impact on GAAP capital of the erratic swings in market valuations of bonds.

The Bank's assets are funded through deposits and retained earnings. Deposits have historically comprised the majority of funding liabilities, and have decreased at an annual rate of 0.4% since the end of fiscal 2009, reflecting the limited need for funds in view of the shrinkage realized in the loan portfolio. Consistent with the Bank's strategy to focus on building core deposits, the Bank's deposit mix has shifted as higher costing certificates of deposit have decreased at an annual rate of 7.8% from 2009 to 2013. Comparatively, core deposit accounts including savings and transaction accounts have realized modest growth over the past five fiscal years. Sunshine State's equity balance is substantially unchanged since the end of fiscal 2009, reflecting the near breakeven level of earnings since fiscal 2010. More specifically, while equity decreased 2009 and 2010, due to the net losses experienced by the Bank, such losses have been offset by Sunshine State's profitable operations in subsequent periods. As of December 31, 2013, Sunshine State's capital base equaled $26.6 million, or 13.7% of total assets. Going forward, equity will be increased with the completion of the Conversion. The post-offering equity growth rate will largely be a function of the Bank's ability to continue to improve asset quality and realize growth in the loan portfolio reversing the shrinking trend for loans in place since fiscal 2009.

Table 1.1
Sunshine State Federal Savings & Loan Association
Historical Balance Sheet Data

	As of the Fiscal Year Ended December 31,										12/31/09-12/31/13 Annual Growth Rate
	2009		2010		2011		2012		2013		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$196,825	100.00%	$198,081	100.00%	$198,243	100.00%	$194,047	100.00%	$194,439	100.00%	-0.30%
Loans receivable, net	160,955	81.78%	137,561	69.45%	125,772	63.44%	114,038	58.77%	111,263	57.22%	-8.82%
Cash and cash equivalents	15,040	7.64%	23,834	12.03%	24,223	12.22%	12,301	6.34%	11,054	5.69%	-7.41%
Time Deposits with Banks	-	0.00%	0	0.00%	7,105	3.58%	9,038	4.66%	9,528	4.90%	NA
Investment securities (HTM)	7,042	3.58%	21,164	10.68%	25,331	12.78%	44,701	23.04%	48,436	24.91%	61.95%
FHLB stock	580	0.29%	518	0.26%	365	0.18%	302	0.16%	237	0.12%	-20.05%
Bank-owned life insurance	2,413	1.23%	2,495	1.26%	3,841	1.94%	3,967	2.04%	4,089	2.10%	14.09%
Real estate owned	155	0.08%	2,898	1.46%	2,434	1.23%	990	0.51%	1,422	0.73%	74.04%
Premises and Equipment	6,770	3.44%	6,752	3.41%	6,505	3.28%	6,114	3.15%	6,150	3.16%	-2.37%
Deferred Income Taxes	993	0.50%	1,180	0.60%	1,301	0.66%	1,369	0.71%	1,290	0.66%	6.76%
Deposits	167,466	85.08%	169,481	85.56%	168,372	84.93%	164,222	84.63%	164,919	84.82%	-0.38%
Borrowings	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	NA
Retained Earnings	26,235	13.33%	25,902	13.08%	26,448	13.34%	26,411	13.61%	26,552	13.66%	0.30%
Loans/deposits		96.11%		81.17%		74.70%		69.44%		67.47%	
Banking offices	5		5		5		5		5		

(1) Ratios are as a percent of ending assets.

Sources: Sunshine State's audited financial reports.

Loans Receivable

Loans receivable totaled $111.3 million, or 57.2% of total assets, as of December 31, 2013, and reflects an 8.8% annual decrease since the end of fiscal 2009. Over this period, the Bank's loan portfolio declined from a high of $161.0 million in fiscal 2009 to a low of $111.3 million as of December 31, 2013. As noted previously, the Bank experienced a declining loan balance over the past five years, as commercial loan demand has been suppressed in the recessionary economic environment, while Sunshine State was not competitive in 1-4 family mortgage lending from an interest rate perspective owing to the interest rate risk management considerations.

Sunshine State's lending strategy has historically reflected a high concentration of 1-4 family first mortgage loans, the majority of which have been fixed-rate loans. The ratio of 1-4 family first mortgage loans to total loans has consistently been above 50% of total loans. The Bank has also traditionally been a portfolio mortgage lender and has not been active in the secondary market.

As described in the Strategic Discussion, the Bank has largely ceased originating 1-4 family residential mortgage loans for portfolio and expects the remaining legacy portfolio to diminish over time. In order to maintain a full product line, Sunshine State continues to offer 1-4 family mortgage loans through a correspondent relationship it has developed with an unaffiliated mortgage banking company. Accordingly, Sunshine State will seek to increase its focus on commercial real estate and commercial business loans, which are generally secured by small businesses in the local market.

At December 31, 2013, 1-4 family mortgages equaled $59.2 million, or 52.2% of total loans. At the same time, commercial real estate loans and commercial business loans equaled $23.9 million and $17.4 million respectively, or 21.1% and 15.3% of total loans. Since fiscal year end 2009, the Bank has experienced shrinkage in all segments of its loan portfolio, especially in 1-4 family and commercial real estate loans, which declined at annual rates of 8.5% and 11.7%, respectively. Comparatively, multi-family and commercial business loans have exhibited comparatively smaller declines over the last five years, decreasing at 4.2% and 5.8% annual rates, respectively. Overall, the Bank's mortgage lending emphasis is evidenced by the fact that 82.7% of the loan portfolio is secured by mortgage loans (including construction loans) as of December 31, 2013. Conversely, non-mortgage consumer loans and commercial business loans only comprised 17.3% of the loan portfolio.

Cash and Investments

The intent of the Bank's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds, and to support the established credit and interest rate risk objectives. The ratio of cash and investments (including time deposits with banks) has increased significantly from 11.5% of assets at the end of fiscal 2009 to 35.6% as of December 31, 2013. The increase in the cash and investment portfolio in proportion to total assets is primarily attributable to the redeployment of funds into investment securities during the period of loan portfolio shrinkage.

Cash and cash equivalents, which consisted of cash and due from banks, interest-bearing deposits with banks, and federal funds sold, equaled $11.1 million, or 5.7% of total assets, as of December 31, 2013. At the same date, investment securities, including U.S. Treasury securities, FHLB bonds, and U.S. government enterprise and agency bonds, equaled $48.4 million, or 24.9% of total assets (see Exhibit I-3 for the investment portfolio composition). All of the Bank's investment securities are classified as held-to-maturity ("HTM"), and are recorded at amortized cost, and have maturities less than five years, as Sunshine State has sought to minimize its interest rate risk exposure. Additionally, the Bank has time deposits with banks and an investment in FHLB of Atlanta stock, which equaled $9.5 million and $0.2 million, or 4.9% and 0.1% of assets, respectively, as of December 31, 2013.

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that the level of cash and investments is anticipated to increase initially following the Conversion. As mentioned previously, the Bank intends to invest a substantial portion of the net proceeds of the Conversion in securities that are consistent with the current investment policy. Over the longer term, the Bank will seek to redeploy funds from investments into higher yielding whole loans.

Bank-Owned Life Insurance

As of December 31, 2013, bank-owned life insurance ("BOLI") totaled $4.1 million, or 2.1% of assets. BOLI has increased at an annual rate of 14.1% since the end of fiscal 2009, owing to the Bank's additional purchases of BOLI and the increases in the cash surrender value of the policies.

Funding Structure

Since fiscal year end 2009, deposits have declined at a 0.4% annual rate, which was consistent with the asset shrinkage over the past five years. While the total deposit balance remained somewhat stable despite year-to-year fluctuations, the composition has changed modestly as the Bank strived to increase savings and transaction accounts and reduce reliance on time deposits. The decrease in CDs resulted primarily from management's decision to not match competitors' higher rates in order to reduce interest expense, as well as customers' preference of short-term flexibility of non-certificate accounts in the current low interest rate environment. The Bank's current strategy has been to emphasize low-cost transaction account deposits, which include NOW, savings and money market accounts.

As a result of the foregoing, the proportion of CDs to total deposits has gradually decreased from 36.6% to 26.8% from December 31, 2009 through December 31, 2013, reflecting a declining balance from $61.3 million to $44.2 million. At the same time, the balances of checking, savings and money market accounts experienced growth from 2009 to 2013, with non-interest-bearing and savings accounts reporting the largest annual growth rates of 14.1% and 6.1%, respectively. As of December 31, 2013, the Bank's core deposits consisted of non-interest-bearing accounts (17.7% of total deposits compared to 10.3% in 2009), NOW accounts (18.3% of deposits compared to 20.5% in 2009), money market accounts (21.6% of deposits compared to 20.5% in 2009), and savings accounts (15.6% of deposits compared to 12.1% in 2009). Over the last twelve months, the Bank's core deposits increased by $5.0 million, or 4.4%, both as a result of typical variations in customer liquidity and their related deposit balances and the gradually improving economic conditions for businesses in its market area.

In the future, the Bank's strategy is to continue to attract transaction account deposits, as they provide a lower cost source of funds in comparison to CDs, and also provide the opportunity for generation of deposit-related fee income. In addition, the Bank intends to increase its commercial deposits, such as farming and agriculture related money market business accounts, by broadening its banking relationships with lending customers, as it expands it commercial real estate and commercial business lending activities.

Although the Bank has access to Federal Home Loan Bank of Atlanta advances as well as lines of credit at two financial institutions, it has not utilized borrowed funds over the last five fiscal years.

Equity

Retained earnings totaled $26.6 million, equal to 13.7% of assets, as of December 31, 2013. As noted previously, Sunshine State's capital base has realized little change reflecting the near breakeven level of operating returns on average over the last five fiscal years. The offering proceeds from the conversion will substantially enhance Sunshine State's already strong level of capitalization on a pre-conversion basis.

At December 31, 2013, the Bank's core capital equaled $25.4 million, or 13.1% of adjusted total assets, which is above the level of 5.0% which is the statutorily defined minimum level to be well-capitalized. The disparity between the Bank's reported GAAP capital balance and the Tier 1 capital level is attributable to disallowed deferred tax assets equal to $1.2 million.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the past five fiscal years ended December 31, 2013. Over this timeframe, the Bank has reported operating losses in the aggregate and posted modest earnings in only fiscal 2011 and 2013. In this regard, losses in fiscal 2009 and 2010 were primarily the result of high loan loss provisions attributable to an increase in NPAs experienced from 2008 to 2011. Notwithstanding subsequent improvement in Sunshine State's asset quality, the Bank has operated with weak earnings over the fiscal 2011 to fiscal 2013 timeframe as the Bank realized spread compression as the loan portfolio shrank and the cost of deposits have bottomed out, which has adversely affected Sunshine State's core earnings capacity.

Overall, net income ranged from a high of $0.5 million (0.27% of average assets) in fiscal 2011 to a low of a loss of $1.5 million (-0.78% of average assets) in fiscal 2009. Net income equaled $141,000 (0.07% of average assets) for the year ended December 31, 2013. Sunshine State's core earnings, i.e., net income excluding net non-operating items on a tax effected basis, reflects a similar trend, as non-operating income and expenses have represented a limited factor in Sunshine State's operations.

Table 1.2
Sunshine State Federal Savings & Loan Association
Historical Income Statements

	As of the Fiscal Year Ended December 31,									
	2009		2010		2011		2012		2013	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$9,647	4.96%	$8,516	4.09%	$7,845	3.88%	$6,605	3.57%	$6,095	3.03%
Interest expense	(2,402)	-1.24%	(1,782)	-0.86%	(996)	-0.49%	(560)	-0.30%	(374)	-0.19%
Net interest income	$7,245	3.73%	$6,734	3.24%	$6,849	3.39%	$6,045	3.27%	$5,721	2.84%
Provision for loan losses	(3,473)	-1.79%	(1,544)	-0.74%	(153)	-0.08%	0	0.00%	0	0.00%
Net interest income after provisions	$3,772	1.94%	$5,190	2.49%	$6,696	3.31%	$6,045	3.27%	$5,721	2.84%
Other operating income	$ 1,163	0.60%	$1,222	0.59%	$1,138	0.56%	$ 891	0.48%	$ 927	0.46%
Operating expense	(7,437)	-3.82%	(7,022)	-3.37%	(6,931)	-3.43%	(7,001)	-3.78%	(6,405)	-3.18%
Net operating income	$(2,502)	-1.29%	$ (610)	-0.29%	$ 903	0.45%	$ (65)	-0.04%	$ 243	0.12%
Net gain/(loss) on sale of OREO	$ 86	0.04%	$ 93	0.04%	$ (12)	-0.01%	$ 6	0.00%	$ 3	0.00%
Net income before tax	$(2,416)	-1.24%	$ (517)	-0.25%	$ 891	0.44%	$ (59)	-0.03%	$ 246	0.12%
Income taxes	899	0.46%	184	0.09%	(345)	-0.17%	22	0.01%	(105)	-0.05%
Net income (loss)	$(1,517)	-0.78%	$ (333)	-0.16%	$ 546	0.27%	$ (37)	-0.02%	$ 141	0.07%
Estimated Core Net Income										
Net income	$(1,517)	-0.78%	$ (333)	-0.16%	$ 546	0.27%	$ (37)	-0.02%	$ 141	0.07%
Addback/(deduct): Non-recurring (income)/expense	(86)	-0.04%	(93)	-0.04%	12	0.01%	(6)	0.00%	(3)	0.00%
Tax effect (2)	34	0.02%	37	0.02%	(5)	0.00%	2	0.00%	1	0.00%
Estimated core net income	$(1,569)	-0.81%	$ (389)	-0.19%	$ 553	0.27%	$ (41)	-0.02%	$ 139	0.07%
Memo:										
Efficiency ratio (3)	88.45%		88.26%		86.78%		100.94%		96.34%	
Effective tax rate	37.21%		35.59%		38.72%		37.29%		42.68%	
Return on average equity	-5.53%		-1.27%		2.09%		-0.14%		0.53%	

(1) Ratios are as a percent of average assets.
(2) Assumes a marginal tax rate of 40%.
(3) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gai

Sources: Sunshine State's audited financial reports.

Net Interest Income

Over the period from fiscal 2009 to fiscal 2013, net interest income trended downward, decreasing both in terms of the dollar amount and as a percentage of average assets. Specifically, net interest income diminished from a high of $7.2 million, or 3.73% of average assets in 2009, to a low of $5.7 million, or 2.84% of average assets, during fiscal 2013. As noted above, Sunshine State's net interest income has been declining owing in part to spread compression, as asset yields have diminished more rapidly than funding costs. In this regard, interest income has reduced over the last five fiscal years reflecting the impact of declining asset yields, which resulted from lower loan yields and declining loan balances. Additionally, while Sunshine State has benefited from declining funding costs, the reduction in funding costs has recently slowed as the overall cost of funds reached near zero levels (i.e., 0.28% in the most recent fiscal year). The Bank's decreasing yield-cost spread was a significant factor leading to the decrease in net interest income, as Sunshine State's spreads decreased from 3.58% in fiscal 2012 to 3.11% in fiscal 2013 (see Exhibit I-4).

Several factors may impact the Bank's future spreads and net interest income. First, the benefit of declining funding costs appears to have ceased as the overall cost of funds equaled 0.28% for the year ended December 31, 2013, and the potential for further improvement is limited. At the same time, Sunshine State's intensified focus on expanding the commercial real estate and business loan portfolios may result in enhanced yields and overall earnings although the earnings benefit, to the extent targeted growth in those loan portfolios can be achieved will necessarily be gradual. Lastly, the completion of the Conversion will have a dual benefit of providing Sunshine State with additional interest-free funds to reinvest, while over the longer term, the Bank has indicated the intent to use the additional capital to support balance sheet and loan growth, including expansion of interest-earning assets at a positive spread.

Loan Loss Provisions

Over the past five years, loan loss provisions have decreased from a high of $3.5 million, or 1.79% of average assets in 2009, to a zero level in fiscal 2012 and 2013. The reduction in loan loss provisions has been the result of diminishing NPAs and loan chargeoffs, as well as the shrinking loan portfolio and modest level of loan originations which has diminished the need for allowances for loan and lease losses ("ALLL") pursuant to the Bank's policies and procedures.

Going forward, the Bank will continue to evaluate the adequacy of the level of allowance for loan losses on a regular basis, and establish additional loan loss provisions in accordance with the Bank's asset classification and loss reserve policies. Exhibit I-5 sets forth the Bank's loan loss allowance activity during the review period.

Non-Interest Income

Over the period shown in Table 1.2, non-interest operating income has diminished modestly, from $1.2 million (0.60% of average assets) in fiscal 2009, to $927,000 (0.46% of average assets) for the fiscal year ended December 31, 2013. Sources of non-interest operating income consist substantially of fees and service charges generated from deposit accounts, income from BOLI investments, and fees and charges on loans. Going forward, the Bank will be seeking to increase the level of non-interest income by taking residential mortgage loan applications and having such loans originated and sold by a third party mortgage banking company. Given the Bank's limited track record with the program, it is uncertain as to the amount and timing of revenues which may be generated from this new line of business.

Operating Expenses

The Bank's operating expenses have fluctuated in a relatively narrow range from fiscal 2009 through fiscal 2012, but diminished modestly in the most recent fiscal year as other real estate owned ("OREO") expenses declined and as cost cutting initiatives took effect in fiscal 2013. Specifically, operating expenses decreased, from $7.4 million, or 3.82% of average assets, in fiscal 2009 to equal $6.4 million, or 3.18% of average assets, during the year ended December 31, 2013.

The Bank's operating costs over the last five fiscal years have been impacted by Sunshine State's relatively high level of NPAs and the related workout costs. Importantly, such costs have been diminishing in recent periods concurrent with the Bank's improving asset quality. Additionally, in view of the earnings pressures resulting in part from the diminishing loan balances and subsequent spread compression, the Bank has undertaken several cost cutting initiatives including the reduction of salaries and employee benefits, education expenses for officers and directors, office occupancy and equipment expenses, as well as advertising and public relations expenses. As a result of both these factors, Sunshine State's operating expenses declined by $596,000 in fiscal 2013 relative to the levels reported in fiscal 2012.

Operating expenses are expected to increase on a post-Offering basis, as a result of the additional expenses of the stock-related benefit plans and increased salary and benefits from the additional lending staff. At the same time, Sunshine State will seek to offset anticipated growth in expenses from a profitability standpoint through balance sheet growth, and by reinvestment of the Offering proceeds into investment securities over the near term and into loans over the longer term.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a minimal impact on earnings since fiscal 2009. The Bank reported minimal non-operating income resulting from net gains on the sale of OREO, equaled $3,000, or 0.00% of average assets, for the year ended December 31, 2013. Likewise, net non-operating income and expense were at modest levels in the fiscal 2009 to the fiscal 2013 period.

Taxes

Due to the Bank's pre-tax net losses experienced in fiscal years 2009, 2010 and 2012, the Bank reported income tax benefits. After its return to profitability during fiscal 2013, the Bank's effective tax rate equaled to 42.7% for the year ended December 31, 2013. The Bank is fully taxable with regard to state and federal corporate income taxes, pursuant to its GAAP financial reporting.

As of December 31, 2013, the Bank's deferred tax asset totaled $2.0 million, with deferred tax liabilities of $0.7 million, resulting in a net deferred tax asset equal to $1.3 million. For regulatory capital purposes, the net deferred tax asset balance is excluded from Tier 1 capital. As of December 31, 2013, the Bank has net operating loss carryforwards ("NOLs") of approximately $323,000 available to offset future Florida taxable income but no NOLs for federal corporate tax purposes.

Efficiency Ratio

The Bank's efficiency ratio decreased over the last year, largely owing to the reduction of operating expenses, as well as a slight increase in non-interest income, and was realized notwithstanding the ongoing erosion of the net interest margin. Specifically, the efficiency ratio diminished from 88.5% in fiscal 2009 to 86.8% in fiscal 2011, and subsequently increased to 100.9% in 2012, before decreasing to 96.3% for the year ended December 31,

2013. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

Interest Rate Risk Management

The primary aspects of the Bank's interest rate risk management include:

- Originating commercial real estate and commercial business loans, which tend to have relatively shorter terms and typically have relatively favorable spreads to the Bank cost of funds;
- Building a large base of savings and transaction accounts which have relatively low interest costs and generate non-interest fee income by focusing on developing broad-based customer account relationships;
- Retrenching from 1-4 family mortgage lending for portfolio where customer demand is primarily focused on long term fixed rate loans while continuing to offer such loans through a third party mortgage banking company in order to generate non-interest fee income;
- Reducing dependence on certificates of deposit to support lending and investment activity; and
- Utilizing a short-to-medium term investment portfolio which more closely matches the duration of funding liabilities, with the entire investment portfolio with maturities of less than five years.

The rate shock analysis as of December 31, 2013 (see Exhibit I-6) reflects that in the event of an increase in interest rates from the current low levels, Sunshine State's net interest income would diminish. A 100 basis point and 200 basis point increase in interest rates would decrease net interest income by 2.48% and 5.30%, respectively, reflecting that notwithstanding the Bank's recent efforts to minimize its exposure to rising interest rates, Sunshine State continues to maintain a liability sensitive repricing structure over the short to intermediate term. Conversely, decreasing interest rates are estimated to have a favorable impact on Sunshine State's net interest income with a 100 basis point increase in interest rates would increase net interest income by 0.23%. Similarly, the interest rate risk shock analysis as of December 31, 2013, reflects that the Company's economic value of equity ("EVE") would decline by 9.50% pursuant to a 200 basis point increase in interest rates, and increase by 2.01% pursuant to a 100 basis point decrease in interest rates. Overall, the projected impact to the Company's net interest income and EVE suggests that the Bank would be adversely impacted by rising interest rates. At the same time, the Bank's interest rate risk exposure is mitigated to an extent by Sunshine State's high capital ratio, on both a pre- and post-conversion basis.

Lending Activities and Strategy

Historically, the Bank's lending activities have been focused on residential mortgage lending, and commercial real estate and commercial business loans, and to a lesser extent, multi-family, land and construction, and consumer loans. It is management's intent to further diversify the loan portfolio in the coming years by increasing commercial real estate and commercial business lending through the existing lending staff, while reducing the focus on residential mortgage lending. Details regarding the Bank's loan portfolio composition and characteristics are included in Exhibits I-7 and I-8. As of December 31, 2013, the components of the loan portfolio were as follows:

- Permanent 1-4 family first mortgage loans secured by residential properties including home equity loans totaled $60.0 million, or 52.9% of total loans, thus comprising the majority of the loan portfolio;
- Multi-family and commercial mortgages totaled $27.3 million, or 24.1% of total loans;
- Commercial business loans totaled $17.4 million, or 15.3% of total loans;
- Construction and land development loans, which primarily consisted of land loans, totaled $6.5 million, or 5.7% of total loans.
- Consumer loans totaled $2.3 million, or 2.0% of total loans; and,

Residential Lending

The Bank has historically been active in the origination of 1-4 family residential real estate loans for portfolio. As of December 31, 2013, the majority of the residential mortgage loans were fixed rate mortgages, with typical original maturities terms of 15 to 30 years. The Bank primarily originated fixed-rate residential mortgage loans, but also offered adjustable-rate residential mortgage loans and home equity loans, to a smaller extent. Substantially all of the Bank's 1-4 family residential mortgage loans are secured by properties in the local market area. As of December 31, 2013, the majority of the 1-4 family residential mortgage loans held in the Bank's portfolio were comprised of fixed rate loans (76%) while adjustable rate loans comprised only 24% of residential mortgage loans. The majority of the 1-4 family residential loans in the Bank's loan portfolio were underwritten pursuant to Freddie Mac guidelines.

As previously described, the Bank's residential loan portfolio has been diminishing over the last five fiscal years, as loan demand has been focused on long term fixed rate loans but Sunshine State has been reluctant to originate such loans for portfolio at a time when market interest rates have approached their historical lows. As a result, new originations of 1-4 family mortgage loans have been well below the level of amortization and prepayments realized in the portfolio. Moreover, Sunshine State anticipates that the portfolio balance of 1-4 family mortgage loans will continue to diminish as the Bank has largely ceased originated such loans for portfolio and instead, has instituted a program to refer residential loan applicants to a third party mortgage banking company earning a fee in the range 2% to 3% of the loan balance on all loans closed.

As a complement to 1-4 family permanent mortgage lending, the Bank also has offered a small amount of home equity loans, including fixed rate amortizing term loans and variable rate lines of credit tied to the prime rate. Home equity loans are primarily adjustable with repricing characteristics similar to portfolio ARM loans, but with a shorter amortization period and higher interest yield. As of December 31, 2013, home equity loans totaled $0.8 million, equal to 0.7% of total loans.

Multi-Family and Commercial Real Estate Lending

Commercial real estate loans totaled $23.9 million, equal to 21.1% of total loans, while multi-family mortgage loans totaled $3.4 million, equal to 3.0% of total loans. Commercial real estate and multi-family loans originated by Sunshine State are extended up to a LTV ratio between 75% (80% for multi-family mortgage loans). Sunshine State originates both fixed and adjustable rate commercial real estate loans, with the majority of the portfolio in adjustable rate loans. Commercial real estate and multi-family loans have amortization terms of up to 20 years, with the majority of the portfolio with maturities of more than 15 years. Adjustable rate loans generally have a fixed rate for the first five years, with the rate repriced annually thereafter, relative to a margin above the prime rate. The initial fixed rate is also set as the floor, while the rate adjustments are limited to 2% each year, with a 6% overall lifetime limit.

Sunshine State's commercial real estate loans are typically secured by retail, industrial, warehouse, agricultural, schools, churches, service, medical or other commercial properties. The Bank specifically targets small businesses located in its market area, and owner occupied businesses, such as professional service providers. The Bank also originates a significant portion of its commercial real estate portfolio to churches, temples and other religious organizations. The Bank's multi-family loans are typically secured by mobile home parks, with land and infrastructure included. The typical commercial or multi-family loans that the Bank seeks to originate or purchase has a principal balance of up to 2.0 million, but may be larger, particularly if the loan is well-collateralized or extended to a very credit-worthy borrower. At

December 31, 2013, the largest commercial real estate loan in the Bank's portfolio had an outstanding balance of $3.5 million loan, which was an accruing troubled debt restructuring, secured by a mini-warehouse in its market area.

Pursuant to its loan underwriting standards, the Bank considers a number of factors in originating commercial real estate and multi-family loans, such as the financial condition of the borrower, the borrower's experience in managing similar property, and the net operating income of the mortgaged property. The Bank requires a debt service ratio of at least 1.25x, and generally require personal guarantees from the principals.

Construction and Land Loans

Construction and land development lending is a modest component of the mortgage loan portfolio, totaled $6.5 million, or 5.7% of the loan portfolio as of December 31, 2013. Of these, $2.3 million were loans where land serves as collateral for agricultural use, $2.3 million were loans for raw land and home construction and $1.9 million were loans for land for speculative and commercial use.

The Bank makes land loans on a limited basis, most typically to farmers within its market area. These loans generally have terms of less than five years, and maximum LTV of 65%. The Bank's residential construction loans generally have initial interest-only terms of 12 months, and these loans convert to conventional amortizing mortgage loans upon completion of construction. Residential construction loans have rates and terms comparable to the Bank's 1-4 family residential mortgage loans, with maximum LTV of 80%. Also, the Bank's commercial construction loans have terms up to 18 months with a maximum LTV of 80%.

For adjustable rate loans, the interest rate is generally fixed for the first five years, and is adjusted annually thereafter based on an index such as the prime rate. There is also a rate floor, in addition to rate adjustment limits of 2% per year and 6% in the loan's lifetime.

Commercial Business Loans

Commercial business loans totaled $17.4 million, or 15.3% of total loans, as of December 31, 2013. Commercial business loans consist of regular and revolving lines of credit for working capital, as well as term loans for equipment financing, vehicles, furniture and other fixtures. Commercial lines of credit generally have a short one year maturity, with an adjustable rate priced on a floating rate basis utilizing the prime rate. Due to its conservative underwriting policy, Sunshine State also seeks for personal guarantees in originating lines of credit, which may be unsecured in nature. Commercial term loans are primarily fixed rate, with a short maturity as well. Overall, 71.2% of the loans have maturities of one year or less in the Bank's commercial business loan portfolio.

Consumer Lending

To a much lesser extent, the Bank offers a variety of consumer loans to individuals who reside or work in the market area. Consumer and other loans totaled $2.3 million, or 2.0% of total loans as of December 31, 2013. Consumer loans generally have a fixed rate of interest, with terms of up to 5 years. Secured consumer loans, which totaled $2.0 million, are secured by deposits, automobiles, boats, motorcycles or recreational vehicles, while the remaining balance of the portfolio ($0.3 million) were unsecured term loans.

Origination, Purchasing, and Servicing of Loans

The Bank's loan originations are typically generated by its loan personnel operating at its main office and other banking office locations. While the Bank originates both fixed-rate and adjustable-rate loans, its ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions, and mortgage banking companies. The volume of loan originations is influenced significantly by market interest rates, market demand as well as the level of competition provided by competing lenders and, accordingly, the volume of loan originations can vary from period to period.

The Bank holds all of the loans originated in its portfolio, and has not sold any loans that it has originated since 2010. Similarly, the Bank has not purchased any loans or entered into any participations with other banks.

In the future, Sunshine State intends to continue to expand commercial lending building on its historical experience in such lending and its local orientation and longstanding customer relationships. The Bank began its commercial lending practice in the early 1980s, and Sunshine State has continued to emphasize commercial loan originations in recent years, though the portfolio balances have been diminishing as weak market demand has limited the overall origination volume. However, in the future, the Bank's expectation will be to generate growth on an organic basis from existing customers, and potentially new customers as the Bank's loan officers intensify efforts to build broad-based commercial loan and deposit relationships. Management has indicated that it expects that its success in this regard may likely be contingent upon continued improvements in the local economy which would be supportive of increasing loan demand. In support of its business strategy to focus on commercial lending, the Bank also intends to hire additional commercial lending expertise in the next few years.

<u>Asset Quality</u>

Historically, the Bank's credit quality measures have implied limited credit risk exposure, given the focus on 1-4 family residential mortgage loans and the nature of Sunshine State's commercial lending. However, Sunshine State realized an increase in the level of non-performing assets ("NPAs") in 2008 to 2011 period, which was largely the result of the erosion of real estate values which impacted the collateral value of the Bank's loans, as well as the overall economic recession, which has resulted in job losses and lower personal income levels, both of which have adversely impacted borrower's ability to repay their loans with the Company. However, since fiscal 2011, a gradually improving economy coupled with management's efforts to achieve problem asset resolutions, the balance of NPAs have diminished.

As reflected in Exhibit I-9, total NPAs, which consisted of non-accruing loans and OREO, decreased from $6.1 million, or 3.14% of assets, in fiscal 2012, to $5.2 million, or 2.70% of assets, as of December 31, 2013. The ratio of allowances to total loans decreased over the last fiscal year, from 1.95% at the end of 2012, to 1.52% as of December 31, 2013, reflecting the impact of loan chargeoffs in the absence of offsetting loan loss provisions. However, reserve coverage in relation to non-performing loans was substantially unchanged over the last fiscal year and equaled 44.95% as of December 31, 2013.

The Bank also maintains a significant balance of performing restructured loans ("Troubled Debt Restructures" or "TDRs"), which equaled $4.6 million as of December 31, 2013. As a result, the ratio of NPAs including performing TDRs equaled 5.06% as of December 31, 2013. The reserve coverage ratio in relation to NPAs including performing TDRs equaled 20.39%, as of December 31, 2013.

The Bank's management reviews and classifies loans on a regular basis and establishes loan loss provisions based on the overall quality, size, and composition of the loan portfolio, as well as other factors such as historical loss experience, industry trends, and local real estate market and economic conditions. In addition, as mentioned previously, the Bank has continued to emphasize a disciplined credit culture based on intimate market knowledge, close ties to its customers, sound underwriting standards and experienced loan officers. Management is committed to actively monitoring and managing all segments of its loan portfolio, and to proactively identify and mitigate credit risk.

Funding Composition and Strategy

Deposits have consistently served as the Bank's primary funding source, and are generated primarily form residents and businesses in its primary market area. As of December 31, 2013, deposits totaled $164.9 million (see Exhibit I-10). In contrast to the Bank's overall loan portfolio shrinkage over the past five years, deposits have remained relatively stable, with a slight annual rate of decrease of 0.38%. The Bank's prior efforts in increasing the balances of savings and transaction accounts are apparent. As of December 31, 2013, the balance of the Bank's savings and transaction accounts was $120.7 million, or 73.2% of total deposits. Comparatively, the balance of savings and transaction accounts was $106.2 million, or 63.4% of total deposits, for fiscal year 2009. All segments of the Bank's core deposits, including checking, money market and savings accounts, experienced growth, both with respect to the balance and as a percentage of total deposits, over the last five fiscal years. Money market accounts comprise the largest segment of Sunshine State's core deposit base totaling $35.7 million or 21.7% of total deposits. Checking accounts including non-interest bearing and interest bearing accounts together totaled $59.3 million or 35.9% of total deposits. Within checking accounts, the balance of non-interest bearing checking accounts increased by 14.13% annually from fiscal 2009 to 2013, while NOW deposits decreased slightly by 3.27%.

As noted previously, while the Bank's core deposits have generally been increasing, the CD portfolio has been shrinking, with the balance of CDs decreasing from $61.3 million, or 36.6% of total deposits as of fiscal 2009, to $44.2 million, or 26.8% of deposits, at December 31, 2013. The majority of CDs have remaining maturities of one year or less, and jumbo CDs (balances of $100,000 or more) equaled $14.8 million, or 33.4% of total CDs. The Bank does not hold any brokered CDs.

Going forward, the Bank intends to continue to emphasize on offering transaction and savings account deposits, which are lower cost sources of funds than CDs. In relation to management's goal to expand commercial lending, the Bank also expects to increase its deposit relationships with more commercial deposit customers, especially through commercial money market accounts. In addition, the Bank also intends to further increase its deposit penetration into its existing markets, with an emphasis on growing the Zephyrhills branch market in Pasco County, where the Bank currently holds a much smaller deposit market share compared to Hillsborough County.

Borrowings have not been employed as a source of funds for the Company over the last five fiscal years. However, the Bank may also use borrowings, primarily Federal Home Loan Bank of Atlanta advances, to supplement cash flow needs, as necessary. At December 31, 2013, based on available collateral and its ownership of FHLB stock, the Bank had access to additional FHLB advances of up to $35.6 million. The Bank also has lines of credit at two financial institutions that would allow it to borrow up to $8.7 million and $6.0 million, respectively, at December 31, 2013.

Legal Proceedings

As of December 31, 2013, the Bank is not currently involved in any litigation which is expected to have a material impact on the Bank's financial condition or operations.

II. MARKET AREA ANALYSIS

Introduction

Sunshine State is headquartered in Plant City, Florida, and serves areas within the Tampa Metropolitan area through a headquarters office and four full-serve branch offices. The main offices and three branch offices are located in Hillsborough County, in the cities of Plant City, Brandon and Riverview. The Bank also serves nearby Pasco County through a branch office is located in Zephyrhills. Details regarding the Bank's offices are set forth in Exhibit II-1.

The Bank's primary market area of Hillsborough County is located in western Florida, and is the largest county within the metropolitan Tampa Bay Area. Hillsborough County encompasses the City of Tampa, and is the fourth most populous county in Florida. Agriculture has traditionally been a significant element of the Hillsborough County which continues to this day as Hillsborough County had the second largest agricultural output in of any county in Florida in 2012. But with its evolution into a major metropolitan area, the local economy has expanded to include such elements as finance, health care, government, tourism, etc.

Plant City, where the Bank is headquartered, is located approximately 30 miles east of Tampa on the I-4 corridor, is close enough to Tampa for commuters to reside in the local market but agriculture remains important. The area's semi-tropical Gulf Coast climate has facilitated the development of many nurseries and production of a variety of fruits and vegetables on a seasonal basis. In this regard, Hillsborough County is one of the world's largest strawberry producers and there are numerous farmers in the Plant City area actively involved in the cultivation of strawberries. In addition, given the proximity to Tampa, there are numerous employers in a variety of sectors as referenced above, and the close proximity of Brandon and Riverview to MacDill Air Force Base provides for a significant military presence to the employment base.

Pasco County, where the Zehyrhills branch is located, is also part of the Tampa Bay Metropolitan Area in western Florida, situated to the north of Hillsborough County. Zephyrhills has a significant retired population with the presence of two large retirement communities.

The regional economy has a strong agricultural history that is still prominent in the area's economy, but services, health care and finance/insurance/real estate sectors, as well as tourism and the government sector also play leading roles in the regional economy. The regional banking environment is highly competitive, and includes a wide range of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank, the relative economic health of the Bank's market area, and the impact on market value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the financial services industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters. The economic expansion has continued since that date, with GDP growth of 2.2% for calendar year 2012, 1.1% for the first quarter of 2013, 2.5% for the second quarter, and higher at 4.1% and 3.2% for the third and fourth quarter of 2013, respectively. Notably, a large portion of GDP growth during 2009 through 2012 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

For 2012, the national inflation rate averaged a lower annual rate of 2.07% which diminished to 1.48%. The national unemployment rate equaled 6.7% as of December 2013, a moderate decline from 7.8% as of December 2012, but still high compared to the long term historical averages. Notwithstanding the improvement, there remains uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected strong appreciation over the last 12 months albeit with significant period-to-period volatility. As an indication of the changes in the nation's stock markets over the last 12 months, as of December 31, 2013, the Dow Jones Industrial Average closed at 16,577, an increase of 26.5% from December 31, 2012, while the NASDAQ Composite Index stood at 4,177, an increase of 38.3% over the same time period. The Standard & Poor's 500 Index totaled 1,848 as of December 31, 2013, an increase of 29.6% from December 31, 2012.

Based on the consensus outlook of 51 economists surveyed by The Wall Street Journal in December 2013, economic growth is expected to improve from an annualized growth rate of 2.1% in 2013 to 2.8% and 2.9% in 2014 and 2015, respectively. The economists projected that the unemployment rate will decrease to 6.5% in 2014 and to 6.0% at the end of 2015 with the improving pace of job growth will serve to bring the unemployment rate down steadily. On average, the economists expect that the unemployment rate will be 6.5% by the end of 2014, with the economy adding around 2.4 million jobs from December 2013 to December 2014. On average, the economists did not expect the Federal Reserve to begin raising its target rate until late 2014 at the earliest, and the yield on the 10-year Treasury would increase to 3.9% by the end of 2015. The Federal Housing Finance Agency Index was projected to rise by 5.1% in 2014, and projections for housing starts were mostly steady.

The December 2013 mortgage finance forecast from the Mortgage Bankers Association (the "MBA") was for existing home sales to increase in 2014 by approximately 4.7% from 2013 levels, and new home sales were expected to increase by 9.9% in 2014 from levels in 2013. The MBA forecast showed overall increases in the median sale price for new and existing homes in 2013. Total mortgage production is forecasted to be down in 2014 to $1.2 trillion, compared to $1.8 trillion in 2013. The reduction in 2014 originations is largely due to a 58% reduction in refinancing volume, with refinancing volume forecasted to total $463 billion in 2014. Comparatively, house purchase mortgage originations are predicted to increase by 9.0% in 2014, with purchase lending forecasted to total $711 billion in 2014.

Interest Rate Environment

Beginning in August 2007 and through December 2008, the Federal Reserve decreased market interest rates a total of 12 times in an effort to stimulate the economy which fell into a deep recession. As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.25%. These historically low rates were intended to facilitate a recovery of the housing industry, while at the same time lower business borrowing costs, and such rates remained in effect through early 2010. The effect of the targeted short term rate reductions in benchmark interest rates has been part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. As of December 31, 2013, one- and ten-year U.S. government bonds were yielding 0.13% and 3.04%, respectively, compared to 0.16% and 1.78%, as of December 31, 2012. The impact on many financial institutions of the reduction in short term rates was favorable early on in the process. However, many community-based financial institutions such as Sunshine State have experienced spread compression as high yielding loans have refinanced or matured and the funds have necessarily been invested at lower market rates while funding costs have bottomed out at many institutions.. Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographic and Economic Characteristics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area from 2010 to 2013 and projected through 2018. Data for the nation and the state of Florida is included for comparative purposes.

As shown in Table 2.1, the Bank's primary market area of Hillsborough County contains a large population base of 1.27 million, and is ranked as the fourth most populous county in Florida. In addition, the county has grown at a relatively high annualized rate of 1.2% over the last three years, compared to the comparable growth rates of the nation and the state, and is expected to further increase over the next five years through 2018. The number of households in Hillsborough County has likewise exhibited favorable growth trends..

In the future, the Tampa Bay Area is expected to be a leading region of population growth in Florida facilitated by both the proximity to water, and influx of new residents and businesses attracted by the relatively mild climate and the relatively low cost of living in comparison to other major metropolitan areas on the east and west coasts of the U.S. Pasco County, which is less urbanized in nature and which has a more limited economic base, has exhibited more limited growth trends, with population and household growth rates falling below the state and national averages.

Income figures for the Bank's market area show that the median household income and per capita income of Hillsborough County are slightly above the comparable state averages, but below the national aggregates, indicative of the county's mixed urban and suburban nature. However, income measures for Pasco County indicate lower income levels compared to the state and nation, which is reflective of its comparatively rural environment. Over the next five years, the median household income levels for both counties are expected to increase strongly, exceeding the national growth rate, while the per capita income levels are forecast to increase at rates below the national growth rate.

In addition, Hillsborough County maintains a relatively higher percentage of younger residents (under 34 years old) and a lower percentage of residents over 55 years old, as compared to the state and nation. This is indicative of the young and urban demographics of Tampa; however, the agricultural and suburban communities of Plant City, Brandon and Riverview consist of relatively older populations. Pasco County, and especially Zephyrhills, also consists of larger population portions of older age, due to its retirement community.

Table 2.1
Sunshine State Federal Savings & Loans Association
Summary Demographic Data

	Year 2010	Year 2013	Year 2018	Growth Rate 2010-2013 (%)	Growth Rate 2013-2018 (%)
Population (000)					
USA	308,746	314,468	325,844	0.6%	0.7%
Florida	18,801	19,204	20,175	0.7%	1.0%
Hillsborough County	1,229	1,273	1,357	1.2%	1.3%
Pasco County	465	474	494	0.7%	0.8%
Households (000)					
USA	116,716	118,979	123,465	0.6%	0.7%
Florida	7,421	7,568	7,945	0.7%	1.0%
Hillsborough County	474	490	521	1.1%	1.3%
Pasco County	190	192	199	0.4%	0.7%
Median Household Income ($)					
USA	NA	51,314	59,580	NA	3.0%
Florida	NA	44,894	53,253	NA	3.5%
Hillsborough County	NA	47,483	55,450	NA	3.2%
Pasco County	NA	42,266	50,874	NA	3.8%
Per Capita Income ($)					
USA	NA	27,567	32,073	NA	3.1%
Florida	NA	25,615	29,832	NA	3.1%
Hillsborough County	NA	26,236	30,427	NA	3.0%
Pasco County	NA	23,615	27,170	NA	2.8%

2013 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
USA	19.4	27.5	26.7	17.1	9.4
Florida	16.9	25.4	26.2	18.7	12.9
Hillsborough County	19.2	28.9	27.5	15.8	8.6
Pasco County	16.9	21.4	26.4	20.1	15.2

2013 HH Income Dist. (%)	Less Than 25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+
USA	24.0	24.6	30.2	21.2
Florida	26.5	27.6	29.4	16.5
Hillsborough County	24.8	27.2	29.8	18.3
Pasco County	28.3	28.5	29.3	14.0

Source: SNL Financial

Regional/Local Economy

Table 2.2 presents a list of the largest employers in the primary market area of Hillsborough County. The Bank's market area contains a cross section of employment sectors, with a mix of services, agriculture, wholesale/retail trade, federal and local government, health care facilities and finance related employment.

Table 2.2
Sunshine State Federal Savings & Loans Association
Hillsborough County Largest Employers

Company/Institution	Industry	Employees
School District of Hillsborough County	Education	25,473
MacDill Air Force Base	Government	12,000
Hillsborough County Government	Government	10,600
University of South Florida	Education	9,000
Tampa International Airport	Transportation	7,500
Publix Supermarkets	Retail Trade	6,086
Tampa General Hospital	Health Care	6,000
JPMorgan Chase & Co.	Finance	4,733
Busch Gardens	Entertainemnt	3,750
St. Joseph's Hospital	Health Care	3,501
Moffitt Cancer Center	Health Care	3,218
Citi	Finance	2,900

Source: Tampa Hillsborough Economic Development Corporation

According to various demographic research reports such as projections from Florida's Office of Economic and Demographic Research and the University of Florida, Hillsborough County consists of one of the fastest growing populations and economies of the country. The Tampa Bay metropolitan area is home to 19 corporate headquarters, four of which are Fortune 500 companies. Hillsborough County also has a large military presence, such as the MacDill Air Force Base, which serves as the global headquarters of the U.S. Central Command and the U.S. Special Operations Command. Furthermore, the historically robust industries of manufacturing and agriculture still play a significant role in the county's economy, as Hillsborough County hosts a number of modern manufacturing and technology companies, including various commercial and construction machinery, as well as defense and security contractors.

As previously noted, agriculture remains an important component of the Hillsborough county economy as Hillsborough County agriculture productions ranks second in the state with significant outputs in various crops such as strawberries, vegetables, fruits and ornamental plants. As mentioned previously, strawberries are a significant crop produce in the Plant City market, and Plant City is thus home to a number of farmers, wholesalers and distributers of strawberries, such as Wishnatzki Farms, the largest single strawberry producer in Florida. Plant City also hosts the annual Florida Strawberry Festival in the late winter which has become a regional attraction. Activity such as fruit and vegetable production is frequently seasonal in nature with planting; harvesting and packaging take place from fall to spring, which takes advantage of the region's mild climate and high prices for fresh produce in the winter and spring.

Market Area Employment Sectors

As noted previously, the Bank's market area economy is based on a variety of employment sectors. Employment data presented in Table 2.3 indicates that similar to many areas of the country, services are the most prominent sector for the State of Florida, as well as Hillsborough and Pasco Counties. Wholesale/retail trade and health care provide the second and third largest sources of employment in the market area counties and the state. Compared to the state of Florida and Pasco County, Hillsborough County displayed higher levels of employment in services, finance/insurance/real estate and manufacturing. Compared to the state and Hillsborough County, Pasco County displayed higher concentrations of jobs in health care, wholesale/retail trade, construction and agriculture.

Table 2.3
Sunshine State Federal Savings & Loans Association
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Florida	Hillsborough County	Pasco County
	(% of Total Employment)		
Services	30.4%	32.5%	29.8%
Healthcare	10.6%	11.5%	13.9%
Government	6.3%	3.4%	6.3%
Wholesale/Retail Trade	27.3%	28.3%	29.3%
Finance/Insurance/Real Estate	8.0%	8.0%	5.3%
Manufacturing	5.0%	5.8%	2.9%
Construction	5.3%	4.8%	6.5%
Information	1.1%	1.0%	0.4%
Transportation/Utility	3.6%	2.8%	2.7%
Agriculture	1.4%	1.2%	2.2%
Other	1.0%	0.7%	0.7%
	100.0%	100.0%	100.0%

Source: SNL Financial

Unemployment Trends

Comparative unemployment rates for Hillsborough and Pasco Counties, as well as for the U.S. and Florida are shown in Table 2.4. As of December 2013, Hillsborough County exhibited a favorable unemployment rate of 5.7%, as compared to both the nation and state aggregate. The unemployment rate of Pasco County at 6.7% was higher than that of Florida, and approximated the national rate. However, consistent with nationwide and statewide trends, the market area counties showed evidence of economic recovery as unemployment rates were below the rate reported a year ago. Coupled with the higher population growth of Hillsborough County, the Hillsborough County economy appears to be creating new jobs at a relatively strong rate.

Table 2.4
Sunshine State Federal Savings & Loans Association
Unemployment Trends

Region	December 2012 Unemployment	December 2013 Unemployment
USA	7.8%	6.7%
Florida	7.9%	5.9%
Hillsborough, FL	7.6%	5.7%
Pasco, FL	8.7%	6.7%

Source: U.S. Bureau of Labor Statistics.

Real Estate Trends

1. Home Sales

Home sales activity across Florida during the third quarter of 2013 surpassed the mark posted during the same period in 2012, a positive indicator for an industry that has been impacted by the recession that commenced in 2008. According to statistics provided by the Florida Association of Realtors, closed sales of single-family homes during the quarter ended September 2013 totaled 60,661, a 17.3% increase from the same period posted in 2012 (when the market recorded 51,735 sales). The median sales price also increased notably, by 18.6% to $175,000 for the third quarter of 2013, from the level for the third quarter of 2012 ($147,500).

Similarly, home sales in the Bank's market area reflected an improving trend, as characterized by the favorable real estate trends of the Tampa-St. Petersburg-Clearwater MSA, which includes the market area counties of Hillsborough and Pasco Counties, in addition to the neighboring Hernando and Pinellas Counties. In the Tampa-St. Petersburg-Clearwater MSA, closed single family home sales in the third quarter of 2013 totaled 10,106, up 16.6% from the homes sold during the same quarter a year prior. Home prices mirrored the statewide trend, reflecting a strong increasing trend in the Bank's market area over the third quarter of 2013, as the median sales price for single-family homes in the MSA was $159,900, up 23.0% from the median sales price for the third quarter of 2012. The overall favorable increasing trends in home sales and sales prices reflect the strong growth and recovery of the local economy and real estate market of the market area.

In addition, management of the Bank indicated their observation of fast housing development in the local area of Plant City. Housing prices have experienced overall growth in

Plant City and the surrounding areas, with the most significant increases shown in housing in the waterfront area, Southern Tampa, and school districts. According to RealtyTrac, the median home sales price in Plant City was $120,000 in November 2013, which represented a 22.5% year-over-year increase. Similarly, the cities of Brandon and Riverview also experienced increases in median home sales prices, at 8.8% and 15.9% respectively, from November 2012 to November 2013.

2. Foreclosure Trends

As reported by RealtyTrac, during November 2013, foreclosure filings fell 37% from a year earlier to the lowest level in over six years across the nation, as one in every 1,155 housing units in the U.S. reported a foreclosure filing. However, Florida ranked as the top state in the country with the highest level of foreclosure filing, with one in every 392 housing units with a foreclosure filing as of November 2013. Nevertheless, foreclosures in Florida have exhibited an overall decreasing trend, as the number of foreclosure filings in November 2013 was 23% lower than the same time last year.

Locally, foreclosures trended downward during the eleven months ended November 2013. In Hillsborough County, the number of properties that received a foreclosure filing in November 2013 was 22% lower than the same time last year. Hillsborough County reported one in every 390 housing units with a foreclosure filing, which represented a slightly higher foreclosure percentage than the state. However, in Plant City, the number of foreclosure filings in November 2013 was 15% higher than the same time last year, and Plant City also reported one in every 363 housing units with a foreclosure filing, which is a significantly higher percentage than the state and the nation. Furthermore, Pasco County reported one in every 323 housing units with a foreclosure filing, and an 11% increase in filings in November 2013 compared to last year. This presents an unfavorable trend of the high number of foreclosures in the Bank's local market area counties as well as the state, despite the increasing home sales and housing prices in the area.

Market Area Deposit Characteristics

The Bank's retail deposit base is closely tied to the economic fortunes of Hillsborough and Pasco Counties, and, in particular, the areas that are nearby to each of the office facilities. Table 2.5 displays deposit market trends from June 30, 2009 through June 30, 2013 for Hillsborough and Pasco Counties, as well as the State of Florida. Florida bank and thrift deposits increased at a 2.4% annual rate during the four year period, with savings institutions declining by 13.8% annually and commercial banks reporting annual deposit growth of 4.0%. Overall, savings institutions held a small market share of 5.7% of total deposits statewide as of June 30, 2013.

Similar to the statewide trends, Hillsborough County experienced an overall increase in total county deposits at an annual rate of 4.9% over the four year period. However, deposits at savings institutions declined significantly at 14.4% annually, while commercial banks reported annual deposit growth of 5.5%. Similar to statewide patterns, commercial banks held dominating deposit market shares in the market area counties. Pasco County reported overall deposit decreases from 2009 to 2013, with both commercial bank and savings institutions reporting declines in deposit balances.

Table 2.5
Sunshine State Federal Savings & Loans Association
Deposit Summary

	As of June 30,						
	2009			2013			Deposit Growth Rate 2009-2013
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	(%)
	(Dollars in Thousands)						
Florida	$400,978,730	100.0%	5,820	$441,108,264	100.0%	5,548	2.4%
Commercial Banks	355,136,632	88.6%	5,286	415,835,826	94.3%	5,321	4.0%
Savings Institutions	45,842,098	11.4%	534	25,272,438	5.7%	227	-13.8%
Hillsborough County	$21,203,579	100.0%	322	$25,666,733	100.0%	318	4.9%
Commercial Banks	20,319,481	95.8%	296	25,192,691	98.2%	303	5.5%
Savings Institutions	884,098	4.2%	26	474,042	1.8%	15	-14.4%
Sunshine State FSLA	150,186	0.7%	4	160,902	0.6%	4	1.7%
Pasco County	$5,727,120	100.0%	121	$5,310,103	100.0%	110	-1.9%
Commercial Banks	5,299,741	92.5%	109	4,980,995	93.8%	106	-1.5%
Savings Institutions	427,379	7.5%	12	329,108	6.2%	4	-6.3%
Sunshine State FSLA	15,890	0.3%	1	13,328	0.3%	1	-4.3%

Source: FDIC.

Due to the large size of the region and the presence of the Tampa metropolitan area, the Bank maintains a modest market share in terms of market area deposits. The Bank's deposit market share in Hillsborough County of $160.9 million of deposits represented a 0.6% market share of bank and thrift deposits at June 30, 2013. The Bank's deposit market share in Pasco County of $13.3 million of deposits represented a 0.3% market share. Over the four year period shown in Table 2.5, the Bank experienced annual deposit growth of 1.7% in Hillsborough County, but reported annual deposit decline of 4.3% in Pasco County. At the same time, the

Bank reported overall losses in deposit market share in both market area counties with the reduction largely the result of Sunshine's conscious decision to limit growth in view of ongoing shrinkage of the loan portfolio over the period.

Deposit Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking and thrift industries provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions. The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with financial institutions that primarily have a local, regional or national presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as the Bank. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions. Management has also indicated that the presence of credit unions in the Bank's market area contributes to a formidable level of deposit competition, as a number of them also have long histories of operation in the region and have developed loyal customer relationships. There are 15 credit unions that are headquartered in Hillsborough County, with an average asset size of $706.6 million, and hold an average balance of $623.6 million of shares and deposits, as of December 31, 2013.

From a competitive standpoint, the Bank benefits from its status of a locally owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services. However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available. Table 2.6 below lists the Bank's largest competitors in Hillsborough and Pasco Counties. Among the Bank's competitors are much larger and more diversified institutions, which have greater resources than maintained by the Bank, including the three largest deposit holding institutions in both market area counties, Wells Fargo & Co., Bank of America Corp. and SunTrust Banks Inc. In Hillsborough County, Sunshine State is ranked 19th in deposit market share, maintaining a modest 0.6% market share. In Pasco County, the Bank is ranked 21st in deposit market share, maintaining a minimal 0.3% market share.

Table 2.6
Sunshine State Federal Savings & Loans Association
Market Area Deposit Competitors

Location	Name	Market Share	Rank
Hillsborough County	Wells Fargo & Co.	20.70%	
	Bank of America Corp.	19.68%	
	SunTrust Banks Inc.	16.55%	
	Sunshine State Federal Savings & Loans Association	**0.63%**	**19 out of 47**
Pasco County	Wells Fargo & Co.	21.66%	
	Bank of America Corp.	20.04%	
	SunTrust Banks Inc.	16.33%	
	Sunshine State Federal Savings & Loans Association	**0.25%**	**21 out of 24**

Source: SNL

III. PEER GROUP ANALYSIS

This section presents an analysis of Sunshine State's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Sunshine State is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Sunshine State, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than "non-listed thrifts" i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, MHCs, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We also excluded those companies that were converted less than one year ago, as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 119 publicly-traded thrift institutions nationally, which includes 15 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" peer group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Sunshine State will be a full stock public company upon completion of the Conversion, we considered only full stock companies to be viable candidates for inclusion in the Peer Group, excluding those in MHC form.

Based on the foregoing, from the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Sunshine State. The Peer Group selection process focused on companies with similar assets sizes, similar geographic region characteristics, and relatively high tangible equity/assets ratios. We believe these characteristics are given significant weight by investors in evaluating Sunshine State and similarly situated institutions. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- **Screen #1: Southeast Institutions.** Given the impact of the regional market on investors' perception of a financial institution's value, we first looked to publicly traded thrifts in the Southeast regional market with the following characteristics:
  - Assets less than $1 billion. Given the Bank's small and limited resources, we limited the size of the comparable group to relatively smaller thrift institutions with asset sizes of less than $1 billion;
  - Tangible Equity/Tangible Assets greater than 10%. Given the Bank's relatively high tangible equity ratio of 13.7% on a pre-conversion basis, and that its equity position is expected to increase further after the completion of the Conversion, we focused on selecting comparable public thrifts with similarly strong capital ratios; and
  - While First Federal Bancshares of Arkansas qualified under the above criteria, it was not selected into the Peer Group, due to its relatively unusual ownership structure which included a large shareholder which held a controlling interest in First Federal Bancshares.
- **Screen #2: Midwest Institutions.** Since the selection criteria for publicly traded thrifts yielded a total of five institutions which is below the minimum of ten required pursuant to the conversion criteria, we also decided to include institutions within the Midwest regional market, which resembles the Bank's local market area, with characteristics such as an agricultural and industrial based economy, as well as similar levels of housing prices and income measures. From the universe of publicly traded thrifts in the Midwest, we selected companies with the following characteristics for inclusion in Sunshine State's valuation peer group:
  - Assets less than $1 billion. Based on the Bank's relatively small asset size in comparison to the majority of publicly-traded companies;

- Tangible Equity/Tangible Assets greater than 13%. Similarly, we focused on selecting comparable public thrifts with strong capital positions due to the Bank's high capital levels on a pre- and post-conversion basis.
- Return on Average Assets ("ROAA") less than 1%. In view of the Bank's low levels of profitability (ROAA of 0.07% on a trailing twelve month basis), we excluded companies reporting very high levels of earnings with objective of enhancing the financial comparability of the Peer Group to the Bank.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Sunshine State, we believe that the Peer Group companies, on average, provide a good basis for the valuation subject to valuation adjustments. The following sections present a comparison of Sunshine State's financial condition, income and expense trends, loan composition, interest rate risk, and credit risk versus the Peer Group, as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies is detailed in the following pages.

Table 3.1
Peer Group of Publicly-Traded Thrifts
As of December 31, 2013

Ticker	Financial Institution	Exchange	City	State	Total Assets ($Mil)		Offices	Fiscal Year End	Conv. Date	As of February 21, 2014 Stock Price ($)	As of February 21, 2014 Market Value ($Mil)
ASBB	ASB Bancorp, Inc.	NASDAQ	Asheville	NC	733		13	Dec	10/12/11	17.50	88.2
CHEV	Cheviot Financial Corp.	NASDAQ	Cheviot	OH	587		12	Dec	1/18/12	10.53	72.0
HBCP	Home Bancorp, Inc.	NASDAQ	Lafayette	LA	984		30	Dec	10/3/08	20.61	146.3
HFBL	Home Federal Bancorp, Inc. of Louisiana	NASDAQ	Shreveport	LA	286		4	Jun	12/22/10	17.56	39.5
IROQ	IF Bancorp, Inc.	NASDAQ	Watseka	IL	568		5	Jun	7/8/11	16.46	72.9
LPSB	LaPorte Bancorp, Inc.	NASDAQ	La Porte	IN	527		8	Dec	10/5/12	10.83	64.0
LABC	Louisiana Bancorp, Inc.	NASDAQ	Metairie	LA	317		4	Dec	7/10/07	18.99	54.8
PBSK	Poage Bankshares, Inc.	NASDAQ	Ashland	KY	291	(1)	6	Sep	9/13/11	14.02	47.0
SIBC	State Investors Bancorp, Inc.	NASDAQ	Metairie	LA	259		4	Dec	7/7/11	15.50	37.1
WBKC	Wolverine Bancorp, Inc.	NASDAQ	Midland	MI	291	(1)	4	Dec	1/20/11	21.50	51.6

(1) Financial data as of September 30, 2013.
Source: SNL Financial, LC.

- **ASB Bancorp, Inc. of NC ("ASBB")** is headquartered in North Carolina and operates 13 branches in Western North Carolina. ASBB's asset composition is relatively similar to the Bank's with a high proportion of cash and investments and a relatively low proportion of loans. For the twelve months ended December 31, 2013, ASBB reported modestly higher earnings than the Bank with a ROAA of 0.19% of average assets. Similar to Sunshine State, ASBB's loan composition was focused on 1-4 family and commercial real estate mortgages. Asset quality measures were more favorable for ASBB, both in terms of the level of NPAs and the reserve coverage ratios. As of December 31, 2013, ASBB had total assets of $733 million and a tangible equity to assets ratio of 13.79%. ASBB's market capitalization was $88.2 million as of February 21, 2014.

- **Cheviot Financial Corp. of OH ("CHEV")** operates 12 branches in suburban Cincinnati, Ohio. CHEV's asset composition reflected similar levels of cash and loans as compared to Sunshine State, while their respective funding composition was also comparable with deposits comprising the majority of interest-bearing liabilities for both. For the year ended December 31, 2013, CHEV reported return on average assets ("ROAA") of 0.24%, with CHEV's lower operating expenses offset by weak net interest income and high levels of loan loss provisions. CHEV's loan portfolio was relatively undiversified, with high concentrations in 1-4 family mortgages, with little diversification in other high-risk loans. CHEV's asset quality measures were more favorable than the Bank's in terms of the ratio of NPAs, although its reserve coverage was less favorable. As of December 31, 2013, CHEV had total assets of $587 million, and a market capitalization of $72.0 million as of February 21, 2014.

- **Home Bancorp, Inc. of LA ("HBCP")** operates 22 branches in southern Louisiana. HBCP maintains a higher level of loans in its asset base compared to the Bank, with a relatively high level of diversification into construction and land loans, commercial real estate and commercial business loans. HBCP's asset quality measures were slightly more favorable than the Bank's measures, both in terms of the NPAs and reserve coverage ratios. Earnings were comparatively favorable for HBCP in relation to the Bank, supported by a very strong level of net interest income (highest of any peer company) which was partially mitigated by its relatively high ratio of operating expenses to average assets. HBCP was the largest Peer Group company in terms of asset size and market capitalization, based on total assets of $984 million as of December 31, 2013, and its market capitalization of $146.3 million as of February 21, 2014.

- **Home Federal Bancorp, Inc. of Louisiana of LA ("HFBL")** is the second smallest company in the Peer Group, with an asset size of $286 million as of December 31, 2013, and operates four branches, in northwestern Louisiana. HFBL's balance sheet composition reflected higher levels of loans but lower deposits relative to the Bank. HFBL's reported the highest level of earnings among the Peer Group, with an ROAA of 0.94%, reflecting its strong net interest margin and gains on the sale of loans. HFBL's loan composition is similar to the Bank's portfolio, but it reported much more favorable asset quality measures than the Bank, including the lowest ratio of NPA/assets and highest reserve coverage ratio in relation to NPAs of any Peer Group company. As of February 21, 2014, HFBL had a market capitalization of $39.5 million.

- **IF Bancorp, Inc. of IL ("IROQ")** operates five branch offices in eastern Illinois. Enhancing the comparability to Sunshine State, IROQ had a comparatively high level of mortgage-backed securities ("MBS") and investments (38.59% of assets, compared to 24.91% of the Bank) while loan balances were comparatively modest (56.70% of assets which compared closely to the Bank's ratio of 57.22% of assets). IROQ reported higher levels of earnings than the Bank, despite a similar level of net interest income, due to IROQ's much lower level of non-interest expense. As of December 31, 2013, IROQ had total assets of $568 million and a tangible equity to assets ratio of 15.22%. Its market capitalization was $72.9 million as of February 21, 2014.

- LaPorte Bancorp, Inc. of IN ("LPSB") operates eight branches in northwestern Indiana, and is within the Chicago metropolitan area. Enhancing the comparability to the Bank, the ratio of loans-to-assets was low and approximated the level at the Bank while offset by a relatively high ratio of MBS and investment securities. LPSB reported higher profitability than the Bank, with an ROAA of 0.83% for the year ended December 31, 2013, primarily due to low levels operating expenses and supported by gains on sale. As of December 31, 2013, LPSB had total assets of $527 million and a tangible equity to assets ratio of 14.95%. Its market value was $64.0 million as of February 21, 2014.

- Louisiana Bancorp, Inc. of LA ("LABC") is located in the southeast region of the US and maintains four branch offices in the New Orleans metropolitan area. LABC's asset composition differs from the Bank's based on higher level of loans and lower level of investment securities. At the same time, LABC relies on borrowings to fund operations to a greater extent. Compared to Sunshine State, LABC held a much higher level of 1-4 family mortgages, with limited diversification in construction and land loans, commercial business and consumer loans. The high ratio of loans supported LABC's net interest margin, which coupled with its more moderate operating expense ratio, supported LABC's comparatively more favorable ROAA of 0.86% for the year ended December 31, 2013. LABC's asset quality was more favorable than the Bank's based on its lower ratio of NPAs/assets and higher reserve coverage in relation to NPAs. As of December 31, 2013, LABC had total assets of $317 million, and reported a market capitalization of $54.8 million as of February 21, 2014.

- Poage Bankshares, Inc. of KY ("PBSK") operates six branches in northeastern Kentucky. Compared to Sunshine State, PBSK held higher levels of investments and loans, but lower levels of deposits. For the year ended December 31, 2013, PBSK reported relatively high ROAA of 0.70% compared to the Bank, which was primarily due to low levels of loan loss provisions and operating expenses. PBSK held a relatively high concentration of loans in 1-4 family mortgages, with limited diversification in construction and land loans, multi-family, commercial real estate or commercial business loans. Compared to the Bank, PBSK reported more favorable asset quality measures, both with respect to the ratio of NPAs-to-assets and the related reserve coverage ratios to non-performing loans and assets. As of September 30, 2013, PBSK had total assets of $291 million and a tangible equity to assets ratio of 19.90%. Its market capitalization was $47.0 million as of February 21, 2014.

- State Investors Bancorp, Inc. of LA ("SIBC") is the smallest company in the Peer Group, with an asset size of $259 million and thus compares most closely to Sunshine State from an asset size perspective. SIBC operated through 4 branches within the New Orleans metropolitan area. Compared to Sunshine State, SIBC held higher levels of loans, but lower levels of deposits, as SIBC maintained a significant amount of borrowings, at 21.64% of assets. For the year ended December 31, 2013, SIBC reported modest earnings with an ROAA of 0.20%, with the slight advantage relative to the Bank's earnings levels resulting from its more efficient operating expense ratio mitigated in part by low non-interest fee income levels. Like the Bank, SIBC's loan portfolio was primarily comprised of 1-4 family and commercial real estate loans, albeit with higher concentrations of each. Compared to the Bank, SIBC exhibited more favorable asset quality measures. SIBC's market capitalization was also the smallest among the Peer Group, at $37.1 million as of February 21, 2014, and thus compares closely to the Bank's pro forma market capitalization at conversion.

- Wolverine Bancorp, Inc. of MI ("WBKC") operates four branches in central Michigan. In comparison to the Bank, WBKC had a higher level of loans and borrowings, and lower level of deposits. Moreover, WBKC's loan portfolio reflected significant diversification into multi-family and commercial mortgages, well beyond the level of Sunshine State. Enhancing the comparability to the Bank from a valuation perspective, WBKC's recorded the highest level of tangible equity among the Peer Group, at 21.66% of assets. WBKC reported strong earnings in comparison to the Bank (ROAA of 0.60% for the year ended December 31, 2013), which was supported by a high level of net interest income generated through its mortgage lending. Asset quality ratios were similar to the Bank's in terms of the ratio of NPAs/assets while WBKC's reserve coverage in relation to NPAs was more favorable. As of September 30, 2013, WBKC had total assets of $291 million, and a total market capitalization of $51.6 million as of February 21, 2014.

In aggregate, the Peer Group companies maintained a higher tangible equity level, in comparison to the industry median (14.40% of assets versus 11.75% for all non-MHC public companies), and generated a slightly higher level of core profitability (0.62% of assets versus 0.59% for all non-MHC public companies). The Peer Group's higher tangible equity translated into a lower median core ROE ratio (3.49% for the Peer Group versus 4.31% for all non-MHC public companies), notwithstanding the lower ROA. Overall, the Peer Group's pricing ratios were relatively similar to all full stock publicly-traded thrifts, as the median price/tangible book ("P/TB") ratio was at a modest discount to the industry median, while the Peer Group's price/core earnings ("P/Core") ratio was at a slight premium to the industry median. The Peer Group's price/assets ("P/A") ratio was also at a modest premium to the industry median.

	All Non-MHC Public-Thrifts	*Peer Group*
Financial Characteristics (Medians)		
Assets ($Mil)	$771	$422
Market Capitalization ($Mil)	$94.59	$59.02
Tangible Equity/Assets (%)	11.75%	14.40%
Core Return on Average Assets (%)	0.59%	0.62%
Core Return on Average Equity (%)	4.31%	3.49%
Pricing Ratios (Medians)(1)		
Price/Core Earnings (x)	17.12x	19.77x
Price/Tangible Book (%)	99.25%	89.74%
Price/Assets (%)	12.53%	14.07%

(1) Based on market prices as of February 21, 2014.

The thrifts selected for the Peer Group were relatively comparable to Sunshine State in terms of all of the selection criteria and are considered the "best fit" group. While there are many similarities between Sunshine State and the Peer Group on average, there are some notable differences that lead to the valuation adjustments discussed herein. The following comparative analysis highlights key similarities and differences between Sunshine State and the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Sunshine State and the Peer Group, reflecting balances as of December 31, 2013, or the most recent date available. On a reported basis, Sunshine State's equity-to-assets ratio of 13.7% was below the Peer Group's median and average equity-to-assets ratios of 15.4% and 16.3%, respectively. The Bank did not have any intangible assets while intangibles for the Peer Group were modest, resulting in median and average tangible equity ratios of 14.7% and 16.1%, respectively.

The Bank's pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity and tangible equity-to-assets ratio that is expected to increase to levels in excess of the Peer Group's median and average ratios. As a result of the Conversion, the increase in Sunshine State's pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress the Bank's potential return on equity. Both Sunshine State's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements. On a pro forma basis, the Bank's regulatory surpluses will become more significant. Additionally, the ability to leverage the increased equity and improve the ROE will be dependent upon the ability of the Bank to execute a business plan focused on loan and earnings growth.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2013 or most recent available

Balance Sheet as a Percent of Assets

			Cash & Equivalents	MBS & Invest	BOLI	Net Loans	Deposits	Borrowed Funds	Sub. Debt	Total Equity	Goodwill & Intang	Tangible Equity
Sunshine State Federal Savings & Loan Association												
December 31, 2013			5.69%	29.93%	2.10%	57.22%	84.82%	0.00%	0.00%	13.66%	0.00%	13.66%
All Public Companies												
Averages			6.03%	20.83%	1.86%	66.92%	74.39%	10.80%	0.38%	13.23%	0.71%	12.52%
Medians			3.76%	16.71%	1.94%	69.25%	75.80%	8.67%	0.00%	12.35%	0.02%	11.33%
State of FL												
Averages			10.19%	16.43%	1.10%	66.49%	68.94%	20.56%	0.29%	9.06%	0.15%	8.91%
Medians			10.19%	16.43%	1.10%	66.49%	68.94%	20.56%	0.29%	9.06%	0.15%	8.91%
Comparable Group												
Averages			4.53%	22.81%	1.31%	67.21%	70.29%	12.39%	0.10%	16.32%	0.38%	16.10%
Medians			3.50%	22.57%	1.60%	65.92%	71.52%	12.99%	0.00%	15.37%	0.00%	14.70%
Comparable Group												
ASBB	ASB Bancorp, Inc.		7.20%	26.50%	0.02%	56.84%	78.14%	6.93%	0.00%	13.79%	0.00%	13.79%
CHEV	Cheviot Financial Corp.		3.77%	31.46%	2.64%	57.37%	79.95%	3.28%	0.00%	15.49%	1.85%	13.64%
HBCP	Home Bancorp, Inc.		3.61%	16.94%	1.80%	71.37%	75.32%	9.86%	0.00%	14.42%	0.21%	14.37%
HFBL	Home Federal Bancorp, Inc. of Louisiana		2.41%	15.73%	2.14%	76.14%	78.84%	6.46%	0.00%	14.46%	0.00%	14.46%
IROQ	IF Bancorp, Inc.		1.28%	38.59%	1.39%	56.70%	68.35%	16.82%	0.00%	13.89%	0.00%	13.89%
LPSB	LaPorte Bancorp, Inc.		4.72%	32.01%	2.72%	55.88%	65.80%	16.93%	0.98%	15.25%	1.75%	14.95%
LABC	Louisiana Bancorp, Inc.		2.20%	18.65%	0.00%	78.14%	63.94%	16.12%	0.00%	18.29%	0.00%	18.29%
PBSK	Poage Bankshares, Inc.	(1)	2.82%	30.89%	2.37%	60.47%	74.69%	4.55%	0.00%	19.90%	0.00%	19.90%
SIBC	State Investors Bancorp, Inc.		3.38%	15.75%	0.00%	77.03%	61.52%	21.64%	0.00%	16.07%	0.00%	16.07%
WBKC	Wolverine Bancorp, Inc.	(1)	13.92%	1.55%	0.00%	82.16%	56.31%	21.27%	0.00%	21.66%	0.00%	21.66%

Balance Sheet Annual Growth Rates / Regulatory Capital

			Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Total Equity	Tangible Equity	Tangible	Tier 1 Risk-Based	Risk-Based Capital
Sunshine State Federal Savings & Loan Association												
December 31, 2013			0.20%	4.36%	-2.43%	0.42%	0.00%	0.53%	0.53%	13.14%	24.00%	25.26%
All Public Companies												
Averages			3.34%	4.23%	5.06%	3.80%	1.71%	4.67%	3.78%	12.60%	19.42%	20.52%
Medians			1.01%	-0.58%	3.31%	1.18%	-2.09%	-0.76%	-0.59%	12.30%	18.11%	19.32%
State of FL												
Averages			-4.17%	10.16%	-11.92%	-3.52%	-17.63%	37.23%	37.59%	9.73%	19.22%	20.47%
Medians			-4.17%	10.16%	-11.92%	-3.52%	-17.63%	37.23%	37.59%	9.73%	19.22%	20.47%
Comparable Group												
Averages			1.48%	-0.36%	5.06%	1.61%	16.45%	-5.67%	-0.59%	14.77%	24.61%	25.46%
Medians			2.35%	-17.55%	5.43%	-0.80%	0.43%	-4.44%	-4.43%	14.18%	25.00%	25.80%
Comparable Group												
ASBB	ASB Bancorp, Inc.		-2.18%	-17.47%	6.54%	-0.95%	0.75%	-9.36%	-9.36%	12.67%	24.14%	25.39%
CHEV	Cheviot Financial Corp.		-7.10%	-17.64%	-1.05%	-4.33%	-20.78%	-15.73%	-17.31%	13.46%	25.00%	25.26%
HBCP	Home Bancorp, Inc.		2.21%	-5.50%	4.31%	-3.90%	109.70%	0.24%	0.26%	14.17%	21.33%	21.88%
HFBL	Home Federal Bancorp, Inc. of Louisiana		4.88%	-21.62%	12.38%	14.88%	-38.97%	-8.68%	-8.68%	14.18%	24.19%	23.77%
IROQ	IF Bancorp, Inc.		9.13%	3.17%	13.13%	9.54%	26.61%	-8.06%	-8.06%	14.10%	25.00%	26.20%
LPSB	LaPorte Bancorp, Inc.		6.93%	34.91%	-6.49%	-0.65%	74.19%	-4.43%	47.89%	13.00%	18.01%	19.13%
LABC	Louisiana Bancorp, Inc.		1.55%	-31.42%	16.10%	3.21%	-4.52%	2.17%	2.17%	14.80%	25.37%	26.58%
PBSK	Poage Bankshares, Inc.	(1)	-8.25%	-18.16%	-2.63%	-8.09%	-25.14%	-4.42%	-4.42%	16.16%	30.87%	32.12%
SIBC	State Investors Bancorp, Inc.		5.18%	-18.84%	13.98%	-1.25%	42.52%	-4.45%	-4.45%	14.81%	25.86%	26.65%
WBKC	Wolverine Bancorp, Inc.	(1)	2.49%	88.98%	-5.67%	7.66%	0.11%	-3.95%	-3.95%	20.35%	26.35%	27.58%

(1) Financial data as of September 30, 2013.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The interest-earning assets ("IEA") composition reflects differences in terms of the proportion of loans, as Sunshine State's ratio of loans to assets of 57.2% is notably lower than the Peer Group average and median ratio of 67.2% and 65.9%, respectively. Conversely, Sunshine State's level of cash and investments (including BOLI), equal to 35.6% of assets, was higher than the Peer Group median of 27.7%. The Bank's asset strategy primarily revolves around investment securities and loans, with loans primarily consisting of one-to-four family mortgages, commercial mortgages and commercial business loans, all of which are primarily secured by properties and businesses within the Bank's local market area. As noted in the financial analysis in Section I, the Bank has revamped its lending strategy to reduce the 1-4 family residential mortgage portfolio over time, and instead emphasize the commercial mortgage and commercial business lending for portfolio. Accordingly, since the Bank has largely ceased residential lending for portfolio, the proportion of residential mortgage loans comprising the loan portfolio is expected to diminish over time.

Overall, Sunshine State's IEA amounted to 92.8% of assets, which was slightly lower than the Peer Group's average ratio of 94.5%. Both the Bank's and the Peer Group's IEA ratios exclude BOLI as an interest-earning asset. On a pro forma basis, immediately following the Conversion, a portion of the proceeds will initially be invested into shorter-term investment securities, further increasing the relative proportion of cash and investments for the Bank in comparison to the Peer Group over the short term, pending longer term deployment into higher yielding commercial loans. Furthermore, the IEA ratio for the Bank will improve will improve modestly with the completion of the Conversion.

Sunshine State's funding liabilities reflected a funding strategy that was similar to the Peer Group, except that the Bank did not utilize borrowings given its limited need for funds in recent periods owing to a shrinking loan portfolio. The Bank's deposits equaled 84.8% of assets, which exceeded the average and median for the Peer Group of 70.3% and 71.5% of assets. As noted previously, the Bank did not utilize borrowed funds, while borrowings equaled a 12.4% and 13.0% of assets (inclusive of subordinated debt) for the Peer Group based on the average and median respectively. As noted in the financial analysis in Section I, the Bank intends to continue to attract low-cost transaction deposit accounts, which form the majority of its current deposit portfolio, and has indicated no intention to undertake borrowings in the near future. Total interest-bearing liabilities ("IBL") maintained were slightly higher for Sunshine State than the Peer Group average, at 84.8% and 82.8% of assets, respectively, with the Bank's higher ratio reflecting the Bank's slightly lower capital position. The ratio of IBL will be reduced on a post-Offering basis as the Bank funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is the IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix. Presently, the Bank's IEA/IBL ratio of 109.5% fell below the Peer Group's average ratio of 114.4%, which is the result of the Bank's lower levels of IEA and higher levels of IBL which is attributable in part, to Sunshine State's lower equity/assets ratio on a pre-conversion basis. The additional equity realized from stock proceeds will increase the Bank's IEA/IBL ratio, as the net proceeds realized from Sunshine State's Offering are expected to be reinvested into interest-earning assets, and the increase in the Bank's equity position will also result in a lower level of interest-bearing liabilities funding assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. During the last twelve months, the Bank recorded minimal change in its asset base (0.20% growth), versus modest asset growth of 2.35% for the Peer Group based on the median. While the growth in total assets was minimal for Sunshine State, the composition of assets was changing more notably. In this regard, the Bank's loan portfolio decreased by 2.43%, which was a result of the Bank's strategy to reduce its residential mortgage portfolio and the limited ability to originate new loans in the current economic environment. Available liquid funds were thus deployed into cash and investments instead, which increased at an annual pace of 4.36%. In contrast to the shrinkage in the retail elements of the balance sheet experienced by the

The Peer Group reported growth in assets and loans with average annual growth rates of 1.5% and 5.1%, respectively. In contrast, the Peer Group's cash and investments was relatively stable diminishing by less than 1% on average. Reflecting the limited need for funds in view of a shrinking loan portfolio, Sunshine State's deposits balance was substantially unchanged over the 12 months ended December 31, 2013. The Bank also did not utilize borrowings to fund any potential asset growth. Like the Bank, limited growth in the Peer Group's asset base limited the need for expanded funding liabilities, such that the median growth rate for the Peer Group's deposits and borrowings were both less than 1%.

Sunshine State's equity increased by less than 1% during the most recent year, reflecting the Bank's low profitability. At the same time, the Peer Group's equity and tangible equity diminished by 4.44% and 4.43% respectively, based on the median, over the last twelve months ended December 31, 2013, notwithstanding their stronger profitability ratios in comparison to the Bank primarily owing to the Peer Group's adoption of various capital management strategies including adoption of regular dividend policies and share repurchase programs.

The Bank's post-Offering equity growth rate will initially be constrained by maintenance of a comparatively higher pro forma equity position and the low reinvestment yields available in the current market environment. While the Bank has targeted earnings to improve over time, primarily by expanded commercial lending, Sunshine State's high capital ratio on a pro forma basis (well above the Peer Group average and median capital ratios) will tend to limit the near term improvement.

Income and Expense Components

Table 3.3 shows comparative income statement measures for the Bank and the Peer Group, reflecting earnings for the twelve months ended December 31, 2013, or the most recent date available. Sunshine State operated at a near breakeven level of earnings in fiscal 2013, reporting net income equal to 0.07% of average assets, which was lower than the Peer Group's earnings of 0.67% of average assets, based on the median. In this regard, the Bank was outperformed by the Peer Group in some key areas of core earnings reporting lower levels of net interest income as well as higher operating expenses.. These negative aspects of Sunshine State's core operating results were mitigated by the Bank's higher ratio of non-interest income and lower loan loss provisions in comparison to the Peer Group.

The Bank's interest income to average assets fell below the Peer Group's average and median, while the ratio of interest expense to average assets was also below the Peer Group's average and median, albeit to a smaller extent. Overall, the Bank's ratio of net interest income to average assets, equal to 2.84%, was lower than the Peer Group's average and median ratios of 3.14% and 3.03%, respectively. The Bank's lower interest income ratio is primarily due to the lower loans/assets ratio maintained, along with the lower yield on interest-earning assets. The lower ratio of interest expense to average assets reflects the Bank's lower cost of funds, with the majority of deposits consisting of lower costing transaction accounts. Importantly, while the Bank's recent initiatives to expand the commercial loan portfolio may enhance asset yields, management has indicated that it expects the related growth to be gradual which will tend to limit the near term earnings improvement.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2013 or most recent available

			Net Interest Income					Non-Interest Income			Non-Op. Items			Yields, Costs, and Spreads				
		Net Income (%)	Income (%)	Expense (%)	NII (%)	Loss Provis. on IEA (%)	NII After Provis. (%)	Gain on Sale of Loans (%)	Other Non-Int Income (%)	Total Non-Int Expense (%)	Net Gains/ Losses (2) (%)	Extrao. Items (%)	Provision for Taxes (%)	Yield On IEA (%)	Cost Of IBL (%)	Yld-Cost Spread (%)	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate (%)
Sunshine State Federal Savings & Loan Association																		
December 31, 2013		0.07%	3.03%	0.19%	2.84%	0.00%	2.84%	0.00%	0.46%	3.18%	0.00%	0.00%	0.05%	3.39%	0.28%	3.11%	$3,188	42.68%
All Public Companies																		
Averages		0.62%	3.69%	0.69%	3.00%	0.14%	2.86%	0.38%	0.61%	2.95%	0.09%	0.00%	0.23%	3.98%	0.92%	3.10%	$5,588	23.53%
Medians		0.65%	3.68%	0.66%	3.04%	0.11%	2.92%	0.07%	0.44%	2.71%	0.03%	0.00%	0.28%	4.01%	0.91%	3.15%	$4,890	32.93%
State of FL																		
Averages		-0.40%	3.98%	1.35%	2.64%	0.51%	2.13%	1.34%	1.55%	3.88%	0.15%	0.00%	0.22%	4.23%	1.56%	2.68%	$4,920	37.29%
Medians		-0.40%	3.98%	1.35%	2.64%	0.51%	2.13%	1.34%	1.55%	3.88%	0.15%	0.00%	0.22%	4.23%	1.56%	2.68%	$4,920	37.29%
Comparable Group																		
Averages		0.60%	3.90%	0.76%	3.14%	0.15%	3.00%	0.29%	0.36%	2.81%	0.07%	0.00%	0.28%	4.17%	1.00%	3.16%	$4,954	32.04%
Medians		0.67%	3.92%	0.74%	3.03%	0.07%	2.98%	0.20%	0.34%	2.72%	0.04%	0.00%	0.30%	4.16%	0.91%	3.02%	$4,552	33.92%
Comparable Group																		
ASBB ASB Bancorp, Inc.		0.19%	3.06%	0.56%	2.50%	-0.09%	2.59%	0.25%	0.70%	3.32%	0.18%	0.00%	0.08%	3.25%	0.67%	2.58%	$4,237	30.06%
CHEV Cheviot Financial Corp.		0.24%	3.19%	0.72%	2.48%	0.24%	2.24%	0.11%	0.38%	2.38%	-0.04%	0.00%	0.07%	3.68%	0.90%	2.78%	$5,196	22.72%
HBCP Home Bancorp, Inc.		0.76%	4.54%	0.36%	4.18%	0.38%	3.80%	0.16%	0.59%	3.42%	0.08%	0.00%	0.39%	5.08%	0.55%	4.53%	$3,892	33.87%
HFBL Home Federal Bancorp, Inc. of Louisiana		0.94%	4.59%	0.87%	3.72%	0.15%	3.57%	0.78%	0.17%	3.12%	0.01%	0.00%	0.48%	4.88%	1.23%	3.65%	$5,606	33.97%
IROQ IF Bancorp, Inc.		0.64%	3.33%	0.56%	2.77%	0.06%	2.71%	0.10%	0.55%	2.38%	0.01%	0.00%	0.35%	3.44%	0.67%	2.77%	$6,110	35.16%
LPSB LaPorte Bancorp, Inc.		0.83%	3.63%	0.71%	2.92%	0.00%	2.92%	0.17%	0.39%	2.45%	0.15%	0.00%	0.25%	3.97%	0.88%	3.09%	$4,591	23.42%
LABC Louisiana Bancorp, Inc.		0.86%	4.13%	0.92%	3.21%	0.08%	3.12%	0.30%	0.29%	2.50%	0.09%	0.00%	0.45%	4.24%	1.34%	2.90%	$4,512	34.62%
PBSK Poage Bankshares, Inc.	(1)	0.70%	3.83%	0.76%	3.07%	0.03%	3.03%	0.23%	0.26%	2.78%	0.25%	0.00%	0.29%	4.07%	0.92%	3.07%	$3,704	NM
SIBC State Investors Bancorp, Inc.		0.20%	4.02%	1.03%	2.99%	0.06%	2.93%	0.00%	0.09%	2.67%	0.00%	0.00%	0.15%	4.28%	1.31%	2.97%	$7,832	42.47%
WBKC Wolverine Bancorp, Inc.	(1)	0.60%	4.71%	1.13%	3.59%	0.55%	3.04%	0.84%	0.15%	3.11%	0.00%	0.00%	0.31%	4.83%	1.57%	3.21%	$3,864	NM

(1) Financial data as of September 30, 2013.
(2) Net gains/losses includes gain/loss on sale of securities and nonrecurring income and expense.
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Sources of non-interest operating income provided a larger contribution to the Bank's earnings than the Peer Groups, with such income amounting to 0.46% and 0.34%, respectively. However, Sunshine State and the Peer Group generate lower levels of income in comparison to the average of all publicly traded thrift institutions equal to 0.61% of average assets. The Bank's non-interest operating income consists substantially of fees and service charges generated from the Bank's retail banking activities, as well as income from the cash surrender of BOLI. Going forward, the Bank will be seeking to build non-interest income by continuing to develop core deposit account relationships, and by generating fee income through the referral of residential loan applications to a third party and having such loans originated and sold by a third party mortgage banking company. However, the growth of non-interest income through these sources to the extent it can be achieved is expected to be gradual.

Sunshine State's operating expense ratio equaled 3.18% for the twelve months ended December 31, 2013, which was higher than the level of the Peer Group median of 2.72%. The Bank's operating expenses have been elevated due to asset quality related expenses, and increased professional and legal fees related to foreclosure processes. At the same time, the Bank has undertaken efforts to limit operating expenses, through cost-cutting initiatives of salaries and employee benefit expenses, equipment expenses and advertising costs. Operating expenses are expected to increase modestly on a post-Conversion basis as a result of the expense of the additional stock-related benefit plans, which the Bank will seek to offset through future loan growth and by reinvestment of the Conversion proceeds.

Sunshine State's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 96.3% is less favorable than the Peer Group's median ratio of 81.0%, as a result of the Bank's lower net interest income and higher operating expenses, despite being partially offset by its higher ratio of non-interest income. Loan loss provisions were modestly lower for the Bank as compared to the Peer Group median, as the Bank recorded no loan loss provisions, while the Peer Group reported small loan loss provisions of 0.07% of average assets.

Non-operating income/expense for the Bank was at minimal levels, as net non-operating gains were immaterial for Sunshine State, in comparison to the Peer Group's average and median net non-operating gains of 0.29% and 0.20%, respectively. The Bank's non-operating income consisted of a small net gain on the sale of OREO.

Taxes had a greater impact on the Bank's earnings in comparison to the Peer Group, with average tax rates of 42.7% and 33.9%, respectively, for the most recent twelve month period. Accordingly, both the Bank and the Peer Group appear to be in a fully taxable position for financial reporting purposes. As indicated in the prospectus, the Bank's effective marginal tax rate is equal to 37.6%.

Loan Composition

Table 3.4 on the following page presents data related to the comparative loan portfolio composition (including the investment in MBS). The Bank's loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans than the Peer Group based on ratios of 30.43% and 34.25% of assets, respectively. Moreover, Sunshine State did not have any investments in residential MBS whereas the Peer Group's investment in MBS averaged 11.41% The Bank did not report a balance of loans serviced for others or servicing assets, while five of the ten Peer Group companies reported a balance of loans serviced for others, and eight of the ten Peer Group companies maintained modest balances of loan servicing intangibles.

Diversification into higher risk and higher yielding types of lending was slightly lower for the Bank compared to the Peer Group, as the ratio of such loans equaled 27.47% versus 31.97% for the Peer Group based on the average. The lower ratio is partially the result of its lower ratio of loans to assets, which is also reflected in the Bank's lower risk weighted assets-to-assets ratio of 54.41% versus the Peer Group's average and median ratios of 60.67% and 58.13%. The majority of the Bank's higher risk lending is in commercial real estate and commercial business lending, while commercial mortgage and multi-family loans make up the majority of the Peer Group's higher risk loans. Despite the Bank's smaller total balance of loans as a percentage of assets compared to the Peer Group, Sunshine State held higher levels of construction and land loans, commercial business and consumer loans as a percentage of assets. The management of Sunshine State has indicated intent to actively focus the loan portfolio concentrations on commercial real estate and commercial business lending, and cease origination and reduce the portfolio of 1-4 family residential mortgage.

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2013 or most recent available

			Portfolio Composition as a Percent of Assets								
		MBS (%)	1-4 Family (%)	Constr. & Land (%)	Multi-Family (%)	Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Sunshine State Federal Savings & Loan Association											
December 31, 2013		0.00%	30.43%	3.35%	1.73%	12.29%	8.93%	1.17%	54.41%	$0	$0
All Public Companies											
Averages		12.38%	33.17%	2.92%	7.27%	17.31%	4.13%	1.86%	64.55%	$1,583,919	$15,855
Medians		10.41%	32.22%	2.00%	2.48%	17.76%	2.87%	0.32%	65.28%	$30,304	$275
State of FL											
Averages		15.29%	37.75%	1.05%	0.94%	12.28%	1.63%	4.06%	54.54%	$26,390,933	$253,470
Medians		15.29%	37.75%	1.05%	0.94%	12.28%	1.63%	4.06%	54.54%	$26,390,933	$253,470
Comparable Group											
Averages		11.41%	34.25%	3.77%	5.72%	17.91%	2.93%	1.64%	60.67%	$41,888	$428
Medians		13.58%	31.66%	2.49%	3.44%	17.99%	1.95%	0.75%	58.13%	$11,767	$328
Comparable Group											
ASBB ASB Bancorp, Inc.		13.59%	27.92%	3.32%	1.37%	23.44%	2.01%	3.88%	58.51%	$0	$0
CHEV Cheviot Financial Corp.		2.13%	40.27%	0.68%	3.89%	10.76%	1.42%	0.43%	52.66%	$149,712	$1,290
HBCP Home Bancorp, Inc.		10.84%	21.10%	10.02%	1.69%	27.45%	7.89%	4.08%	66.79%	$0	$513
HFBL Home Federal Bancorp, Inc. of Louisiana		15.29%	35.09%	10.19%	6.88%	17.29%	7.43%	0.17%	60.49%	$23,533	$172
IROQ IF Bancorp, Inc.		13.56%	27.50%	0.38%	10.49%	13.64%	3.69%	1.63%	56.58%	$75,815	$533
LPSB LaPorte Bancorp, Inc.		16.08%	10.49%	1.91%	3.00%	14.31%	3.47%	1.04%	66.79%	$64,718	$368
LABC Louisiana Bancorp, Inc.		15.93%	53.05%	0.06%	6.86%	18.69%	0.06%	0.16%	57.75%	$105,104	$1,031
PBSK Poage Bankshares, Inc.	(1)	11.92%	47.70%	1.32%	0.35%	5.76%	1.89%	4.14%	52.58%	$0	$288
SIBC State Investors Bancorp, Inc.		14.79%	51.18%	3.06%	2.11%	20.48%	0.26%	0.47%	57.17%	$0	$0
WBKC Wolverine Bancorp, Inc.	(1)	0.00%	28.23%	6.76%	20.61%	27.27%	1.14%	0.38%	77.40%	$0	$89

(1) Financial data as of September 30, 2013.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

Overall, based on a comparison of credit quality measures, the Bank's credit risk exposure was considered to be less favorable in comparison to the Peer Group. As mentioned previously in Section I, Sunshine State realized an increase in the level of non-performing assets ("NPAs") in the 2008 to 2011 period, which was largely the result of the erosion of real estate values which impacted the collateral value of the Bank's loans, as well as the overall economic recession, which has resulted in job losses and lower personal income levels, both of which have adversely impacted borrower's ability to repay their loans with the Company.

As shown in Table 3.5 on the following page, the Bank's NPAs/Assets and NPLs/Loans ratios equaled 5.06% and 7.46%, respectively, versus comparable median measures of 1.46% and 1.60% for the Peer Group. Importantly, as discussed in Section I, the Bank maintained a significant balance of performing TDRs, which equaled 2.36% of assets and 4.14% of total loans, as of December 31, 2013. Accordingly, the Bank's adjusted NPAs, excluding performing TDRs, equaled 2.70% of assets, which was still above the comparable median ratio of 0.92% for the Peer Group.

Reserve coverage in relation to NPAs was less favorable for the Bank (17.45%) than the Peer Group (55.74% based on the median and 99.45% based on the average). Excluding performing TDRs, reserve coverage in relation to adjusted NPAs was also less favorable for the Bank (32.70%) than the Peer Group (89.84% based on the median and 118.05% based on the average). However, the Bank's reserves as a percentage of total loans, at 1.52%, was slightly higher than that of the Peer Group (1.10%). Net loan charge-offs as a percent of loans were slightly higher for the Bank, at 0.50% of loans, compared to the Peer Group (0.14% of loans).

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2013 or most recent available

			REO/ Assets (%)	NPAs & 90+Del/ Assets (2) (%)	Adj NPAs & 90+Del/ Assets (3) (%)	NPLs/ Loans (4) (%)	Rsrves/ Loans HFI (%)	Rsrves/ NPLs (4) (%)	Rsrves/ NPAs & 90+Del (2) (%)	Rsrves/ Adj. NPAs & 90+Del (3) (%)	Net Loan Chargeoffs (5) ($000)	NLCs/ Loans (%)
Sunshine State Federal Savings & Loan Association												
December 31, 2013			0.73%	5.06%	2.70%	7.46%	1.52%	20.39%	17.45%	32.70%	$558	0.50%
All Public Companies												
Averages			0.41%	2.67%	1.72%	3.29%	1.43%	68.48%	55.00%	85.54%	$6,321	0.43%
Medians			0.16%	1.74%	1.28%	2.32%	1.25%	52.57%	44.95%	61.35%	$1,219	0.23%
State of FL												
Averages			0.45%	1.09%	0.65%	3.72%	1.16%	33.35%	33.20%	55.41%	$18,661	1.31%
Medians			0.45%	1.09%	0.65%	3.72%	1.16%	33.35%	33.20%	55.41%	$18,661	1.31%
Comparable Group												
Averages			0.37%	1.71%	1.28%	1.90%	1.23%	142.43%	99.45%	118.05%	$637	0.19%
Medians			0.16%	1.46%	0.92%	1.60%	1.10%	75.79%	55.74%	89.84%	$460	0.14%
Comparable Group												
ASBB	ASB Bancorp, Inc.		1.89%	2.82%	2.10%	1.60%	1.63%	113.25%	35.33%	47.36%	$525	0.12%
CHEV	Cheviot Financial Corp.	(1)	0.71%	2.60%	2.02%	3.30%	0.47%	14.06%	10.20%	13.16%	$1,646	0.49%
HBCP	Home Bancorp, Inc.		0.15%	2.19%	2.14%	2.92%	0.98%	34.41%	32.16%	32.81%	$2,054	0.31%
HFBL	Home Federal Bancorp, Inc. of Louisiana		0.00%	0.18%	0.18%	0.16%	1.08%	639.78%	437.57%	437.57%	$28	0.01%
IROQ	IF Bancorp, Inc.		0.05%	1.00%	0.69%	1.61%	1.23%	74.32%	68.45%	99.31%	$373	0.12%
LPSB	LaPorte Bancorp, Inc.		0.24%	1.74%	1.16%	2.55%	1.31%	59.59%	48.52%	73.12%	$409	0.15%
LABC	Louisiana Bancorp, Inc.		0.18%	0.95%	0.60%	0.99%	0.89%	89.85%	72.59%	115.55%	($19)	-0.01%
PBSK	Poage Bankshares, Inc.	(1)	0.13%	0.38%	0.38%	0.40%	1.12%	277.02%	181.98%	181.98%	$121	0.07%
SIBC	State Investors Bancorp, Inc.	(1)	0.05%	1.17%	0.56%	1.51%	0.59%	44.74%	44.74%	93.47%	$726	0.40%
WBKC	Wolverine Bancorp, Inc.	(1)	0.27%	4.07%	2.97%	3.91%	3.03%	77.27%	62.95%	86.20%	$511	0.20%

(1) Financial data as of September 30, 2013.
(2) NPAs are defined as nonaccrual loans, performing TDRs, and OREO.
(3) Adjusted NPAs are defined as nonaccrual loans and OREO (performing TDRs are excluded).
(4) NPLs are defined as nonaccrual loans and performing TDRs.
(5) Net loan chargeoffs are shown on a last twelve month basis.

Source: SNL Financial, LC and RP® Financial, LC. calculations. The information provided in this table has been obrained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group on a pre-Offering basis. In terms of balance sheet composition, Sunshine State's interest rate risk characteristics were considered to be less favorable than the comparable measures for the Peer Group. Most notably, the Bank's tangible equity-to-assets ratio and IEA/IBL ratio were lower than the comparable Peer Group ratios, while the Bank's non-interest earning assets were higher than the Peer Group average and median. On a pro forma basis, the infusion of stock proceeds should serve to provide the Bank with comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, with respect to the increases that will be realized in the Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Sunshine State and the Peer Group. In general, the fluctuations in the Bank's ratios were more significant than those experienced by the Peer Group, implying that the interest rate risk associated with the Bank's net interest income was slightly larger in comparison to the Peer Group, especially during the earlier quarters shown, based on the interest rate environment that prevailed during the period covered in Table 3.6. However, the stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Sunshine State's assets and the proceeds will be substantially deployed into interest-earning assets.

Importantly, the Bank's revamped lending strategy, which will more heavily emphasize on commercial mortgage and commercial business lending with generally shorter loan terms and adjustable rate features, should serve to reduce the Bank's interest rate risk exposure over the long term if the strategy is successful and gradually restructured. While the relative risk exposure in comparison to the Peer Group is difficult to quantify, it is believed that the Bank's earnings and capital would be similarly impacted by rising interest rates relative to the Peer Group.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2013 or most recent available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
		Tangible Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
					(change in net interest income is annualized in basis points)					
Sunshine State Federal Savings & Loan Association										
December 31, 2013		13.7%	109.5%	7.2%	-4	15	2	-29	-1	20
All Public Companies		12.2%	109.6%	6.6%	2	2	-2	-7	-2	-1
State of FL		8.9%	103.7%	6.5%	6	-10	-6	-4	-12	-17
Comparable Group										
Average		16.2%	114.4%	6.3%	4	0	-1	-4	-5	5
Median		14.8%	112.3%	6.8%	6	-3	0	-2	-6	3
Comparable Group										
ASBB ASB Bancorp, Inc.		13.8%	106.4%	6.7%	7	10	-2	0	11	-2
CHEV Cheviot Financial Corp.		13.9%	111.3%	12.9%	7	-4	-4	-4	1	0
HBCP Home Bancorp, Inc.		14.4%	107.9%	9.2%	-17	24	1	-18	-20	34
HFBL Home Federal Bancorp, Inc. of Louisiana		14.5%	110.5%	7.9%	-1	-14	0	-9	3	11
IROQ IF Bancorp, Inc.		13.9%	113.4%	-0.9%	2	10	5	0	-7	-16
LPSB LaPorte Bancorp, Inc.		15.2%	110.6%	8.8%	5	-13	-3	-25	-12	14
LABC Louisiana Bancorp, Inc.		18.3%	123.6%	3.0%	13	-3	2	6	-6	7
PBSK Poage Bankshares, Inc.	(1)	19.9%	118.9%	7.0%	15	14	6	9	-9	-7
SIBC State Investors Bancorp, Inc.		16.1%	115.6%	5.2%	10	-9	-19	23	-19	-3
WBKC Wolverine Bancorp, Inc.	(1)	21.7%	125.8%	3.2%	3	-18	7	-22	12	12

(1) Financial data as of September 30, 2013.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Sunshine State. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

IV. VALUATION ANALYSIS

Introduction

This section presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines by the FRB and the OCC specify the market value methodology for estimating the pro forma market value of a converting thrift. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Section III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Sunshine State's operations and financial condition; (2) monitor Sunshine State's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Sunshine State's value, or Sunshine State's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group, and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group, in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Bank's IEA composition showed a lower concentration of loans and a higher concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans was lower for the Bank, as it reported a modestly lower level of multi-family and commercial mortgage loans, which was partially offset by a high concentration of loans in commercial business lending. Sunshine State reported a lower RWA ratio in comparison to the Peer Group, reflecting both its lower level of loans overall and lower concentration of high risk-weight loans. The Bank's IEA composition also resulted in a lower comparative yield. While the Bank has indicated the intent to expand the higher yielding commercial mortgage and commercial business loan portfolios over time, the change is expected to be gradual and subject to market and competitive constraints. The Bank's IBL cost was also lower than the Peer Group's cost of funds, due to the Bank's reliance on low-cost transaction deposits and lack of borrowings. Overall, the Bank maintained a lower level of interest-earning assets and a slightly higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a modestly lower IEA/IBL ratio for the Bank of 109.5% versus 114.4% for the Peer Group. After factoring in the impact of the net stock proceeds, the Bank's IEA/IBL ratio is expected to increase relative to the Peer Group.

- Credit Quality. Key credit quality measures for Sunshine State were generally less favorable than the Peer Group. Specifically, the ratios of other real estate owned ("OREO")/assets, NPAs/assets and NPLs/loans were higher than the comparable Peer Group ratios. Loss reserves as a percent of NPLs and NPAs also fell below the Peer Group's average and median ratios, while reserve coverage in terms of total loans was slightly more favorable than the Peer Group. Importantly, the Bank maintained a significant balance of performing TDRs, but the comparable adjusted NPAs and NPLs ratios, as well as the comparable adjusted reserve coverage ratios, which excluded the performing TDRs, were still higher for the Bank relative to those of the Peer Group. Net loan charge-offs as a percent of loans for the Bank also exceeded the average and median of the Peer Group. In addition, Sunshine State's future strategy to expand the portfolio of commercial mortgage and non-mortgage loans may tend to increase the relative credit risk exposure of the Bank but the change, if it occurs, will necessarily be gradual.

- Balance Sheet Liquidity. The Bank's currently higher level of cash and investment securities will increase on a post conversion basis. Sunshine State's entire investment portfolio is classified as HTM, which limits its ability to convert a significant portion of the portfolio to cash except by utilizing the portfolio as collateral for potential borrowings. Following the infusion of net stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into shorter term investment securities, while proceeds infused into the Bank will also be initially deployed into investments, pending the longer-term deployment into loans. The Bank's future borrowing capacity is considered to be greater than the Peer Group, given the lower level of borrowings.

- Funding Liabilities. The Bank's interest-bearing funding composition reflected a higher concentration of deposits and a lower ratio of borrowings relative to the comparable Peer Group ratios, with the Bank maintaining a lower cost of funds than the Peer Group. Total interest-bearing liabilities as a percent of assets were slightly higher for the Bank compared to the Peer Group's ratio, which was attributable to Sunshine State's lower capital position on a pre-conversion basis. Following the stock offering, the increase in the Bank's capital position will reduce the level of interest-bearing liabilities funding the Bank's assets and the IEA/IBL ratio will increase.

- Capital. The Bank currently operates with a modestly lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Sunshine State's pro forma capital position can be expected to exceed the Peer Group's equity-to-assets ratio. The Bank's pro forma capital position implies higher leverage capacity relative to the Peer Group, smaller dependence on interest-bearing liabilities to fund assets and a larger capital cushion to absorb credit quality related losses than the Peer Group.

On balance, Sunshine State's overall balance sheet strength was considered to be similar to that of the Peer Group on a pro forma basis. While the Bank was operating at a lower IEA/IBL ratio on a pre-conversion basis, both ratios will be improved relative to the Peer Group with the infusion of the proceeds from the conversion. Additionally, the Bank's ability to increase loans and the earnings power of the balance sheet to leverage the newly-raised capital will be dependent on both and improving market environment and the Bank's ability to successfully compete with other lenders for such loans. Sunshine State's credit quality ratios which are generally less favorable than the Peer Group were also considered in developing the overall adjustment for this factor. Thus, no adjustment was applied for the Bank's financial condition in comparison to the Peer Group.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Earnings. Sunshine State reported ROAA of 0.07% for the last twelve months fell below the Peer Group's median ratio of 0.67%. There was limited difference between reporting and estimated core earnings for both the Bank and the Peer Group. The Bank's lower profitability was a result of lower net interest income and higher non-interest expense, which was partially offset by lower loan loss provisions and higher non-interest income, in comparison to the Peer Group. Importantly, the Bank has reported minimal levels of earnings over the past five fiscal years, which included reported net losses on operations in three of the last five years. Future earnings growth may likely be dependent upon Sunshine State's ability to stem shrinkage in the loan portfolio, through the planned expansion of commercial lending, although targeted expansion is expected to be gradual. Additionally, reinvestment and leveraging of the pro forma equity position will serve to increase the Bank's earnings, although the expense of the stock benefit plans will limit the initial earnings increase.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated that the degree of volatility associated with the Bank's net interest margin was slightly higher than the range exhibited by the Peer Group average. Other measures of interest rate risk such as the capital and the IEA/IBL ratio were less favorable for the Bank, thereby indicating that the Bank maintained a higher dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Bank's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, diminish the Peer Group's relative advantage in this regard and improve the Bank's interest rate risk exposure position. The Bank's interest rate risk position may also realize further improvements if non-interest fee income can be enhanced via the referral of residential mortgage loan to a third party mortgage banking company, and if the Bank can successfully execute its strategy to increase commercial loans.

- Credit Risk. Loan loss provisions were a less significant factor in the Bank's profitability, in comparison to the Peer Group, as the Bank has not established loan loss provisions in the last two fiscal years. In terms of future exposure to credit quality related losses, the Bank maintained a lower concentration of assets in loans and a modestly lower level of lending diversification into higher credit risk loans, which resulted in a lower risk weighted assets-to-assets ratio than the Peer Group's average and median ratio. NPAs and NPLs were higher for the Bank compared to the Peer Group, and reserve coverage in relation to NPAs and NPLs was lower, indicative of the Bank's less favorable credit quality.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank maintained a less favorable interest rate spread than the Peer Group. Second, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to increasing earnings through leverage. While the Bank will be implementing a business plan to pursue earnings growth based on moderate loan growth, including diversification focused on expansion of the commercial loan portfolio, the impact to earnings is expected to be realized only gradually and the plan will entail execution risk.

- Return on Equity. The Bank has operated at a near breakeven level of earnings over the last three fiscal years and growth of Sunshine State's capital base has been limited as a result. The Peer Group reported more favorable ROE measures reflecting its more favorable profitability levels. The improvement of Sunshine State's earnings which would translate into a higher ROE measure will be dependent on the factors impacting the earnings growth potential described above, Coupled with the higher level of capitalization resulting from the conversion transaction, the Bank will be challenged to improve the return on equity to levels reported by the Peer Group over the short to intermediate term.

On balance, Sunshine State's pro forma earnings strength was considered to be slightly less favorable than the Peer Group's, primarily considering the Company's the low level of earnings which largely is the result of a shrinking loan portfolio. Accordingly, a slight downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Sunshine State's assets were substantially unchanged, increasing by less than 1% which is modestly below the Peer Group's asset growth of 2.35%, based on the median over the same time period. Seven of the ten Peer Group companies reported asset growth over the most recent twelve month period while three Peer Group companies realized asset shrinkage. More importantly, Sunshine State realized shrinkage in the loan portfolio (2.4% in the most recent year), versus modest growth in the loan portfolio reported by the Peer Group equal to 5.4% based on the median. On a pro forma basis, the Bank's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank.

On balance, we considered the Bank's lower asset growth relative to the Peer Group but also considered the potential impact of Sunshine State's strategies to reverse the shrinkage through development of commercial account relationships. Coupled with the Bank's high pro forma tangible equity-to-assets ratio, we applied no adjustment for asset growth in comparison to the Peer Group.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Sunshine State's primary market area for loans and deposits is considered to be central Florida where the Bank maintains its five branch offices. The Bank operates through four branches in Hillsborough County and one branch in Pasco County. Within these markets, the Bank faces significant competition for loans and deposits from other financial institutions, including similarly or smaller sized community banks and credit unions with a more focused market, along with larger institutions which provide a broader array of services and have significantly larger branch networks. However, the Peer Group companies also face numerous and/or larger competitors.

Demographic and economic trends in the Bank's primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-2), as similar market characteristics were a screening criteria for the Peer Group selection, as discussed in Section III. Accordingly, the Peer Group companies are located either in the Southeast region, where Sunshine State operates, or in the Midwest region, where the demographic and economic profiles are similar to those of central Florida. In this regard, the populations of the both market area counties of the Bank are higher than the average of the Peer Group's primary markets. The 2010-2013 population growth rates for Hillsborough and Pasco Counties exceeded the Peer Group markets' average, while the projected growth rates for the 2013-2018 period are also more favorable for both market counties, in comparison to the Peer Group's markets. Per capita income levels in the Bank's primary market area shows that income levels in Hillsborough County were above the Peer Group market average, while that of Pasco County were below the Peer Group measures, reflective of the diverse nature of the Bank's markets which include both urban and inner city areas, as well as suburban and rural markets. The deposit market shares exhibited by the Bank in both Hillsborough and Pasco Counties were significantly lower than the Peer Group average, indicative of the large and highly competitive market served by Sunshine State.

Unemployment rates for the markets served by the Peer Group companies were broadly similar to the Hillsborough County market. The unemployment rate reported in Pasco County was less favorable than the Peer Group market average and median.

On balance, we concluded that a slight upward adjustment was appropriate for the Company's market area.

5. Dividends

The Bank plans to issue a quarterly cash dividend conditioned upon the adequacy of earnings and capital. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Six out of ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.61% to 3.44%. The average dividend yield on the stocks of the Peer Group institutions was 0.94% as of February 21, 2014, factoring in the impact of the four of Peer Group companies that do not pay a dividend. As of February 21, 2014, approximately 70% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit

IV-1), exhibiting an average yield of 1.73%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Bank has not quantified a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield after considering both its higher pro forma capitalization and its lower pro forma earnings. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provide an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $37.1 million to $146.3 million as of February 21, 2014, with average and median market values of $67.2 million and $59.0 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.3 million to 7.1 million, with average and median shares outstanding of 4.3 million and 3.9 million, respectively. The Bank's stock offering is expected to have a pro forma market value and shares outstanding that will fall below the Peer Group averages and medians. Like the Peer Group companies, the Bank's stock is expected to be quoted on the NASDAQ Capital Market following the stock offering. Overall, we anticipate that the Bank's stock will have a similar level of liquidity in comparison to the Peer Group and concluded with no adjustment for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Sunshine State: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Florida. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the overall stock market has generally trended higher in recent quarters, although there has been some pullback in the market year-to-date. The rally in the broader stock market that started at the end of the second quarter of 2013 continued during the first half of July 2013, as the Dow Jones Industrial Average ("DJIA") closed at multiple new highs in mid-July. Some favorable economic data and assurances from the Federal Reserve that it would continue its easy monetary policies were noteworthy factors that fueled the gains in the broader stock market. The broader stock market traded in a narrow range during the second half of July, as investors digested some mixed second quarter earnings reports and awaited fresh data on the economy. Economic data showing a pick-up in manufacturing activity and new unemployment claims hitting a five-year low propelled the DJIA to a new record high at the beginning of August. Following sluggish job growth reflected in the July employment report and lowered sales forecast by some retailers, stocks retreated heading into mid-August. The downward trend in stocks continued through the second half of August, with the DJIA hitting a two-month low in late-August. Ongoing worries about the tapering of economic stimulus by the Federal Reserve and the prospect of a military strike on Syria were noteworthy factors that contributed to the downturn. Favorable economic reports, as well as subsiding investor concerns about Syria and the news of the Federal Reserve scaling back its easy monetary policies, helped stocks regain some upward momentum during the first half of September. Stocks reversed course and traded down to close out the third quarter, which was attributed to renewed fears over the Federal Reserve scaling back its financial stimulus program and mounting concerns over the budget standoff in Washington.

Stocks fell broadly at the beginning of the fourth quarter of 2013, as investors weighed the consequences of the budget impasse in Washington and the possibility of an extended shutdown of the U.S. Government. Indications that lawmakers were nearing a deal to raise the federal debt ceiling and end the shutdown of the U.S. Government fueled a stock market rally heading into mid-October. A last minute compromise to raise the debt ceiling, which averted a default on the national debt and allowed for the re-opening of the U.S. government, sustained the positive trend in stocks through late-October. The DJIA closed at a record high in late-October, as weaker-than-expected job growth reflected in the September employment data and subdued inflation readings raised expectations that the Federal Reserve would stay the course on its easy money policies at its end of October meeting. An overall strong month for stocks closed with consecutive losses at the end of October, as investors who were expecting the Federal Reserve to downgrade its economic outlook were surprised that the Federal Reserve's assessment of the economy was unchanged and, thereby, raised expectations that it could taper its stimulus efforts as early as its next policy meeting in December. Favorable reports on manufacturing and nonmanufacturing activity in October, along with comments from a Federal Reserve President suggesting that the Federal Reserve should wait for stronger evidence of economic momentum before tapering its bond-buying program, contributed to a rebound in stocks at the start of November. The DJIA closed at multiple record highs through mid-November, with a better-than-expected employment report for October and comments made by Federal Reserve Chairman nominee Janet Yellen during confirmation hearings that the Federal Reserve's economic stimulus efforts would continue under her leadership contributed to the rally that included the DJIA closing above 16,000 for the first time. Stocks edged higher in the final week of November, as positive macroeconomic news contributed to the gains. Stocks traded lower at the start of December 2013, as a number of favorable economic reports stoked concerns that the Federal Reserve would start to wind down its stimulus efforts in the near future. After five consecutive losses in the Dow Jones Industrial Average ("DJIA)", the stock market rebounded on news of the strong employment report for November. The rebound was temporary, as stocks eased lower ahead of the Federal Reserve's mid-December meeting. Stocks surged at the conclusion of the Federal Reserve's meeting, as investors approved of the Federal Reserve's action to begin measured paring of its $85 billion a-month bond buying program. The DJIA moved to record highs in late-December, as more favorable economic reports helped to sustain the stock market rally through the end of 2013. Overall, the DJIA was up 30% during 2013, which was its strongest performance in 18 years.

Stocks retreated at the start of 2014, as profit taking and a disappointing employment report for December weighed on the broader stock market. Mixed fourth quarter earnings reports translated into an up and down stock market in mid-January. Concerns about weakening economies in emerging market countries precipitated a global stock market selloff heading into the second half of January, as the DJIA posted five consecutive losses. News that the Federal Reserve voted again to scale back its monthly bond buying program by another $10 billion, despite recent turmoil in emerging markets and soft jobs data, added to the selloff to close out January. A significant decline in January manufacturing activity drove stocks sharply lower at the start of February. Stocks rebounded heading into mid-February, as disappointing job growth reflected in the January employment report and congressional testimony by the new Federal Reserve Chairwoman eased investor concerns that the Federal Reserve would not continue on its current course of easy monetary policies. On February 21, 2014, the DJIA closed at 16,103.30, an increase of 16.0% from one year ago and a decrease of 2.9% year-to-date, and the NASDAQ closed at 4,263.41, an increase of 34.8% from one year ago and an increase of 2.1% year-to-date. The Standard & Poor's 500 Index closed at 1,836.25 on February 21, 2014, an increase of 22.2% from one year ago and a decrease of 0.7% year-to-date.

The market for thrift stocks has also generally shown a positive trend in recent quarters, while pulling back in January 2014. The rally in thrift stocks started at the end of the second quarter of 2013 gained momentum early in the third quarter of 2013, as June employment data showed job growth beating expectations. Financial shares led the broader stock market higher heading into the second half of July, as some large banks beat second quarter earnings estimates. Thrift stocks edged lower at the end of July, as investors took some profit following the extended run-up in thrift prices. Some favorable economic data boosted thrift shares at the beginning of August, which was followed by a downturn amid indications from the Federal Reserve that tapering of quantitative easing was becoming more likely. After trading in a narrow range through mid-August, financial shares sold-off in late-August on the threat of a military strike on Syria and a weak report on consumer spending. Thrift stocks rebounded along with the broader stock market during the first half of September, which was followed by a slight downturn on expectations that the Federal Reserve could begin tapering its monthly asset purchases at its next meeting and the looming threat of the budget impasse shutting down the U.S. government.

Thrift issues stabilized at the start of the fourth quarter of 2013 and then traded lower as the budget impasse in Washington continued into a second week. A deal to raise the federal debt ceiling and re-open the U.S. Government lifted thrift stocks and the broader stock market to healthy gains in mid-October. Third quarter earnings reports and signs of merger activity picking in the thrift sector boosted thrift shares in late-October, which was followed by a slight downturn at the end of October and into early-November as the Federal Reserve concluded its two day meeting by staying the course on quantitative easing and the benchmark interest rate. Thrift shares followed the broader stock market higher through mid-November, as the financial sector benefited from the better-than-expected employment report for October and a continuation of low interest rates. A larger-than-expected increase in a November consumer sentiment index and a decline in weekly jobless claims supported a modest gain for the thrift sector in late-November. Thrift issues generally followed trends in the broader stock market throughout December 2013, declining in early-December on the uncertain outlook for the Federal Reserve's stimulus efforts and then rallying higher on the stronger-than-expected job growth reflected in the November employment data. After trading in a narrow range into mid-December, the rally in thrift issues resumed following the Federal Reserve's mid-December meeting and announcement that it will begin to taper its bond buying. Thrift stocks participated in the broader stock market rally to close out 2013, with the SNL Index for all publicly-traded thrifts posting a gain of 25% for all of 2013.

Shares of thrift issues traded down at the start of 2014, as the 10-year Treasury yield approached 3.0% in early-January. Thrift stocks were also hurt by the disappointing employment report for December and then traded in a narrow range in mid-January, as investors reacted to mixed fourth quarter earnings reports coming out the banking sector at the start of the fourth quarter earnings season. Financial shares participated in the selloff experienced in the broader stock market during the second half of January and the first trading day of February. Janet Yellen's debut congressional testimony as Federal Reserve Chairwoman helped to spark a rally in thrift stocks heading into mid-February, as she indicated that there no plans to change course from the Federal Reserve's current monetary policies. On February 21, 2014, the SNL Index for all publicly-traded thrifts closed at 687.5, an increase of 17.8% from one year ago and a decrease of 2.7% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:

(1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, two standard conversion offerings and one second-step conversion offering have been completed, as shown in Table 4.1. The two standard conversion offerings are considered to be more relevant for our analysis. Both offerings were completed in January 2014, and closed at an average pro forma price/tangible book ratio of 63.6%, and closed at an average of 5.0% above the offering price after one week of trading.

Importantly, there are some similarities and some key differences between the Bank and these two recent conversions. Edgewater Bancorp, Inc. of Michigan, which closed its offering in January 2014 at a P/TB ratio of 55.0%, had a similar asset size as the Bank at $200 million on a pre-conversion basis. However, Edgewater Bancorp, Inc. had a lower equity/assets ratio of 8.15% than that of the Bank, and was reporting losses on a trailing twelve month basis (pro forma core ROA equal to -1.40%). The lower ROA was attributable to a high level of NPAs (even in comparison to Sunshine State) and the related loan losses. As a result of its smaller market capitalization, Edgewater Bancorp was listed on the over-the-counter bulletin board instead of NASDAQ, and its offering generated relatively small gross proceeds of only $6.7 million.

Coastway Bancorp, Inc. of Rhode Island closed its offering in January 2014 at a pro forma P/TB ratio of 72.1%, at the supermaximum of the offering range, raising gross proceeds of $49.5 million. Enhancing the comparability to Sunshine State, Coastway Bancorp was reporting modest profitability on a pre-conversion basis, with a core ROA equal to 0.10%. At the same time, there were some differences from Sunshine State in terms of Coastway Bancorp's large asset size ($381 million), lower equity/assets ratio (7.24%), as well as a more favorable NPA/assets ratio (2.16%).

Table 4.1
Pricing Characteristics and After-Market Trends
Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.	
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)
Standard Conversions												
Edgewater Bancorp, Inc. - MI	1/17/14	EGDW-OTCBB	$ 200	8.15%	3.84%	33%	$ 6.7	100%	66%	18.5%	N.A.	N.A.
Coastway Bancorp, Inc. - RI*	1/15/14	CWAY-NASDAQ	$ 381	7.24%	2.18%	25%	$ 49.5	100%	132%	3.2%	C/S	$300K/2.5%
Averages - Standard Conversions:			$ 290	7.70%	3.00%	29%	$ 28.1	100%	109%	11.3%	N.A.	N.A.
Medians - Standard Conversions:			$ 290	7.70%	3.00%	29%	$ 28.1	100%	109%	11.3%	N.A.	N.A.
Second Step Conversions												
Waterstone Financial, Inc. - WI*	1/23/14	WSBF-NASDAQ	$ 1,598	13.32%	5.04%	43%	$ 344.1	74%	115%	3.4%	N.A.	N.A.
Averages - Second Step Conversions:			$ 1,598	13.32%	5.04%	43%	$ 344.1	74%	115%	3.4%	N.A.	N.A.
Medians - Second Step Conversions:			$ 1,598	13.32%	5.04%	43%	$ 344.1	74%	115%	3.4%	N.A.	N.A.
Averages - All Conversions:			$ 726	9.57%	3.68%	34%	$ 133.4	91%	111%	8.7%	N.A.	N.A.
Medians - All Conversions:			$ 381	8.15%	3.84%	33%	$ 49.5	100%	115%	3.4%	N.A.	N.A.

Institution	Insider Purchases (% Off Incl. Fdn.+Merger Shares): Benefit Plans ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(1)	Initial Div. Yield (%)	Pro Forma Data: Pricing Ratios(2)(5) P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac. Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends (Closing Price): First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 2/21/14 ($)	% Chge (%)
Standard Conversions																				
Edgewater Bancorp, Inc. - MI	8.0%	4.0%	10.0%	13.5%	0.00%	55.0%	NM	5.5%	-1.4%	10.0%	-13.1%	$10.00	$10.00	0.0%	$10.25	2.5%	$10.25	2.5%	$10.25	2.5%
Coastway Bancorp, Inc. - RI*	8.0%	4.0%	10.0%	1.8%	0.00%	72.1%	114.2x	11.7%	0.1%	16.3%	0.6%	$10.00	$10.92	9.2%	$10.75	7.5%	$10.19	1.9%	$10.25	2.5%
Averages - Standard Conversions:	8.0%	4.0%	10.0%	7.6%	0.00%	63.6%	114.2x	8.6%	-0.6%	13.1%	-6.2%	$10.00	$10.46	4.6%	$10.50	5.0%	$10.22	2.2%	$10.25	2.5%
Medians - Standard Conversions:	8.0%	4.0%	10.0%	7.6%	0.00%	63.6%	114.2x	8.6%	-0.6%	13.1%	-6.2%	$10.00	$10.46	4.6%	$10.50	5.0%	$10.22	2.2%	$10.25	2.5%
Second Step Conversions																				
Waterstone Financial, Inc. - WI*	8.0%	4.0%	10.0%	0.8%	0.00%	80.7%	23.05	19.0%	0.8%	23.5%	3.5%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.60	6.0%	$10.59	5.9%
Averages - Second Step Conversions:	8.0%	4.0%	10.0%	0.8%	0.00%	80.7%	23.1x	19.0%	0.8%	23.5%	3.5%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.60	6.0%	$10.59	5.9%
Medians - Second Step Conversions:	8.0%	4.0%	10.0%	0.8%	0.00%	80.7%	23.1x	19.0%	0.8%	23.5%	3.5%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.60	6.0%	$10.59	5.9%
Averages - All Conversions:	8.0%	4.0%	10.0%	5.4%	0.00%	69.3%	68.6x	12.1%	-0.1%	16.6%	-3.0%	$10.00	$10.53	5.3%	$10.53	5.3%	$10.35	3.5%	$10.36	3.6%
Medians - All Conversions:	8.0%	4.0%	10.0%	1.8%	0.00%	72.1%	68.6x	11.7%	0.1%	16.3%	0.6%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.25	2.5%	$10.25	2.5%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

February 21, 2014

We believe that the negative factors of Edgewater Bancorp as referenced above in comparison to Sunshine State (i.e. negative earnings and lower capital) suggest that its conversion should be at a discount relative to the Bank's pro forma conversion pricing ratios. On the other hand, the various positive factors of Coastway Bancorp compared to Sunshine State (i.e. larger franchise value, more leveraged pre-conversion equity, and more favorable asset quality) suggest that its conversion should be at a premium relative to the Bank's pro forma pricing.

C. The Acquisition Market

Also considered in the valuation was the potential impact of recently completed and pending acquisitions of other thrift institutions operating in Florida on Sunshine State's conversion value. As shown in Exhibit IV-4, there were six thrift acquisitions completed from the beginning of 2008 through February 21, 2014. Additionally, there were 47 acquisitions of commercial banks in Florida over the corresponding timeframe. The recent acquisition activity may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence Sunshine State's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Sunshine State's stock would tend to be less, compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift and bank stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of the Bank's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Sunshine State will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC, i.e, the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings. RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time the Bank operates with a near breakeven level of core profitability while the Peer Group's earnings, while higher than the Bank's on average, are comparatively modest. Accordingly, the earnings approach has been rendered less meaningful to the Bank's pro forma valuation and we have given comparatively greater weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, particularly as the earnings approach has been rendered less meaningful to the Bank's valuation in view of Sunshine State's recent low earnings. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, can be a valuable indicator of value when earnings are low, which is the case for Sunshine State.

The Bank will adopt "Employers' Accounting for Employee Stock Ownership Plans" ("ASC 718-40") which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the Offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of ASC 718-40 in the valuation.

Based on the application of the three valuation approaches, RP Financial concluded that, as of February 21, 2014, the pro forma market value of Sunshine State's conversion stock equaled $32,000,000 at the midpoint, equal to 3,200,000 shares offered at a per share value of $10.00.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The reinvestment rate of 1.75% was based on the Bank's assumption that the proceeds would initially be invested in short-to-intermediate term U.S. Treasury securities and the 1.75% yield assumption reflects the rate prevailing on five year U.S. Treasury securities as of December 31, 2013.

The Bank's reported low earnings equal to $141,000, or 0.07% of average assets, for the most recent twelve month period, which was substantially equivalent to estimated core earnings equal to $139,000 reflecting the impact of modest non-operating gains on sale. While all of the ten Peer Group reported trailing twelve month positive operating earnings, only seven Peer Group companies reported a meaningful Price/Earnings multiple based on modest operating returns. In this regard, a P/E multiple above 35 times for the Peer Group was considered to be not meaningful. Similar to Sunshine State, the Peer Group's reported and core earnings compared closely.

In concluding with the pro forma midpoint value, we have given consideration to the potential future impact of strategies being implemented by the Bank to increase core earnings, including the effort to expand commercial loan balances and to generate fee income through referral of residential mortgage loan applications to a third party originator.

The P/E multiples for the Bank were not highly meaningful, ranging from 623.01x at the minimum of the offering range to 2804.29 times at the maximum of the offering range. The Bank reported a slight loss on a pro forma basis at the supermaximum of the offering range owing to the incremental cost of the stock-related benefit plans. By comparison, the seven Peer Group companies reporting meaningful P/E multiples had an average P/E multiple equal to 19.68 times earnings based on reported earnings and 21.11 times core earnings.

Overall, we have primarily relied on the remaining valuation approaches to derive the Bank's pro forma market value but given consideration to recent earnings trends and impact of cost reductions as the benefits are fully realized into earnings for Sunshine State in evaluating the appropriate pro forma P/B, P/TB and P/A ratios.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $32.00 million midpoint valuation, Sunshine State's pro forma P/B and P/TB ratios equaled 59.88%. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 88.49% and 90.68%, the Bank's ratios reflected discounts of 32.33% and 33.96%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios of 88.19% and 89.74%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 32.10% and 33.28%, respectively. At the top of the super range, the Bank's P/B and P/TB ratio equaled 67.80%, which was discounted by 25.23% relative to the Peer Group P/TB average and by 24.45% relative to the Peer Group P/TB median.

RP Financial considered the discounts under the P/B approach to be reasonable given the nature of the calculation of the P/B ratio, which tends to mathematically result in a ratio discounted to book value, and in consideration of the Company's relative asset quality and earnings performance in relation to the Peer Group, as well as its smaller asset size ($221 million versus the Peer Group average of $484 million) and pro forma market capitalization ($32.0 million at the midpoint of the offering range versus an average of $67.2 million for the Peer Group).

Table 4.2
Public Market Pricing Versus Peer Group
Sunshine Bancorp, Inc.
As of February 21, 2014

	Market Capitalization		Pricing Ratios(2)					Dividends(3)			Financial Characteristics(5)							
	Price/ Share ($)	Market Value ($Mil)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(4) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ T. Assets (%)	NPAs/ Assets (%)	Reported ROAA (%)	Reported ROAE (%)	Core ROAA (%)	Core ROAE (%)
Sunshine Bancorp, Inc.																		
Supermaximum	$10.00	$42.320	NM	67.80%	18.38%	67.80%	NM	$0.00	0.00%	0.00%	$230	27.10%	27.10%	2.28%	0.00%	-0.01%	0.00%	-0.01%
Maximum	$10.00	$36.800	2804.29x	63.90%	16.32%	63.90%	3308.53x	$0.00	0.00%	0.00%	$225	25.55%	25.55%	2.33%	0.01%	0.02%	0.00%	0.02%
Midpoint	$10.00	$32.000	1127.13x	59.88%	14.46%	59.88%	1212.55x	$0.00	0.00%	0.00%	$221	24.14%	24.14%	2.37%	0.01%	0.05%	0.01%	0.05%
Minimum	$10.00	$27.200	623.01x	55.22%	12.53%	55.22%	652.93x	$0.00	0.00%	0.00%	$217	22.68%	22.68%	2.42%	0.02%	0.09%	0.02%	0.08%
All Non-MHC Public Companies(6)																		
Averages	$16.58	$344.65	16.88x	104.87%	13.46%	113.27%	18.24x	$0.29	1.72%	47.76%	$2,478	13.24%	12.49%	2.97%	0.55%	4.13%	0.50%	3.97%
Median	$15.01	$94.59	16.32x	95.69%	12.53%	99.25%	17.12x	$0.24	1.50%	42.53%	$771	12.29%	11.75%	2.23%	0.63%	4.68%	0.59%	4.31%
State of FL																		
Averages	$10.94	$1,109.59	17.48x	148.63%	12.50%	154.15%	14.72x	$0.06	0.34%	10.78%	$9,187	9.06%	8.92%	2.62%	-0.40%	-10.79%	0.89%	10.41%
Medians	$10.94	$1,109.59	17.48x	148.63%	12.50%	154.15%	14.72x	$0.06	0.34%	10.78%	$9,187	9.06%	8.92%	2.62%	-0.40%	-10.79%	0.89%	10.41%
Comparable Group																		
Averages	$16.35	$67.24	19.68x	88.49%	14.36%	90.68%	21.11x	$0.13	0.93%	42.86%	$484	16.32%	16.02%	1.66%	0.60%	3.55%	0.56%	3.37%
Medians	$16.98	$59.02	19.44x	88.19%	14.07%	89.74%	19.77x	$0.13	0.83%	21.43%	$422	15.37%	14.40%	1.46%	0.67%	3.92%	0.62%	3.49%
Comparable Group																		
ASBB ASB Bancorp, Inc.	$17.50	$88.20	NM	87.25%	12.03%	87.25%	NM	$0.00	0.00%	NM	$733	13.79%	13.79%	2.82%	0.19%	1.37%	0.16%	1.13%
CHEV Cheviot Financial Corp.	$10.53	$71.63	NM	79.18%	12.26%	89.91%	NM	$0.36	3.42%	171.43%	$587	15.49%	13.90%	2.60%	0.24%	1.46%	0.29%	1.77%
HBCP Home Bancorp, Inc.	$20.61	$146.32	19.44x	103.11%	14.87%	104.51%	19.66x	$0.00	0.00%	NM	$984	14.42%	14.34%	2.19%	0.76%	5.14%	0.75%	5.09%
HFBL Home Federal Bancorp, Inc. of Louisiana	$17.56	$40.10	14.39x	95.62%	13.82%	95.62%	14.52x	$0.24	1.37%	19.67%	$286	14.46%	14.46%	0.18%	0.94%	6.18%	0.93%	6.12%
IROQ IF Bancorp, Inc.	$16.46	$72.88	19.60x	92.96%	12.91%	92.96%	19.77x	$0.10	0.61%	11.90%	$568	13.89%	13.89%	0.97%	0.64%	4.22%	0.63%	4.18%
LPSB LaPorte Bancorp, Inc.	$10.83	$64.18	15.70x	79.86%	12.18%	89.58%	17.76x	$0.16	1.48%	23.19%	$527	15.25%	13.87%	1.74%	0.83%	4.81%	0.73%	4.25%
LABC Louisiana Bancorp, Inc.	$18.99	$53.87	18.44x	94.62%	17.31%	94.62%	19.86x	$0.20	1.05%	4.85%	$317	18.29%	18.29%	0.95%	0.86%	4.81%	0.80%	4.47%
PBSK Poage Bankshares, Inc.	$14.02	$46.60	20.32x	81.13%	16.14%	81.13%	26.31x	$0.20	1.43%	26.09%	$291	19.90%	19.90%	0.38%	0.70%	3.62%	0.54%	2.80%
SIBC State Investors Bancorp, Inc.	$15.50	$37.05	NM	89.14%	14.32%	89.14%	NM	$0.00	0.00%	NM	$259	16.07%	16.07%	1.17%	0.20%	1.19%	0.20%	1.19%
WBKC Wolverine Bancorp, Inc.	$21.50	$51.57	29.86x	82.08%	17.77%	82.08%	29.86x	$0.00	0.00%	NM	$291	21.66%	21.66%	3.59%	0.60%	2.73%	0.60%	2.73%

(1) Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.
(2) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3) Indicated 12 month dividend, based on last quarterly dividend declared.
(4) Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5) ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $32.00 million midpoint of the valuation range, the Bank's value equaled 14.46% of pro forma assets. Comparatively, the Peer Group companies also exhibited a similar average P/A ratio of 14.36%. In comparison to the Peer Group's median P/A ratio of 14.07%, the Bank's pro forma P/A ratio at the midpoint value reflects a similar level with a small premium of 2.74%.

Valuation Conclusion

It is our opinion that, as of February 21, 2014, the estimated aggregate pro forma market value and offering range of the shares to be issued immediately following the conversion equaled $32,000,000 at the midpoint, equal to 3,200,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $27,200,000 and a maximum value of $36,800,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,720,000 at the minimum and 3,680,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $42,320,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,232,000.

The pro forma valuation calculations relative to the Peer Group are shown in Table 4.2 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
Sunshine Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2
Sunshine Bancorp, Inc.
Key Operating Ratios

Exhibit I-2
Sunshine Bancorp, Inc.
Key Operating Ratios

	For the Years Ended December 31,		
	2013	2012	2011
Performance Ratios:			
Return (loss) on average assets	0.07%	(0.02)%	0.27%
Return (loss) on average equity	0.53%	(0.14)%	2.09%
Interest rate spread (1)	3.08%	3.58%	3.69%
Net interest margin (2)	3.15%	3.63%	3.79%
Non-interest expense to average assets	3.25%	3.58%	3.41%
Efficiency ratio (3)	96.30%	100.85%	86.91%
Average interest-earning assets to average interest-bearing liabilities	129.71%	116.53%	118.93%
Average equity to average assets	13.42%	13.54%	12.88%
Capital Ratios:			
Total capital to risk weighted assets	25.26%	25.55%	25.01%
Tier 1 capital to risk weighted assets	24.00%	24.28%	23.74%
Tier 1 capital to average assets	13.14%	13.09%	13.03%
Asset Quality Ratios:			
Allowance for loan losses as a percentage of total loans	1.52%	1.95%	2.64%
Allowance for loan losses as a percentage of non-performing loans	44.95%	44.57%	153.41%
Net charge-offs to average outstanding loans during the year	0.50%	0.96%	0.64%
Non-performing loans as a percentage of total loans	3.37%	4.37%	1.72%
Non-performing loans as a percentage of total assets	1.97%	2.63%	1.12%
Total non-performing assets as a percentage of total assets	2.70%	3.14%	2.35%
Other:			
Number of offices	5	5	5
Number of full-time equivalent employees	61	60	65

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percentage of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT I-3
Sunshine Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-3
Sunshine Bancorp, Inc.
Investment Portfolio Composition

	At December 31,			
	2013		2012	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
U.S. Treasury securities	$ 7,125	$ 7,138	$ 17,261	$ 17,313
Federal Home Loan Bank obligations	18,313	18,217	16,430	16,520
U.S. Government enterprise and agency obligations	22,998	22,832	11,010	11,065
Total	$ 48,436	$ 48,187	$ 44,701	$ 44,898

	At December 31, 2013	
	Amortized Cost	Estimated Fair Value
	(In thousands)	
U.S. Treasury securities	$ 7,125	$ 7,138
Federal Home Loan Bank obligations	$ 18,313	$ 18,217
Freddie Mac obligations	$ 11,068	$ 11,009
Fannie Mae obligations	$ 9,939	$ 9,846

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)										
U.S. Treasury securities	$ 2,030	0.32%	$ 5,095	0.39%	$ —	—%	$ —	—%	$ 7,125	$ 7,138	0.37%
Federal Home Loan Bank bonds	—	—%	18,313	0.79%	—	—%	—	—%	18,313	18,217	0.79%
U.S. Government enterprise and agency bonds	—	—%	22,998	0.97%	—	—%	—	—%	22,998	22,832	0.97%
Total	$ 2,030	0.32%	$ 46,406	0.83%	$ —	—%	$ —	—%	$ 48,436	$ 48,187	0.81%

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT I-4
Sunshine Bancorp, Inc.
Yields and Costs

Exhibit I-4
Sunshine Bancorp, Inc.
Yields

	At December 31, 2013	For the Years Ended December 31, 2013			2012		
	Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
		(Dollars in thousands)					
Interest-earning assets:							
Loans	4.93%	$ 111,193	$ 5,569	5.01%	$ 119,199	$ 6,229	5.23%
Interest-earning deposits and federal funds	0.27	10,183	23	0.23	4,693	10	0.21
Securities	0.84	49,938	408	0.82	33,712	288	0.85
Time deposits with other banks	0.93	10,345	89	0.86	8,550	72	0.84
Federal Home Loan Bank of Atlanta stock	2.53	248	6	2.42	322	6	1.86
Total interest-earning assets	3.39	181,907	6,095	3.35	166,476	6,605	3.97
Non-interest-earning assets		15,249			29,085		
Total assets		$ 197,156			$ 195,561		
Interest-bearing liabilities:							
NOW accounts	0.05%	$ 30,123	$ 15	0.05	$ 28,892	$ 27	0.09
Money market accounts	0.20	38,867	73	0.19	38,518	85	0.22
Savings accounts	0.10	25,493	25	0.10	24,669	41	0.17
Certificates of deposit	0.59	45,758	261	0.57	50,780	407	0.80
Total interest-bearing liabilities	0.28	140,241	374	0.27	142,859	560	0.39
Non-interest-bearing liabilities		30,454			26,231		
Total liabilities		170,695			169,090		
Retained income		26,461			26,471		
Total liabilities and retained income		$ 197,156			$ 195,561		
Net interest income			$ 5,721			$ 6,045	
Net interest rate spread (1)				3.08%			3.58%
Net interest-earning assets (2)		$ 41,666			$ 23,617		
Net interest margin (3)				3.15%			3.63%
Average interest-earning assets to interest-bearing liabilities		1.30%			1.17%		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT I-5
Sunshine Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-5
Sunshine Bancorp, Inc.
Loan Loss Allowance Activity

	Years Ended December 31,	
	2013	2012
	(Dollars in thousands)	
Allowance at beginning of year	$ 2,276	$ 3,415
Provision for loan losses	—	—
Charge offs:		
Real estate mortgage loans:		
One- to four-family residential	(337)	(355)
Commercial	(61)	(573)
Multi-family	(135)	—
Land and construction	(152)	—
Commercial business loans	—	(390)
Consumer loans	(2)	(1)
Total charge-offs	(687)	(1,319)
Recoveries:		
Real estate mortgage loans:		
One- to four-family residential	13	14
Commercial	49	36
Multi-family	14	—
Land and construction	14	32
Commercial business loans	36	96
Consumer loans	3	2
Total recoveries	129	180
Net charge-offs	(558)	(1,139)
Allowance at end of year	$ 1,718	$ 2,276
Allowance to non-performing loans	44.95%	44.57%
Allowance to total loans outstanding at the end of the year	1.52%	1.95%
Net charge-offs to average loans outstanding during the year	0.50%	0.96%

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT I-6
Sunshine Bancorp, Inc.
Interest Rate Risk Analysis

Exhibit I-6
Sunshine Bancorp, Inc.
Interest Rate Risk Analysis

Rate Shift (1)	Net Interest Income Year 1 Forecast (In thousands)	Year 1 Change from Level
+400	$ 4,895	(13.41%)
+300	5,125	(9.34%)
+200	5,353	(5.30%)
+100	5,512	(2.48%)
Level	5,653	—
-100	5,665	0.23%

(1) The calculated changes assume an immediate shock of the static yield curve.

Rate Shift (1)	Economic Value of Equity (Dollars in thousands)	% Change In Equity from Level
+400	$ 32,320	(19.37%)
+300	34,231	(14.61%)
+200	36,279	(9.50%)
+100	38,348	(4.33%)
Level	40,086	—
-100	40,893	2.01%

(1) The calculated changes assume an immediate shock of the static yield curve.

Source: Sunshine Bancorp, Inc. Preliminary Prospectus

EXHIBIT I-7
Sunshine Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-7
Sunshine Bancorp, Inc.
Loan Portfolio Composition

	At December 31,			
	2013		2012	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate mortgage loans:				
One- to four-family residential (1)	$ 59,976	52.89%	$ 64,674	55.40%
Commercial	23,900	21.08	26,487	22.69
Multi-family	3,363	2.97	2,500	2.14
Land and construction	6,514	5.74	7,361	6.30
Commercial business loans	17,358	15.31	14,194	12.16
Consumer loans	2,277	2.01	1,531	1.31
	113,388	100.00%	116,747	100.00%
Less:				
Deferred loan fees	(147)		(159)	
Allowance for losses	(1,718)		(2,276)	
Undisbursed loan proceeds	(260)		(274)	
Total loans	$ 111,263		$ 114,038	

(1) Included $811,000 and $974,000 of home equity loans as of December 31, 2013 and 2012, respectively.

	Due After December 31, 2014		
	Fixed	Adjustable	Total
	(In thousands)		
Real estate mortgage loans:			
One- to four-family residential	$ 45,572	$ 14,183	$ 59,755
Commercial	3,907	19,977	23,884
Multi-family	—	3,363	3,363
Land and construction	2,124	3,469	5,593
Commercial business loans	4,539	455	4,994
Consumer loans	1,298	—	1,298
Total loans	$ 57,441	$ 41,447	$ 98,887

Source: Sunshine Bancorp, Inc. Preliminary Prospectus

EXHIBIT I-8
Sunshine Bancorp, Inc.
Contractual Maturity by Loan Type

Exhibit I-8
Sunshine Bancorp, Inc.
Contractual Maturity By Loan Type

December 31, 2013	One- to Four-Family Residential Real Estate	Commercial Real Estate	Multi-Family Real Estate	Land and Construction
		(In thousands)		
Amounts due in:				
One year or less	$ 221	$ 16	$ —	$ 921
More than one to two years	85	270	—	644
More than two to three years	235	—	—	71
More than three to five years	934	826	—	627
More than five to ten years	4,007	5,291	—	604
More than ten to 15 years	8,359	4,444	1,645	1,229
More than 15 years	46,135	13,053	1,718	2,418
Total	$ 59,976	$ 23,900	$ 3,363	$ 6,514

December 31, 2013	Commercial Business	Consumer	Total
		(In thousands)	
Amounts due in:			
One year or less	$ 12,364	$ 979	$ 14,501
More than one to two years	546	459	2,004
More than two to three years	1,211	351	1,868
More than three to five years	2,730	475	5,592
More than five to ten years	212	13	10,127
More than ten to 15 years	—	—	15,677
More than 15 years	295	—	63,619
Total	$ 17,358	$ 2,277	$ 113,388

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT I-9
Sunshine Bancorp, Inc.
Non-Performing Assets

Exhibit I-9
Sunshine Bancorp, Inc.
Non-Performing Assets

	At December 31, 2013	At December 31, 2012
	(Dollars in thousands)	
Non-accrual loans:		
Real estate mortgage loans:		
One- to four-family residential	$ 2,154	$ 2,051
Commercial	—	—
Multi-family	—	—
Land and construction	140	82
Commercial business loans	602	867
Consumer loans	2	47
Total non-accrual loans	2,898	3,047
Non-accruing troubled debt restructured loans:		
Real estate mortgage loans:		
One- to four-family residential	132	—
Commercial	447	1,488
Multi-family	170	308
Land and construction	74	76
Commercial business loans	101	188
Consumer loans	—	—
Total non-accruing troubled debt restructured loans	924	2,060
Total non-performing loans	3,822	5,107
Other real estate owned:		
One- to four-family	634	—
Commercial	—	202
Multi-family	—	—
Land and construction	788	788
Commercial business loans	—	—
Consumer loans	—	—
Total other real estate owned	1,422	990
Total non-performing assets	$ 5,244	$ 6,097
Total accruing troubled debt restructured loans	$ 4,602	$ 3,722
Total non-performing loans to total loans	3.37%	4.37%
Total non-performing assets to total assets	2.70%	3.14%

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT I-10
Sunshine Bancorp, Inc.
Deposit Composition

Exhibit I-10
Sunshine Bancorp, Inc.
Deposit Composition

	For the Year Ended December 31,					
	2013			2012		
	Average Balance Amount	Percent	Average Rate	Average Balance Amount	Percent	Average Rate
	(Dollars in thousands)					
Noninterest bearing	$ 27,447	16.37%	—%	$ 23,855	14.31%	—%
NOW	30,123	17.96	0.05	28,892	17.33	0.09
Money market	38,867	23.18	0.19	38,518	23.10	0.22
Savings	25,493	15.20	0.10	24,669	14.80	0.17
Certificates of deposit	45,758	27.29	0.57	50,780	30.46	0.80
Total	$ 167,688	100.00%	0.22%	$ 166,714	100.00%	0.34%

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT I-11
Sunshine Bancorp, Inc.
Time Deposit Rate/Maturity

Exhibit I-11
Sunshine Bancorp, Inc.
Time Deposit Rate/Maturity

	At December 31, 2013 (In thousands)
Maturity Period:	
Three months or less	$ 5,337
Over three through six months	2,750
Over six through twelve months	3,342
Over twelve months	3,346
Total	$ 14,775

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT II-1
Sunshine Bancorp, Inc.
Description of Office Facilities

Exhibit II-1
Sunshine Bancorp, Inc.
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Main Office:			
102 W. Baker St. Plant City, FL 33563	Owned	1959	$ 470
Other Properties:			
420 W. Brandon Blvd. Brandon, FL 33511	Owned	1962	$ 439
7459 U.S. Hwy. 301 S. Riverview, FL 33578	Owned	1972	$ 357
36450 Eiland Blvd. Zephyrhills, FL 33541	Owned	2010	$ 1,491
2400 James L. Redman Pkwy. Plant City, FL 33566	Owned	1985	$ 84

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT II-2
Sunshine Bancorp, Inc.
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.18%	0.32%	2.97%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	Quarter 2	3.25%	0.03%	0.19%	3.18%
	Quarter 3	3.25%	0.02%	0.13%	1.92%
	Quarter 4	3.25%	0.02%	0.12%	1.89%
2012:	Quarter 1	3.25%	0.07%	0.19%	2.23%
	Quarter 2	3.25%	0.09%	0.21%	1.67%
	Quarter 3	3.25%	0.10%	0.17%	1.65%
	Quarter 4	3.25%	0.05%	0.16%	1.78%
2013:	Quarter 1	3.25%	0.07%	0.14%	1.87%
	Quarter 2	3.25%	0.04%	0.15%	2.52%
	Quarter 3	3.25%	0.02%	0.10%	2.64%
	Quarter 4	3.25%	0.07%	0.13%	3.04%
2014:					
As of Feb. 21, 2014		3.25%	0.05%	0.12%	2.73%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1
Sunshine Bancorp, Inc.
General Characteristics of Publicly-Traded Institutions

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 21, 2014

										As of February 21, 2014	
Ticker	Financial Institution	Exchange	Region	City	State	Total Assets (1) ($Mil)	Offices	Fiscal Mth End	Conv. Date	Stock Price ($)	Market Value ($Mil)
ALLB	Alliance Bancorp of Penn	NASDAQ	MA	Broomall	PA	$436	8	Dec	1/18/11	$ 15.37	$ 69
ANCB	Anchor Bancorp	NASDAQ	WE	Lacey	WA	403	11	Jun	1/26/11	18.52	47
ASBB	ASB Bncp Inc	NASDAQ	SE	Asheville	NC	751	13	Dec	10/12/11	17.50	88
AF	Astoria Financial Corp.	NYSE	MA	Lake Success	NY	16,022	85	Dec	11/18/93	13.08	1,293
AFCB	Athens Bancshares Corporation	NASDAQ	SE	Athens	TN	296	7	Dec	1/7/10	19.75	37
ACFC	Atlantic Coast Financial Corp.	NASDAQ	SE	Jacksonville	FL	714	12	Dec	2/4/11	4.04	63
BKMU	Bank Mutual Corp.	NASDAQ	MW	Brown Deer	WI	2,333	77	Dec	10/30/03	6.34	294
BFIN	BankFinancial Corp	NASDAQ	MW	Burr Ridge	IL	1,442	20	Dec	6/24/05	10.09	213
BHLB	Berkshire Hills Bancorp Inc.	NYSE	NE	Pittsfield	MA	5,450	97	Dec	6/28/00	24.82	621
BOFI	Bofl Holding Inc.	NASDAQ	WE	San Diego	CA	3,284	1	Jun	3/14/05	86.38	1,219
BYFC	Broadway Financial Corp.	NASDAQ	WE	Los Angeles	CA	346	4	Dec	1/9/96	1.09	21
BLMT	BSB Bancorp Inc.	NASDAQ	NE	Belmont	MA	1,023	6	Dec	10/5/11	16.97	154
CBNJ	Cape Bancorp Inc.	NASDAQ	MA	Cape May Court House	NJ	1,074	15	Dec	2/1/08	10.46	126
CFFN	Capitol Federal Financial Inc	NASDAQ	MW	Topeka	KS	9,186	47	Sep	12/22/10	12.01	1,743
CARV	Carver Bancorp Inc.	NASDAQ	MA	New York	NY	635	10	Mar	10/25/94	14.98	55
CFBK	Central Federal Corp.	NASDAQ	MW	Fairlawn	OH	250	5	Dec	12/30/98	1.44	23
CHFN	Charter Financial Corp.	NASDAQ	SE	West Point	GA	1,089	17	Sep	4/9/13	10.67	243
CHEV	Cheviot Financial	NASDAQ	MW	Cheviot	OH	592	12	Dec	1/18/12	10.53	72
CBNK	Chicopee Bancorp Inc.	NASDAQ	NE	Chicopee	MA	605	9	Dec	7/20/06	17.66	96
CZWI	Citizens Community Bncp	NASDAQ	MW	Eau Claire	WI	555	24	Sep	11/1/06	8.25	43
CMSB	CMS Bancorp Inc.	NASDAQ	MA	White Plains	NY	258	6	Sep	4/4/07	9.40	18
CWAY	Coastway Bncp, Inc.	NASDAQ	NE	Cranston	RI	381	11	Dec	1/15/14	10.28	51
COBK	Colonial Financial Services	NASDAQ	MA	Vineland	NJ	598	9	Dec	7/13/10	11.80	45
DCOM	Dime Community Bancshares Inc.	NASDAQ	MA	Brooklyn	NY	4,015	25	Dec	6/26/96	16.11	591
EBMT	Eagle Bancorp Montana, Inc.	NASDAQ	WE	Helena	MT	514	13	Jun	4/5/10	10.93	43
ESBF	ESB Financial Corp.	NASDAQ	MA	Ellwood City	PA	1,899	23	Dec	6/13/90	12.85	228
ESSA	ESSA Bancorp Inc.	NASDAQ	MA	Stroudsburg	PA	1,372	26	Sep	4/4/07	10.76	128
EVER	EverBank Financial	NYSE	SE	Jacksonville	FL	17,612	17	Dec	5/2/12	17.83	2,186
FFCO	FedFirst Financial Corp.	NASDAQ	MA	Monessen	PA	323	7	Dec	9/21/10	20.00	47
FCAP	First Capital Inc.	NASDAQ	MW	Corydon	IN	448	13	Dec	1/4/99	20.49	57
FCLF	First Clover Leaf Fin Corp.	NASDAQ	MW	Edwardsville	IL	647	5	Dec	7/11/06	9.14	64
FBNK	First Connecticut Bancorp, Inc	NASDAQ	NE	Farmington	CT	1,992	25	Dec	6/30/11	15.54	256
FDEF	First Defiance Financial	NASDAQ	MW	Defiance	OH	2,058	32	Dec	10/2/95	27.20	264
FFBH	First Federal Bancshares of AR	NASDAQ	SE	Harrison	AR	530	13	Dec	5/3/96	8.68	174
FFNM	First Fed of Northern MI Bncp	NASDAQ	MW	Alpena	MI	214	8	Dec	4/4/05	5.01	14
FFNW	First Financial Northwest Inc	NASDAQ	WE	Renton	WA	892	1	Dec	10/10/07	10.32	169
FSFG	First Savings Financial Group	NASDAQ	MW	Clarksville	IN	660	16	Sep	10/7/08	22.92	52
FBC	Flagstar Bancorp Inc.	NYSE	MW	Troy	MI	11,808	111	Dec	4/30/97	21.27	1,194
FXCB	Fox Chase Bancorp Inc.	NASDAQ	MA	Hatboro	PA	1,107	11	Dec	6/29/10	17.01	207
FRNK	Franklin Financial Corp.	NASDAQ	SE	Glen Allen	VA	1,059	8	Sep	4/28/11	19.82	239
FSBW	FS Bancorp Inc.	NASDAQ	WE	Mountlake Terrace	WA	396	8	Dec	7/10/12	16.80	54
GTWN	Georgetown Bancorp Inc.	NASDAQ	NE	Georgetown	MA	247	3	Dec	7/12/12	14.98	27
HBK	Hamilton Bancorp Inc	NASDAQ	MA	Towson	MD	314	5	Mar	10/10/12	13.99	49
HBNK	Hampden Bancorp Inc.	NASDAQ	NE	Springfield	MA	696	10	Jun	1/17/07	16.03	91
HBOS	Heritage Financial Group Inc.	NASDAQ	SE	Albany	GA	1,322	27	Dec	11/30/10	18.62	146
HFFC	HF Financial Corp.	NASDAQ	MW	Sioux Falls	SD	1,251	27	Jun	4/8/92	13.25	93
HIFS	Hingham Instit. for Savings	NASDAQ	NE	Hingham	MA	1,304	12	Dec	12/20/88	78.44	167
HMNF	HMN Financial Inc.	NASDAQ	MW	Rochester	MN	563	11	Dec	6/30/94	12.51	55
HBCP	Home Bancorp Inc.	NASDAQ	SW	Lafayette	LA	962	30	Dec	10/3/08	20.61	146
HFBL	Home Fedl Bncp Inc. LA	NASDAQ	SW	Shreveport	LA	293	4	Jun	12/22/10	17.56	39
HMST	HomeStreet Inc.	NASDAQ	WE	Seattle	WA	2,854	33	Dec	2/10/12	18.26	270
HTBI	HomeTrust Bancshares Inc.	NASDAQ	SE	Asheville	NC	1,674	21	Jun	7/11/12	15.67	310
IROQ	IF Bancorp Inc.	NASDAQ	MW	Watseka	IL	540	5	Jun	7/8/11	16.46	73
JXSB	Jacksonville Bancorp	NASDAQ	MW	Jacksonville	IL	321	7	Dec	7/15/10	20.00	37
LPSB	LaPorte Bancorp Inc	NASDAQ	MW	La Porte	IN	500	8	Dec	10/5/12	10.83	64
LABC	Louisiana Bancorp Inc.	NASDAQ	SW	Metairie	LA	318	4	Dec	7/10/07	18.99	55
LSBI	LSB Financial Corp.	NASDAQ	MW	Lafayette	IN	355	5	Dec	2/3/95	28.65	45
MCBK	Madison County Financial Inc.	NASDAQ	MW	Madison	NE	277	5	Dec	10/4/12	17.00	52
MLVF	Malvern Bancorp Inc	NASDAQ	MA	Paoli	PA	602	9	Sep	10/12/12	10.65	70
CASH	Meta Financial Group Inc.	NASDAQ	MW	Sioux Falls	SD	1,692	13	Sep	9/20/93	41.04	251
NASB	NASB Financial Inc.	NASDAQ	MW	Grandview	MO	1,144	9	Sep	9/27/85	24.89	196
NVSL	Naugatuck Valley Finl	NASDAQ	NE	Naugatuck	CT	487	10	Dec	6/30/11	7.15	50
NHTB	New Hampshire Thrift Bncshrs	NASDAQ	NE	Newport	NH	1,240	38	Dec	5/27/86	15.04	124
NYCB	New York Community Bancorp	NYSE	MA	Westbury	NY	45,764	277	Dec	11/23/93	15.74	6,938
NFBK	Northfield Bancorp Inc.	NASDAQ	MA	Woodbridge	NJ	2,727	30	Dec	1/25/13	12.58	729
NWBI	Northwest Bancshares, Inc.	NASDAQ	MA	Warren	PA	7,908	167	Dec	12/18/09	14.15	1,334
OBAF	OBA Financial Services Inc	NASDAQ	MA	Germantown	MD	390	7	Jun	1/22/10	18.60	75
OSHC	Ocean Shore Holding Co.	NASDAQ	MA	Ocean City	NJ	1,043	12	Dec	12/21/09	13.94	96
OCFC	OceanFirst Financial Corp.	NASDAQ	MA	Toms River	NJ	2,286	24	Dec	7/3/96	17.38	302
OABC	OmniAmerican Bancorp Inc.	NASDAQ	SW	Fort Worth	TX	1,448	14	Dec	1/21/10	21.83	250
ONFC	Oneida Financial Corp.	NASDAQ	MA	Oneida	NY	714	13	Dec	7/7/10	12.50	88
ORIT	Oritani Financial Corp.	NASDAQ	MA	Township of Washington	NJ	2,824	26	Jun	6/24/10	15.35	702
PEOP	Peoples Federal Bancshares Inc	NASDAQ	NE	Brighton	MA	585	8	Sep	7/7/10	18.09	116
PBCT	People's United Financial Inc.	NASDAQ	NE	Bridgeport	CT	31,511	416	Dec	4/16/07	14.06	4,315
PBSK	Poage Bankshares Inc.	NASDAQ	MW	Ashland	KY	291	6	Sep	9/13/11	14.02	47
PBCP	Polonia Bncp, Inc.	NASDAQ	MA	Huntingdon Valley	PA	286	6	Dec	11/13/12	9.50	33
PROV	Provident Financial Holdings	NASDAQ	WE	Riverside	CA	1,153	15	Jun	6/28/96	15.22	150
PFS	Provident Financial Services	NYSE	MA	Jersey City	NJ	7,341	79	Dec	1/16/03	17.06	1,022
PBIP	Prudential Bancorp Inc.	NASDAQ	MA	Philadelphia	PA	608	7	Sep	10/10/13	10.83	103
PULB	Pulaski Financial Corp.	NASDAQ	MW	Saint Louis	MO	1,276	13	Sep	12/3/98	10.24	116
RVSB	Riverview Bancorp Inc.	NASDAQ	WE	Vancouver	WA	789	18	Mar	10/1/97	3.40	76
SVBI	Severn Bancorp Inc.	NASDAQ	MA	Annapolis	MD	815	4	Dec	1/0/00	4.40	44
SIFI	SI Financial Group Inc.	NASDAQ	NE	Willimantic	CT	1,369	26	Dec	1/13/11	11.69	150
SMPL	Simplicity Bancorp Inc	NASDAQ	WE	Covina	CA	835	8	Jun	11/19/10	16.29	128
SPBC	SP Bancorp Inc.	NASDAQ	SW	Plano	TX	305	4	Dec	11/1/10	19.56	31
SIBC	State Investors Bancorp Inc.	NASDAQ	SW	Metairie	LA	256	4	Dec	7/7/11	15.50	37
TBNK	Territorial Bancorp Inc.	NASDAQ	WE	Honolulu	HI	1,562	28	Dec	7/13/09	22.48	226
THRD	TF Financial Corp.	NASDAQ	MA	Newtown	PA	833	19	Dec	7/13/94	30.04	95

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
February 21, 2014

Ticker	Financial Institution	Exchange	Region	City	State	Total Assets (1) ($Mil)	Offices	Fiscal Mth End	Conv. Date	As of February 21, 2014 Stock Price ($)	As of February 21, 2014 Market Value ($Mil)
TSBK	Timberland Bancorp Inc.	NASDAQ	WE	Hoquiam	WA	746	22	Sep	1/13/98	11.20	79
TRST	TrustCo Bank Corp NY	NASDAQ	MA	Glenville	NY	4,459	139	Dec	1/0/00	6.49	613
UCBA	United Community Bancorp	NASDAQ	MW	Lawrenceburg	IN	511	8	Jun	1/10/13	11.10	57
UCFC	United Community Finl Corp.	NASDAQ	MW	Youngstown	OH	1,756	33	Dec	7/9/98	3.58	180
WSBF	Waterstone Financial Inc.	NASDAQ	MW	Wauwatosa	WI	1,598	11	Dec	1/23/14	10.58	364
WAYN	Wayne Savings Bancshares	NASDAQ	MW	Wooster	OH	400	12	Dec	1/9/03	11.75	33
WEBK	Wellesley Bancorp	NASDAQ	NE	Wellesley	MA	421	4	Dec	1/26/12	18.90	46
WBB	Westbury Bancorp Inc.	NASDAQ	MW	West Bend	WI	543	12	Sep	4/10/13	14.40	74
WFD	Westfield Financial Inc.	NASDAQ	NE	Westfield	MA	1,271	13	Dec	1/4/07	7.34	148
WBKC	Wolverine Bancorp Inc.	NASDAQ	MW	Midland	MI	291	4	Dec	1/20/11	21.50	52
WSFS	WSFS Financial Corp.	NASDAQ	MA	Wilmington	DE	4,443	44	Dec	11/26/86	70.80	630
WVFC	WVS Financial Corp.	NASDAQ	MA	Pittsburgh	PA	296	6	Jun	11/29/93	11.31	23
BNCL	Beneficial Mutual Bncp (MHC)	NASDAQ	MA	Philadelphia	PA	4,685	60	Dec	7/16/07	12.18	950
CSBK	Clifton Svgs Bncp Inc. (MHC)	NASDAQ	MA	Clifton	NJ	1,083	12	Mar	3/4/04	13.06	346
GCBC	Greene County Bncp Inc. (MHC)	NASDAQ	MA	Catskill	NY	650	14	Jun	12/30/98	25.75	108
ISBC	Investors Bancorp Inc. (MHC)	NASDAQ	MA	Short Hills	NJ	13,807	136	Dec	10/12/05	25.54	3,559
KRNY	Kearny Financial Corp. (MHC)	NASDAQ	MA	Fairfield	NJ	3,238	41	Jun	2/24/05	11.86	784
KFFB	Kentucky First Federal (MHC)	NASDAQ	MW	Frankfort	KY	315	7	Jun	3/3/05	8.85	75
LSBK	Lake Shore Bancorp Inc. (MHC)	NASDAQ	MA	Dunkirk	NY	485	11	Dec	4/4/06	12.49	74
MGYR	Magyar Bancorp Inc. (MHC)	NASDAQ	MA	New Brunswick	NJ	538	6	Sep	1/24/06	7.70	45
EBSB	Meridian Interstate Bncp (MHC)	NASDAQ	NE	East Boston	MA	2,655	27	Dec	1/23/08	24.48	545
MSBF	MSB Financial Corp. (MHC)	NASDAQ	MA	Millington	NJ	347	5	Jun	1/5/07	8.01	40
NECB	NorthEast Community Bncp (MHC)	NASDAQ	MA	White Plains	NY	433	9	Dec	7/6/06	7.20	91
OFED	Oconee Federal Financial Corp.	NASDAQ	SE	Seneca	SC	366	4	Jun	1/14/11	17.40	102
PBHC	Pathfinder Bancorp Inc. (MHC)	NASDAQ	MA	Oswego	NY	493	16	Dec	11/16/95	14.41	38
PSBH	PSB Holdings Inc. (MHC)	NASDAQ	NE	Putnam	CT	452	8	Jun	10/5/04	6.40	42
TFSL	TFS Financial Corp (MHC)	NASDAQ	MW	Cleveland	OH	11,269	39	Sep	4/23/07	11.76	3,612

(1) As of September 30, 2013 or the most recent quarter end available.
Source: SNL Financial, LC.

EXHIBIT III-2
Sunshine Bancorp, Inc.
Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-2
Peer Group Market Area Comparative Analysis

Institution	County	State	Population 2010	Population 2013	Proj. Pop. 2018	2010-2013 % Change	2013-2018 % Change	Per Capita Income 2013 Amount	Per Capita Income % State Average	Unemployment Rate Dec. 2013	Deposit Market Share(1)
ASB Bancorp, Inc.	Buncombe	NC	238,318	247,555	262,379	1.3%	1.2%	25,607	102.8%	4.80%	10.50%
Cheviot Financial Corp.	Hamilton	OH	802,374	801,271	803,773	0.0%	0.1%	28,434	111.3%	6.20%	0.84%
Home Bancorp, Inc.	Lafayette	LA	221,578	230,404	244,490	1.3%	1.2%	27,372	116.3%	3.20%	8.71%
Home Federal Bancorp, Inc. of Louisiana	Caddo	LA	254,969	254,306	256,254	-0.1%	0.2%	22,593	96.0%	5.40%	3.70%
IF Bancorp, Inc.	Iroquois	IL	29,718	29,804	29,443	0.1%	-0.2%	25,426	88.9%	8.40%	23.88%
LaPorte Bancorp, Inc.	La Porte	IN	111,467	112,352	112,995	0.3%	0.1%	23,657	96.2%	8.30%	19.06%
Louisiana Bancorp, Inc.	Jefferson	LA	432,552	430,982	431,977	-0.1%	0.0%	25,965	110.3%	4.40%	1.81%
Poage Bankshares, Inc.	Boyd	KY	49,542	49,134	48,660	-0.3%	-0.2%	22,206	96.1%	7.40%	24.52%
State Investors Bancorp, Inc.	Jefferson	LA	432,552	430,982	431,977	-0.1%	0.0%	25,965	110.3%	4.40%	1.15%
Wolverine Bancorp, Inc.	Midland	MI	83,629	84,468	85,115	0.3%	0.2%	29,260	116.3%	6.60%	13.82%
		Averages:	**265,670**	**267,126**	**270,706**	**0.3%**	**0.3%**	**25,649**	**104.4%**	**5.91%**	**10.80%**
		Medians:	**229,948**	**238,980**	**250,372**	**0.0%**	**0.1%**	**25,786**	**106.5%**	**5.80%**	**9.61%**
Sunshine State Federal Savings & Loan Association	**Hillsborough**	**FL**	**1,229,226**	**1,272,618**	**1,356,730**	**1.7%**	**1.3%**	**26,236**	**102.4%**	**5.70%**	**0.63%**
	Pasco	**FL**	**464,697**	**474,373**	**494,079**	**1.0%**	**0.8%**	**23,615**	**94.3%**	**6.70%**	**0.25%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2013.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1
Sunshine Bancorp, Inc.
Stock Prices: As of February 21, 2014

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As of February 21, 2014

Financial Institution		Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Wk ($)	% Change From Last Wk (%)	% Change From 52 Wks (2) (%)	% Change From MRY (2) (%)	LTM EPS (3) ($)	LTM Core EPS (3) ($)	BV/ Share ($)	TBV/ Share (4) ($)	Assets/ Share ($)
ALLB	Alliance Bancorp of Penn	15.37	4,467	68.7	15.60	12.85	15.30	0.46	18.23	-0.19	0.38	0.38	15.81	15.81	95.20
ANCB	Anchor Bancorp	18.52	2,550	47.2	19.00	14.15	18.25	1.48	27.72	1.26	-0.41	-0.40	20.45	20.45	153.48
ASBB	ASB Bncp Inc	17.50	5,040	88.2	18.41	15.67	17.45	0.29	3.24	1.44	0.31	0.26	20.06	20.06	145.44
AF	Astoria Financial Corp.	13.08	98,842	1,292.9	14.47	9.22	13.12	-0.30	32.66	-5.42	0.60	0.59	14.06	12.19	159.79
AFCB	Athens Bancshares Corporation	19.75	1,891	37.3	20.61	16.50	19.98	-1.16	8.70	-0.35	1.13	1.15	21.74	21.64	155.90
ACFC	Atlantic Coast Financial Corp.	4.04	15,509	62.7	6.88	3.00	3.99	1.25	14.12	-6.70	-3.23	NA	NA	NA	47.30
BKMU	Bank Mutual Corp.	6.34	46,438	294.4	7.35	5.00	6.26	1.28	8.56	-9.56	0.23	0.23	6.05	6.05	50.55
BFIN	BankFinancial Corp	10.09	21,109	213.0	10.33	7.25	9.71	3.91	28.21	10.15	0.16	0.18	8.32	8.20	68.86
BHLB	Berkshire Hills Bancorp Inc.	24.82	25,038	621.4	29.38	23.38	25.09	-1.08	1.68	-8.98	1.65	2.03	27.08	16.27	226.59
BOFI	Bofl Holding Inc.	86.38	14,116	1,219.4	87.73	32.14	83.20	3.82	157.54	10.14	3.28	3.41	21.82	21.82	252.78
BYFC	Broadway Financial Corp.	1.09	20,225	22.0	1.50	0.52	1.10	-0.73	18.48	17.28	-1.32	-1.41	1.89	1.89	17.09
BLMT	BSB Bancorp Inc.	16.97	9,056	153.7	17.41	12.60	15.82	7.27	30.24	12.46	0.22	0.22	NA	NA	116.46
CBNJ	Cape Bancorp Inc.	10.46	12,060	126.1	11.09	8.65	10.58	-1.13	14.82	2.95	0.46	0.51	11.64	NA	90.62
CFFN	Capitol Federal Financial Inc	12.01	145,169	1,743.5	13.21	11.67	12.08	-0.58	1.78	-0.83	0.48	0.48	10.65	10.65	62.76
CARV	Carver Bancorp Inc.	14.98	3,696	55.4	17.87	4.17	15.00	-0.13	228.96	114.31	0.36	0.19	1.50	1.50	172.80
CFBK	Central Federal Corp.	1.44	15,824	22.8	1.65	1.29	1.42	1.41	-10.57	8.26	-0.14	-0.14	1.39	1.39	15.82
CHFN	Charter Financial Corp.	10.67	22,817	243.5	11.10	9.66	10.60	0.66	7.75	-0.93	0.25	0.26	11.68	11.66	47.33
CHEV	Cheviot Financial	10.53	6,835	72.0	11.94	9.76	10.45	0.80	-1.28	2.27	0.21	0.25	13.30	11.72	85.90
CBNK	Chicopee Bancorp Inc.	17.66	5,436	96.0	19.72	15.50	17.37	1.67	8.08	1.44	0.50	0.52	16.97	16.97	108.12
CZWI	Citizens Community Bncp	8.25	5,163	42.6	8.56	6.52	8.33	-0.96	24.81	11.34	0.21	0.29	10.50	10.46	106.96
CMSB	CMS Bancorp Inc.	9.40	1,863	17.5	10.44	7.68	9.30	1.08	13.25	1.18	0.52	0.41	11.42	11.42	141.03
CWAY	Coastway Bncp, Inc.	10.28	4,949	50.9	11.05	10.04	10.19	0.87	NA	NA	NA	NA	NA	NA	76.89
COBK	Colonial Financial Services	11.80	3,853	45.5	17.00	11.64	12.00	-1.67	-13.43	-11.28	-0.91	-1.10	15.65	15.65	155.26
DCOM	Dime Community Bancshares Inc.	16.11	36,713	591.4	17.92	13.79	16.14	-0.19	13.77	-4.79	1.23	1.23	11.85	10.34	109.72
EBMT	Eagle Bancorp Montana, Inc.	10.93	3,918	42.8	12.03	10.20	10.65	2.63	3.70	-0.16	0.69	0.57	12.19	10.18	131.79
ESBF	ESB Financial Corp.	12.85	17,733	227.9	15.00	10.68	12.74	0.86	11.74	-9.51	0.87	NA	NA	NA	107.53
ESSA	ESSA Bancorp Inc.	10.76	11,893	128.0	11.70	9.99	10.85	-0.83	-4.44	-6.92	0.70	0.73	13.96	13.04	113.95
EVER	EverBank Financial	17.83	122,626	2,186.4	18.97	13.93	17.29	3.12	21.38	-2.78	1.02	1.21	12.00	11.57	143.86
FFCO	FedFirst Financial Corp.	20.00	2,357	47.1	23.00	16.20	20.06	-0.30	23.15	2.67	0.81	0.89	NA	NA	135.34
FCAP	First Capital Inc.	20.49	2,784	57.1	21.97	19.40	20.50	-0.05	2.96	-3.62	1.82	NA	NA	NA	159.60
FCLF	First Clover Leaf Fin Corp.	9.14	7,007	64.0	10.00	7.00	9.09	0.51	33.43	-6.73	0.54	0.53	10.49	8.82	92.27
FBNK	First Connecticut Bancorp, Inc	15.54	16,458	255.8	17.00	13.14	15.60	-0.38	9.51	-3.60	0.23	0.21	14.08	14.08	128.19
FDEF	First Defiance Financial	27.20	9,720	264.4	28.46	20.80	26.65	2.06	25.29	4.74	2.19	2.28	28.00	21.31	219.88
FFBH	First Federal Bancshares of AR	8.68	20,041	174.0	10.05	7.55	8.17	6.24	-9.11	-0.23	-0.01	-0.01	3.57	3.57	26.43
FFNM	First Fed of Northern MI Bncp	5.01	2,884	14.4	5.72	3.40	5.06	-0.99	2.87	-7.22	-0.20	-0.18	8.27	8.25	74.16
FFNW	First Financial Northwest Inc	10.32	16,392	169.2	11.25	7.44	10.36	-0.39	30.30	-0.48	1.47	1.48	11.25	11.25	56.18
FSFG	First Savings Financial Group	22.92	2,259	51.8	28.20	20.88	23.25	-1.42	-0.30	0.31	2.00	2.10	28.88	24.49	304.06
FBC	Flagstar Bancorp Inc.	21.27	56,138	1,194.1	21.63	12.29	21.25	0.09	54.69	8.41	4.37	5.08	20.66	20.66	167.57
FXCB	Fox Chase Bancorp Inc.	17.01	12,148	206.6	18.24	16.07	17.06	-0.29	1.43	-1.52	0.48	0.45	14.28	14.28	91.92
FRNK	Franklin Financial Corp.	19.82	12,075	239.3	20.50	17.14	19.11	3.72	11.10	0.20	0.83	0.69	19.97	19.97	89.06
FSBW	FS Bancorp Inc.	16.80	3,240	54.4	19.45	14.26	16.86	-0.36	14.21	-2.04	1.29	1.20	19.23	19.23	129.37
GTWN	Georgetown Bancorp Inc.	14.98	1,832	27.4	16.50	12.83	14.75	1.56	17.40	-5.79	0.41	0.41	15.80	15.80	143.61
HBK	Hamilton Bancorp Inc	13.99	3,518	49.2	15.45	12.35	13.85	1.01	11.47	-1.41	-0.36	-0.43	17.47	16.67	85.41
HBNK	Hampden Bancorp Inc.	16.03	5,650	90.6	18.42	14.78	15.96	0.44	-3.02	-2.32	0.67	0.66	14.98	14.98	122.88
HBOS	Heritage Financial Group Inc.	18.62	7,835	145.9	20.44	13.55	18.87	-1.32	33.10	-3.27	1.50	1.35	15.96	15.42	176.26
HFFC	HF Financial Corp.	13.25	7,055	93.5	14.55	12.13	13.45	-1.48	0.38	2.32	0.84	0.78	13.85	13.15	177.79
HIFS	Hingham Instit. for Savings	78.44	2,129	167.0	79.56	57.69	77.01	1.86	13.68	-0.06	6.28	6.28	48.49	48.49	637.20
HMNF	HMN Financial Inc.	12.51	4,424	55.3	13.30	4.73	11.93	4.86	147.23	18.35	5.71	NA	13.49	13.49	146.60
HBCP	Home Bancorp Inc.	20.61	7,099	146.3	23.50	16.86	20.17	2.18	11.17	9.34	1.06	1.05	19.99	NA	138.64
HFBL	Home Fedl Bncp Inc. LA	17.56	2,247	39.5	18.99	15.34	17.86	-1.68	-1.84	-1.35	1.22	1.21	18.36	18.36	127.22
HMST	HomeStreet Inc.	18.26	14,800	270.2	26.54	17.02	18.39	-0.71	-24.73	-8.70	1.61	1.73	17.97	17.08	207.17
HTBI	HomeTrust Bancshares Inc.	15.67	19,784	310.0	17.00	15.00	15.55	0.77	3.02	-2.00	0.60	0.64	18.10	NA	82.36
IROQ	IF Bancorp Inc.	16.46	4,428	72.9	17.04	15.00	16.40	0.37	9.59	-1.44	0.84	0.83	17.71	17.71	128.34
JXSB	Jacksonville Bancorp	20.00	1,831	36.6	21.90	18.32	21.90	-8.68	3.63	2.30	1.73	1.44	22.45	20.96	173.92
LPSB	LaPorte Bancorp Inc	10.83	5,909	64.0	11.86	9.31	10.93	-0.91	9.52	-2.61	0.69	0.61	13.56	NA	89.16
LABC	Louisiana Bancorp Inc.	18.99	2,887	54.8	19.00	15.00	18.45	2.94	7.71	4.23	1.03	0.96	20.07	20.07	109.71
LSBI	LSB Financial Corp.	28.65	1,562	44.7	30.71	20.05	29.27	-2.12	34.82	0.56	1.72	1.72	25.80	25.80	227.39
MCBK	Madison County Financial Inc.	17.00	3,052	51.9	19.19	15.81	17.10	-0.58	4.29	-5.56	NA	NA	19.86	19.49	90.79
MLVF	Malvern Bancorp Inc	10.65	6,558	69.8	13.20	10.37	10.64	0.09	-9.34	-3.18	-3.05	-2.94	11.38	11.38	90.58
CASH	Meta Financial Group Inc.	41.04	6,108	250.7	42.19	22.95	40.05	2.47	78.43	1.76	2.46	2.43	23.42	23.02	295.84
NASB	NASB Financial Inc.	24.89	7,868	195.8	30.50	19.80	25.46	-2.24	10.97	-17.58	2.71	2.74	24.40	24.12	150.15
NVSL	Naugatuck Valley Finl	7.15	7,002	50.1	7.94	6.86	7.25	-1.38	3.62	-1.24	-1.83	-1.83	8.49	8.49	69.59
NHTB	New Hampshire Thrift Bncshrs	15.04	8,217	123.6	15.51	12.50	15.10	-0.40	11.74	-1.38	1.11	1.11	15.37	8.75	173.09
NYCB	New York Community Bancorp	15.74	440,809	6,938.3	17.39	12.91	15.75	-0.06	17.46	-6.59	1.08	1.07	13.01	7.45	105.91
NFBK	Northfield Bancorp Inc.	12.58	57,926	728.7	13.43	11.20	12.51	0.56	12.12	-4.70	0.34	NA	12.36	NA	46.66
NWBI	Northwest Bancshares, Inc.	14.15	94,244	1,333.5	15.05	11.98	14.27	-0.84	12.21	-4.26	0.73	0.70	12.31	10.43	83.66
OBAF	OBA Financial Services Inc	18.60	4,038	75.1	19.50	17.62	19.00	-2.11	0.49	2.20	0.28	0.28	17.91	17.91	95.48
OSHC	Ocean Shore Holding Co.	13.94	6,903	96.2	15.25	13.01	13.95	-0.07	-5.30	2.05	0.81	NA	15.39	14.62	147.76
OCFC	OceanFirst Financial Corp.	17.38	17,387	302.2	19.47	13.43	17.39	-0.06	18.80	1.46	0.95	1.14	12.33	12.33	129.39
OABC	OmniAmerican Bancorp Inc.	21.83	11,452	250.0	26.61	20.46	22.21	-1.71	-16.58	2.10	0.56	0.44	18.00	18.00	126.48
ONFC	Oneida Financial Corp.	12.50	7,027	87.8	16.32	11.51	12.34	1.30	-2.34	-1.34	0.87	0.92	12.90	9.12	105.66
ORIT	Oritani Financial Corp.	15.35	45,707	701.6	16.90	14.50	15.64	-1.85	4.07	-4.36	0.97	0.95	11.37	11.37	64.37
PEOP	Peoples Federal Bancshares Inc	18.09	6,406	115.9	19.28	17.10	18.08	0.06	1.80	1.97	0.35	0.35	16.35	16.35	91.84
PBCT	People's United Financial Inc.	14.06	306,910	4,315.2	15.70	12.62	14.16	-0.71	8.99	-7.01	0.74	0.80	14.84	7.91	108.20
PBSK	Poage Bankshares Inc.	14.02	3,352	47.0	15.10	13.06	13.90	0.86	-1.27	0.07	0.69	0.53	17.28	17.28	86.81
PBCP	Polonia Bncp, Inc.	9.50	3,511	33.4	10.31	8.76	9.51	-0.11	6.14	-3.94	-0.14	-0.14	11.62	11.62	81.37
PROV	Provident Financial Holdings	15.22	9,855	150.0	18.62	14.12	15.14	0.53	-13.03	1.47	1.24	1.24	15.47	15.47	115.08
PFS	Provident Financial Services	17.06	59,918	1,022.2	19.93	14.41	16.57	2.96	14.27	-11.70	1.23	1.21	16.87	NA	124.96
PBIP	Prudential Bancorp Inc.	10.83	9,545	103.4	11.39	7.70	10.45	3.64	37.26	0.37	0.20	0.14	13.67	13.67	55.02
PULB	Pulaski Financial Corp.	10.24	11,371	116.4	11.74	9.52	10.32	-0.78	4.49	-9.06	0.70	0.70	9.04	8.68	113.77
RVSB	Riverview Bancorp Inc.	3.40	22,472	76.4	3.49	2.10	3.45	-1.45	57.41	17.24	0.20	0.20	3.62	2.48	35.82
SVBI	Severn Bancorp Inc.	4.40	10,067	44.3	5.78	4.03	4.45	-1.12	1.38	-7.17	-2.64	NA	5.58	5.54	79.43
SIFI	SI Financial Group Inc.	11.69	12,790	149.5	12.34	10.34	11.73	-0.34	-0.43	-2.99	-0.11	0.15	11.94	10.35	107.01
SMPL	Simplicity Bancorp Inc	16.29	7,880	128.4	16.64	14.02	16.39	-0.61	11.35	0.80	0.80	0.80	17.91	17.40	108.49
SPBC	SP Bancorp Inc.	19.56	1,568	30.7	23.10	17.38	20.03	-2.35	7.53	-0.91	0.93	0.94	20.84	20.84	194.83
SIBC	State Investors Bancorp Inc.	15.50	2,390	37.1	16.64	13.28	15.50	0.00	6.82	1.04	0.20	0.20	17.39	17.39	108.22
TBNK	Territorial Bancorp Inc.	22.48	10,051	226.0	24.38	21.05	22.33	0.67	-3.97	-3.10	1.49	1.26	21.11	NA	160.66
THRD	TF Financial Corp.	30.04	3,149	94.6	33.72	24.20	29.99	0.17	19.63	6.68	2.27	2.17	29.71	NA	264.75
TSBK	Timberland Bancorp Inc.	11.20	7,049	78.9	11.83	7.36	11.23	-0.27	36.42	16.42	0.57	0.51	11.22	10.41	103.27
TRST	TrustCo Bank Corp NY	6.49	94,463	613.1	7.67	5.13	6.56	-1.07	21.76	-9.61	0.42	0.41	3.83	3.82	47.86
UCBA	United Community Bancorp	11.10	5,150	57.2	11.71	9.41	11.00	0.90	9.58	3.35	0.56	0.52	14.41	13.80	99.47
UCFC	United Community Finl Corp.	3.58	50,229	179.8	5.00	3.20	3.48	2.87	6.55	0.28	0.10	0.04	3.65	3.65	34.96

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As of February 21, 2014

	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Wk ($)	% Change From Last Wk (%)	% Change From 52 Wks (2) (%)	% Change From MRY (2) (%)	LTM EPS (3) ($)	LTM Core EPS (3) ($)	BV/ Share ($)	TBV/ Share (4) ($)	Assets/ Share ($)
Financial Institution														
WSBF Waterstone Financial Inc.	10.58	34,407	364.0	10.70	6.68	10.60	-0.19	57.95	4.59	0.90	0.90	6.19	6.17	46.44
WAYN Wayne Savings Bancshares	11.75	2,843	33.4	11.75	9.08	11.00	6.82	17.50	7.90	0.72	0.74	13.56	12.94	144.29
WEBK Wellesley Bancorp	18.90	2,455	46.4	20.45	15.50	18.50	2.16	21.86	-3.32	0.97	0.94	19.06	19.06	186.78
WBB Westbury Bancorp Inc.	14.40	5,143	74.1	14.64	13.02	14.18	1.55	NA	3.23	NA	NA	17.64	17.64	104.15
WFD Westfield Financial Inc.	7.34	20,150	147.9	8.07	6.50	7.53	-2.52	-4.92	-1.61	0.34	0.22	7.65	7.65	63.37
WBKC Wolverine Bancorp Inc.	21.50	2,398	51.6	22.50	18.00	21.98	-2.18	14.42	0.96	0.72	0.72	26.20	26.20	121.47
WSFS WSFS Financial Corp.	70.80	8,895	629.8	79.85	45.62	70.09	1.01	49.52	-8.68	5.06	4.53	43.06	38.68	507.67
WVFC WVS Financial Corp	11.31	2,058	23.3	13.63	9.50	12.00	-5.75	7.61	-7.67	0.38	0.37	15.69	15.69	152.60
MHCs														
BNCL Beneficial Mutual Bncp (MHC)	12.18	78,015	950.2	12.22	8.36	11.69	4.19	29.85	11.54	0.17	0.17	NA	NA	58.75
CSBK Clifton Svgs Bncp Inc. (MHC)	13.06	26,477	345.8	13.47	11.22	13.04	0.15	13.96	2.03	0.25	0.24	7.23	7.23	41.51
GCBC Greene County Bncp Inc. (MHC)	25.75	4,210	108.4	32.54	19.34	25.53	0.88	22.62	-0.96	1.51	1.51	13.88	13.88	155.02
ISBC Investors Bancorp Inc. (MHC)	25.54	139,342	3,558.8	26.54	17.42	25.88	-1.31	43.00	-0.16	1.01	1.05	9.64	NA	112.12
KRNY Kearny Financial Corp. (MHC)	11.86	66,131	784.3	12.18	9.19	11.72	1.19	14.92	1.98	0.15	0.14	7.02	5.37	49.28
KFFB Kentucky First Federal (MHC)	8.85	8,529	75.5	8.97	7.55	8.75	1.14	11.04	10.62	0.29	0.29	7.82	6.12	37.10
LSBK Lake Shore Bancorp Inc. (MHC)	12.49	5,900	73.7	14.69	10.53	12.49	0.00	12.18	2.38	0.65	0.65	11.06	11.06	81.72
MGYR Magyar Bancorp Inc. (MHC)	7.70	5,811	44.7	7.99	4.73	7.66	0.52	58.76	3.22	0.01	0.00	7.82	7.82	92.33
EBSB Meridian Interstate Bncp (MHC)	24.48	22,257	544.8	24.60	17.41	23.66	3.47	36.91	8.41	0.70	0.42	11.20	10.58	120.51
MSBF MSB Financial Corp. (MHC)	8.01	5,010	40.1	9.10	6.06	8.00	0.09	13.74	0.34	0.16	0.16	8.02	8.02	69.27
NECB NorthEast Community Bncp (MHC)	7.20	12,645	91.0	8.00	5.25	7.28	-1.10	32.11	-0.28	-0.08	-0.05	8.27	8.19	34.25
OFED Oconee Federal Financial Corp.	17.40	5,846	101.7	17.75	13.73	17.44	-0.23	17.49	-1.14	0.66	0.63	12.90	12.90	61.68
PBHC Pathfinder Bancorp Inc. (MHC)	14.41	2,618	37.7	16.50	11.05	14.41	0.00	29.24	6.74	0.95	NA	NA	NA	192.42
PSBH PSB Holdings Inc. (MHC)	6.40	6,542	41.9	7.25	5.40	6.40	0.00	18.08	0.31	0.18	0.20	7.68	6.61	69.45
TFSL TFS Financial Corp (MHC)	11.76	307,148	3,612.1	12.49	10.08	11.57	1.64	11.68	-2.93	0.19	NA	6.06	6.03	37.06
Under Acquisition														
HCBK Hudson City Bancorp Inc.	9.22	528,419	4,872.0	9.79	7.67	9.27	-0.54	7.84	-2.23	0.37	0.33	8.98	8.69	73.06
JFBI Jefferson Bancshares Inc.	7.81	6,595	51.5	7.82	4.84	7.76	0.64	55.89	21.65	0.30	0.34	8.12	7.97	75.48
RCKB Rockville Financial Inc.	13.15	25,979	341.6	15.42	12.27	13.02	1.00	3.06	-7.46	0.54	0.61	NA	NA	88.60
UBNK United Financial Bancorp	17.59	19,784	348.0	20.47	14.25	17.48	0.63	18.45	-6.88	0.87	0.95	15.31	13.07	125.44

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As of February 21, 2014

		Key Financial Ratios						Asset Quality Ratios		Pricing Ratios					Dividend Data (6)		
		Equity/ Assets(1)	Tang Equity/ Assets(1)	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs/ Assets	Rsvs/ NPLs	Price/ Earnings	Price/ Book	Price/ Assets	Price/ Tang Book	Price/ Core Earnings	Div/ Share	Dividend Yield	Payout Ratio (7)
Financial Institution		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
ALLB	Alliance Bancorp of Penn	16.60	16.60	0.42	2.37	0.42	2.37	NA	NA	40.45	97.24	16.14	97.24	40.45	0.20	1.30	52.63
ANCB	Anchor Bancorp	13.33	13.33	-0.23	-1.93	-0.22	-1.87	6.22	22.12	NM	90.54	12.07	90.54	NM	NA	NA	NM
ASBB	ASB Bncp Inc	13.79	13.79	0.19	1.37	0.16	1.13	2.82	113.25	56.45	87.25	12.03	87.25	68.40	NA	NA	NM
AF	Astoria Financial Corp.	9.62	8.55	0.41	4.69	0.40	4.60	NA	NA	21.80	93.03	8.25	107.33	22.30	0.16	1.22	26.67
AFCB	Athens Bancshares Corporation	13.94	13.89	0.78	5.23	0.80	5.34	2.69	59.04	17.48	90.85	12.67	91.28	17.12	0.20	1.01	17.70
ACFC	Atlantic Coast Financial Corp.	8.93	8.93	-1.55	-30.45	NA	NA	4.14	27.58	NM	NA	NA	NA	NA	0.00	0.00	NM
BKMU	Bank Mutual Corp.	12.10	12.09	0.46	3.91	0.46	3.95	NA	NA	27.57	104.76	12.56	104.86	27.21	0.12	1.89	47.83
BFIN	BankFinancial Corp	12.08	11.93	0.23	1.89	0.25	2.11	NA	NA	63.06	121.27	14.65	122.98	56.35	0.04	0.40	25.00
BHLB	Berkshire Hills Bancorp Inc.	11.95	7.54	0.78	6.10	0.95	7.50	NA	NA	15.04	91.64	10.95	152.53	12.23	0.72	2.90	43.64
BOFI	BofI Holding Inc.	8.73	8.73	1.54	17.05	1.60	17.72	0.54	84.44	26.34	395.90	34.07	395.90	25.34	NA	NA	NM
BYFC	Broadway Financial Corp.	7.40	7.40	-0.25	-4.91	-0.47	-9.19	13.29	26.28	NM	57.81	2.02	57.81	NM	0.04	0.00	NM
BLMT	BSB Bancorp Inc.	12.37	12.37	0.21	1.51	0.21	1.49	NA	NA	NM	NA	NA	NA	78.01	NA	NA	NM
CBNJ	Cape Bancorp Inc.	12.85	NA	0.53	3.80	0.58	4.18	NA	NA	22.74	89.83	11.54	NA	20.70	0.24	2.29	58.70
CFFN	Capitol Federal Financial Inc	17.23	17.23	0.76	4.25	0.76	4.25	NA	NA	25.02	112.73	19.42	112.73	25.02	0.30	2.50	152.08
CARV	Carver Bancorp Inc.	7.90	7.90	0.26	2.82	0.15	1.68	5.49	25.04	41.61	NM	9.32	NM	77.20	0.00	0.00	NM
CFBK	Central Federal Corp.	8.77	8.76	-0.96	-9.52	-0.94	-9.40	4.30	66.31	NM	103.76	9.10	103.85	NM	0.00	0.00	NM
CHFN	Charter Financial Corp.	25.30	24.95	0.51	2.29	0.53	2.41	1.35	87.95	42.68	89.83	22.72	91.51	40.65	0.20	1.87	180.00
CHEV	Cheviot Financial	15.49	13.90	0.24	1.46	0.29	1.77	NA	NA	50.16	79.18	12.26	89.91	41.47	0.36	3.42	171.43
CBNK	Chicopee Bancorp Inc.	15.69	15.69	0.43	2.79	0.45	2.88	NA	NA	35.32	104.09	16.33	104.09	34.26	0.28	1.59	44.00
CZWI	Citizens Community Bncp	9.80	9.77	0.20	2.00	0.28	2.79	1.81	74.14	39.29	78.57	7.70	78.86	28.17	0.02	0.24	9.52
CMSB	CMS Bancorp Inc.	8.66	8.66	0.37	4.29	0.30	3.42	NA	NA	18.08	82.35	6.70	82.35	22.99	NA	NA	NM
CWAY	Coastway Bncp, Inc.	7.24	7.24	NA	NA	NA	NA	3.90	16.62	NA	NA	NA	NA	NA	NA	NA	NA
COBK	Colonial Financial Services	10.08	10.08	-0.54	-5.07	-0.66	-6.14	5.37	20.29	NM	75.40	7.60	75.40	NM	NA	NA	NM
DCOM	Dime Community Bancshares Inc.	10.80	9.55	1.09	10.58	1.09	10.56	0.80	64.66	13.10	135.91	14.68	155.84	13.12	0.56	3.48	45.53
EBMT	Eagle Bancorp Montana, Inc.	9.25	7.84	0.53	5.36	0.44	4.46	0.25	245.94	15.84	89.68	8.29	107.36	19.09	0.29	2.65	42.03
ESBF	ESB Financial Corp.	9.75	NA	0.83	8.38	NA	NA	NA	NA	14.77	NA	NA	NA	NA	0.40	3.11	44.06
ESSA	ESSA Bancorp Inc.	12.29	11.57	0.58	4.68	0.60	4.87	2.30	29.25	15.37	77.06	9.47	82.54	14.70	0.20	1.86	28.57
EVER	EverBank Financial	9.19	8.92	0.75	8.87	0.89	10.41	1.09	39.12	17.48	148.63	12.50	154.15	14.72	0.12	0.67	10.78
FFCO	FedFirst Financial Corp.	16.25	15.96	0.73	4.29	0.71	NA	NA	NA	21.98	NA	NA	NA	22.40	0.24	1.20	51.65
FCAP	First Capital Inc.	NA	NA	1.12	NA	NA	NA	1.66	71.15	11.26	NA	NA	NA	NA	0.84	4.10	44.51
FCLF	First Clover Leaf Fin Corp.	11.37	9.73	0.66	5.11	0.65	5.03	2.22	66.18	16.93	87.13	9.91	103.67	17.16	0.24	2.63	44.44
FBNK	First Connecticut Bancorp, Inc	10.99	10.99	0.19	1.52	0.18	1.42	NA	NA	67.57	110.33	12.12	110.33	72.40	0.12	0.77	52.17
FDEF	First Defiance Financial	12.73	10.00	1.08	8.39	1.13	8.75	2.87	44.97	12.42	97.14	12.37	127.64	11.90	0.60	2.21	20.55
FFBH	First Federal Bancshares of AR	13.49	13.49	0.01	0.04	-0.01	-0.05	4.37	98.07	NM	243.35	32.84	243.35	NM	0.20	0.00	NM
FFNM	First Fed of Northern MI Bncp	11.15	11.12	-0.27	-2.35	-0.23	-2.03	2.86	46.16	NM	60.59	6.76	60.76	NM	0.08	1.60	NM
FFNW	First Financial Northwest Inc	20.02	20.02	2.71	13.10	2.72	13.15	8.21	20.25	7.02	91.76	18.37	91.76	6.99	0.16	1.55	8.16
FSFG	First Savings Financial Group	12.00	10.71	0.71	5.64	0.75	5.91	2.29	40.56	11.46	79.37	7.74	93.58	10.92	0.40	1.75	20.00
FBC	Flagstar Bancorp Inc.	15.16	15.16	2.13	21.56	2.46	24.98	6.02	39.10	4.87	102.96	13.06	102.96	4.19	0.00	0.00	NM
FXCB	Fox Chase Bancorp Inc.	15.53	15.53	0.51	3.13	0.48	2.93	1.95	74.07	35.44	119.12	18.51	119.12	37.80	0.40	2.35	100.00
FRNK	Franklin Financial Corp.	22.51	22.51	0.91	3.98	0.75	3.32	5.59	24.05	23.88	99.25	22.34	99.25	28.68	NA	NA	NM
FSBW	FS Bancorp Inc.	14.87	14.87	1.01	6.42	0.94	5.97	NA	265.90	13.02	87.36	12.99	87.36	14.02	0.20	1.19	15.50
GTWN	Georgetown Bancorp Inc.	11.00	11.00	0.32	2.47	0.32	2.47	NA	NA	36.54	94.80	10.43	94.80	36.54	0.16	1.07	39.02
HBK	Hamilton Bancorp Inc	20.46	19.70	-0.38	-1.86	-0.44	-2.14	2.15	46.81	NM	80.06	16.38	83.94	NM	NA	NA	NM
HBNK	Hampden Bancorp Inc.	12.19	12.19	0.55	4.31	0.54	4.23	1.32	69.86	23.93	107.02	13.04	107.02	24.42	0.24	1.50	34.33
HBOS	Heritage Financial Group Inc.	9.06	8.78	0.87	9.37	0.79	8.43	0.96	78.43	12.41	116.64	10.56	120.75	13.80	0.28	1.50	4.67
HFFC	HF Financial Corp.	7.79	7.43	0.48	6.06	0.45	5.64	1.81	47.44	15.77	95.69	7.45	100.72	16.94	0.45	3.40	53.57
HIFS	Hingham Instit. for Savings	7.61	7.61	1.07	13.52	1.07	13.52	NA	NA	12.49	161.77	12.31	161.77	12.49	1.08	1.38	21.34
HMNF	HMN Financial Inc.	13.21	13.21	4.55	42.22	NA	NA	NA	NA	2.19	92.75	8.89	92.75	NA	0.00	0.00	NM
HBCP	Home Bancorp Inc.	14.42	NA	0.76	5.14	0.75	5.09	2.19	34.41	19.44	103.11	14.87	NA	19.68	NA	NA	NM
HFBL	Home Fed Bncp Inc. LA	14.46	14.46	0.94	6.18	0.93	6.12	NA	639.78	14.39	95.62	13.82	95.62	14.52	0.24	1.37	19.67
HMST	HomeStreet Inc.	8.67	8.28	0.88	9.56	0.94	10.28	4.00	21.77	11.34	101.63	8.81	106.88	10.54	0.44	0.00	27.33
HTBI	HomeTrust Bancshares Inc.	21.98	NA	0.73	3.21	0.77	3.40	4.97	38.14	26.12	86.57	19.03	NA	24.60	NA	NA	NM
IROQ	IF Bancorp Inc.	13.89	13.89	0.64	4.22	0.63	4.18	0.97	74.32	19.60	92.96	12.91	92.96	19.77	0.10	0.61	11.90
JXSB	Jacksonville Bancorp	12.91	12.16	1.02	7.52	0.85	6.27	NA	NA	11.56	89.09	11.50	95.42	13.87	0.32	1.60	17.63
LPSB	LaPorte Bancorp Inc	15.25	NA	0.83	4.81	0.73	4.25	NA	NA	15.70	79.88	12.18	NA	17.76	0.16	1.48	23.19
LABC	Louisiana Bancorp Inc.	18.29	18.29	0.86	4.81	0.80	4.47	NA	NA	18.44	94.62	17.31	94.62	19.86	0.20	1.05	4.85
LSBI	LSB Financial Corp.	11.33	11.33	0.75	6.85	0.75	6.85	1.51	123.45	16.66	111.06	12.58	111.06	16.66	0.28	0.98	11.05
MCBK	Madison County Financial Inc.	22.89	22.56	1.07	4.97	NA	NA	0.14	NM	NA	85.60	19.59	87.22	NA	0.28	1.65	NA
MLVF	Malvern Bancorp Inc	12.58	12.56	-2.99	-21.51	-2.88	-20.74	1.18	106.39	NM	93.61	11.76	93.61	NM	0.11	0.00	NM
CASH	Meta Financial Group Inc.	7.89	7.77	0.81	9.96	0.81	9.85	0.31	78.72	16.68	175.22	13.83	178.25	16.91	0.52	1.27	21.14
NASB	NASB Financial Inc.	16.25	16.09	1.83	11.13	1.85	11.25	5.86	36.30	9.18	102.00	16.58	103.21	9.09	0.90	0.00	22.14
NVSL	Naugatuck Valley Finl	12.20	12.20	-2.33	-18.33	-2.33	-18.33	3.69	63.49	NM	84.22	10.27	84.22	NM	0.00	0.00	NM
NHTB	New Hampshire Thrift Bncshrs	10.49	6.94	0.67	6.34	0.67	6.34	NA	NA	13.55	97.88	8.83	171.90	13.56	0.52	3.46	46.85
NYCB	New York Community Bancorp	12.29	7.42	1.07	8.46	1.06	8.40	NA	NA	14.57	120.97	14.86	211.32	14.68	1.00	6.35	92.59
NFBK	Northfield Bancorp Inc.	26.50	NA	0.70	2.70	NA	NA	1.65	59.23	37.00	101.76	26.96	NA	NA	0.24	1.91	144.12
NWBI	Northwest Bancshares, Inc.	14.71	12.75	0.84	5.88	0.81	5.64	2.23	45.30	19.38	114.97	16.91	135.65	20.21	0.52	3.67	100.00
OBAF	OBA Financial Services Inc	18.76	18.76	0.28	1.49	0.28	1.49	1.30	69.92	66.43	103.86	19.48	103.86	66.43	NA	NA	NM
OSHC	Ocean Shore Holding Co.	10.41	9.95	0.51	5.04	NA	NA	NA	NA	17.21	90.60	9.43	95.32	NA	0.24	1.72	29.63
OCFC	OceanFirst Financial Corp.	9.53	9.53	0.71	7.51	0.85	8.99	3.16	31.32	18.29	140.98	13.43	140.98	15.27	0.48	2.76	50.53
OABC	OmniAmerican Bancorp Inc.	14.24	14.24	0.46	2.90	0.36	2.25	1.13	44.63	38.98	121.31	17.28	121.31	50.04	0.20	0.92	8.93
ONFC	Oneida Financial Corp.	12.22	8.96	0.86	6.59	0.91	7.05	NA	NA	14.37	96.91	11.83	137.12	13.55	0.48	3.84	55.17
ORIT	Oritani Financial Corp.	17.67	17.67	1.49	8.07	1.45	7.88	0.88	139.90	15.82	134.97	23.84	134.97	16.21	0.70	4.56	97.94
PEOP	Peoples Federal Bancshares Inc	17.88	17.88	0.37	2.01	0.37	2.01	0.47	144.93	51.69	110.61	19.77	110.61	51.69	0.16	0.88	117.14
PBCT	People's United Financial Inc.	13.72	7.81	0.75	4.89	0.81	5.26	NA	NA	19.00	94.74	12.99	177.77	17.66	0.65	4.62	87.84
PBSK	Poage Bankshares Inc.	19.90	19.90	0.70	3.62	0.54	2.80	0.38	277.02	20.32	81.13	16.14	81.13	26.31	0.20	1.43	26.09
PBCP	Polonia Bncp, Inc.	14.27	14.27	-0.18	-1.21	-0.18	-1.21	NA	NA	NM	81.79	11.67	81.79	NM	NA	NA	NM
PROV	Provident Financial Holdings	13.44	13.44	1.11	8.44	1.11	8.44	1.84	62.99	12.27	98.36	13.22	98.36	12.27	0.40	2.63	29.84
PFS	Provident Financial Services	13.50	NA	0.97	7.08	0.95	6.95	NA	NA	13.87	101.13	13.65	NA	14.14	0.60	3.52	47.15
PBIP	Prudential Bancorp Inc.	24.84	24.84	0.36	2.40	0.25	1.69	1.30	36.70	54.46	79.22	19.68	79.22	77.16	0.00	0.00	NM
PULB	Pulaski Financial Corp.	9.04	8.76	0.72	7.58	0.72	7.59	4.33	35.13	14.63	113.26	8.83	117.94	14.65	0.38	3.71	54.29
RVSB	Riverview Bancorp Inc.	10.15	7.20	0.56	5.42	0.55	5.44	4.48	58.35	17.00	94.02	9.50	137.27	17.18	0.00	0.00	NM
SVBI	Severn Bancorp Inc.	10.35	10.31	-3.03	-25.00	-3.02	-24.91	6.82	25.74	NM	78.92	5.73	79.39	NA	0.00	0.00	NM
SIFI	SI Financial Group Inc.	11.16	9.82	-0.12	-0.87	0.13	0.99	1.11	46.40	NM	97.95	10.93	112.99	79.01	0.12	1.03	NM
SMPL	Simplicity Bancorp Inc	16.50	16.12	0.72	4.28	0.72	4.28	2.50	23.92	20.36	90.98	15.01	93.60	20.36	0.32	1.96	40.00
SPBC	SP Bancorp Inc.	10.80	10.80	0.48	4.28	0.48	4.31	1.39	54.92	21.03	93.85	10.14	93.85	20.89	NA	NA	NM
SIBC	State Investors Bancorp Inc.	16.07	16.07	0.20	1.19	0.20	1.19	NA	NA	NM	89.14	14.32	89.14	77.50	NA	NA	NM
TBNK	Territorial Bancorp Inc.	13.12	NA	0.93	6.73	0.79	5.70	NA	NA	15.09	106.51	13.97	NA	17.81	0.56	2.49	42.95
THRD	TF Financial Corp.	11.22	NA	0.85	7.40	0.81	7.07	NA	NA	13.23	101.10	11.35	NA	13.84	0.48	1.60	16.30
TSBK	Timberland Bancorp Inc.	10.86	10.16	0.63	5.19	0.61	5.00	6.45	33.16	19.65	99.80	10.84	107.62	21.98	0.16	1.43	22.81
TRST	TrustCo Bank Corp NY	8.00	7.99	0.90	11.15	0.88	10.86	NA	NA	15.38	169.44	13.56	169.70	15.80	0.26	4.04	62.20
UCBA	United Community Bancorp	14.49	13.96	0.52	3.77	0.48	3.47	3.98	27.42	19.82	77.02	11.16	80.42	21.48	0.24	2.16	75.00
UCFC	United Community Finl Corp.	10.44	10.43	0.57	5.62	0.44	4.34	3.43	41.25	35.80	98.08	10.24	98.17	95.47	0.00	0.00	NM
WSBF	Waterstone Financial Inc.	13.32	13.29	1.88	15.08	1.87	14.99	6.63	29.85	11.73	171.00	22.78	171.49	11.79	NA	NA	NM
WAYN	Wayne Savings Bancshares	9.40	9.01	0.51	5.24	0.53	5.40	NA	NA	16.32	86.66	8.14	90.80	15.86	0.32	2.72	43.06

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As of February 21, 2014

	Key Financial Ratios						Asset Quality Ratios		Pricing Ratios					Dividend Data (6)		
	Equity/ Assets(1)	Tang Equity/ Assets(1)	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs/ Assets	Rsvs/ NPLs	Price/ Earnings	Price/ Book	Price/ Assets	Price/ Tang Book	Price/ Core Earnings	Div/ Share	Dividend Yield	Payout Ratio (7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Financial Institution																
WEBK Wellesley Bancorp	10.20	10.20	0.55	5.09	0.54	4.94	NA	NA	19.48	99.16	10.12	99.16	20.08	NA	NA	NM
WBB Westbury Bancorp Inc.	16.94	16.94	0.03	0.21	0.09	0.60	1.87	42.55	NA	81.64	13.83	81.64	NA	NA	NA	NA
WFD Westfield Financial Inc.	12.07	12.07	0.53	4.04	0.34	2.60	NA	NA	21.59	95.95	11.58	95.95	33.47	0.24	3.27	85.29
WBKC Wolverine Bancorp Inc.	21.66	21.66	0.60	2.73	0.60	2.73	3.59	77.27	29.86	82.08	17.77	82.08	29.86	NA	NA	55.56
WSFS WSFS Financial Corp.	8.48	7.69	1.07	11.60	0.97	10.42	1.06	95.29	13.99	164.41	13.95	183.03	15.64	0.48	0.68	9.49
WVFC WVS Financial Corp.	10.28	10.28	0.29	2.55	0.28	2.50	NA	NA	29.76	72.08	7.41	72.08	30.30	0.16	1.41	42.11
MHCs																
BNCL Beneficial Mutual Bncp (MHC)	13.42	10.89	0.27	2.01	0.27	2.04	NA	NA	NM	NA	NA	NA	70.53	NA	NA	NM
CSBK Clifton Svgs Bncp Inc. (MHC)	17.42	17.42	0.61	3.42	0.58	3.23	NA	NA	52.24	180.56	31.45	180.56	55.51	0.24	1.84	72.00
GCBC Greene County Bncp Inc. (MHC)	8.95	8.95	1.01	11.39	1.01	11.39	1.32	89.20	17.05	185.54	16.60	185.54	17.05	0.70	2.72	46.36
ISBC Investors Bancorp Inc. (MHC)	8.54	NA	0.83	10.00	0.87	10.44	0.95	124.21	25.29	265.00	22.63	NA	24.22	0.20	0.78	19.80
KRNY Kearny Financial Corp. (MHC)	14.25	11.28	0.30	1.95	0.29	1.84	NA	NA	NM	168.86	24.07	220.65	83.52	0.00	0.00	NM
KFFB Kentucky First Federal (MHC)	21.18	17.39	0.76	3.76	0.76	3.76	2.63	21.64	30.52	113.23	23.98	144.52	30.52	0.40	4.52	137.93
LSBK Lake Shore Bancorp Inc. (MHC)	13.54	13.54	0.77	5.65	0.77	5.63	NA	NA	19.22	112.90	15.28	112.90	19.30	0.28	2.24	53.85
MGYR Magyar Bancorp Inc. (MHC)	8.47	8.47	0.02	0.25	0.01	0.12	NA	NA	NM	98.50	8.34	98.50	NM	NA	NA	NM
EBSB Meridian Interstate Bncp (MHC)	9.29	8.83	0.62	6.39	0.37	3.79	NA	NA	34.97	218.63	20.31	231.34	58.87	NA	NA	NM
MSBF MSB Financial Corp. (MHC)	11.57	11.57	0.22	1.98	0.22	1.98	6.21	17.56	50.04	99.89	11.56	99.89	50.04	0.00	0.00	NM
NECB NorthEast Community Bncp (MHC)	24.16	23.96	-0.24	-1.01	-0.15	-0.61	5.07	22.13	NM	87.01	21.02	87.94	NM	0.12	1.67	NM
OFED Oconee Federal Financial Corp.	20.91	20.91	1.04	4.98	1.00	4.76	0.90	32.92	26.36	134.88	28.21	134.88	27.62	0.40	2.30	60.61
PBHC Pathfinder Bancorp Inc. (MHC)	8.48	7.78	0.48	5.85	NA	NA	NA	NA	15.17	NA	NA	NA	NA	0.12	0.83	12.63
PSBH PSB Holdings Inc. (MHC)	11.05	9.67	0.25	2.24	0.27	2.45	NA	NA	35.56	83.38	9.22	96.82	32.54	0.16	0.00	NM
TFSL TFS Financial Corp (MHC)	16.36	16.29	0.54	3.29	NA	NA	2.47	32.92	61.89	193.93	31.73	194.95	NA	0.00	0.00	NM
Under Acquisition																
HCBK Hudson City Bancorp Inc.	12.28	11.93	0.47	3.91	0.42	3.54	2.93	25.99	24.92	102.73	12.62	106.16	27.55	0.16	1.74	43.24
JFBI Jefferson Bancshares Inc.	10.76	10.58	0.38	3.55	0.42	3.98	3.07	44.31	26.03	96.20	10.35	97.99	23.18	0.00	0.00	NM
RCKB Rockville Financial Inc.	13.01	12.97	0.67	4.67	0.76	5.30	NA	NA	24.35	NA	NA	NA	21.48	0.40	3.04	74.07
UBNK United Financial Bancorp	12.20	10.61	0.71	5.72	0.78	6.24	NA	NA	20.22	114.91	14.02	134.54	18.55	0.44	2.50	50.57

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-2
Sunshine Bancorp, Inc.
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
	Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
	Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
	Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012:	Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
	Quarter 2	12880.1	1362.2	2935.1	511.6	257.3
	Quarter 3	13437.1	1440.7	3116.2	557.6	276.8
	Quarter 4	13104.1	1426.2	3019.5	565.8	292.7
2013:	Quarter 1	14578.5	1569.2	3267.5	602.3	318.9
	Quarter 2	14909.6	1606.3	3404.3	625.3	346.7
	Quarter 3	15129.7	1681.6	3771.5	650.8	354.4
	Quarter 4	16576.7	1848.4	4176.6	706.5	394.4
2014:						
As of Feb. 14, 2014		16103.3	1836.3	4263.4	687.5	386.8

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Sunshine Bancorp, Inc.
Historical Thrift Stock Indices

Index Values

Industry: Savings Bank/Thrift/Mutual
Geography: United States and Canada

	Close	Last Update	Change (%)							Price / Earnings (x)
			1 Day	1 Week	MTD	QTD	YTD	1 Year	3 Years	
SNL Custom Indexes**										
SNL Banking Indexes										
SNL U.S. Bank and Thrift	370.75	2/21/2014	0.25	(1.37)	0.73	(1.96)	(1.96)	25.22	24.29	14.3
SNL U.S. Thrift	687.49	2/21/2014	0.61	0.35	0.29	(2.69)	(2.69)	17.79	13.52	19.1
SNL TARP Participants	71.26	2/21/2014	1.21	(1.91)	0.34	(8.88)	(8.88)	10.19	10.67	5.6
S&P 500 Bank	209.79	2/21/2014	0.15	(1.17)	0.81	0.28	0.28	26.85	34.30	NA
NASDAQ Bank	2,498.68	2/21/2014	0.63	(0.83)	0.25	(3.97)	(3.97)	25.18	32.31	NA
S&P 500 Thrifts & Mortgage Finance	4.04	2/21/2014	0.74	(0.62)	0.43	(4.70)	(4.70)	8.48	(8.13)	NA
SNL Asset Size Indexes										
SNL U.S. Thrift < $250M	882.48	2/21/2014	0.20	(0.99)	(4.57)	(6.86)	(6.86)	0.32	13.95	NA
SNL U.S. Thrift $250M-$500M	3,980.05	2/21/2014	0.25	(0.20)	0.81	0.85	0.85	15.15	41.69	20.7
SNL U.S. Thrift < $500M	1,359.17	2/21/2014	0.25	(0.20)	0.76	0.66	0.66	14.26	39.85	20.7
SNL U.S. Thrift $500M-$1B	1,716.83	2/21/2014	0.14	0.95	2.20	3.19	3.19	13.28	33.78	15.9
SNL U.S. Thrift $1B-$5B	2,205.37	2/21/2014	0.26	1.03	0.74	(0.96)	(0.96)	20.89	39.76	18.9
SNL U.S. Thrift $5B-$10B	794.75	2/21/2014	0.68	0.04	0.51	(3.59)	(3.59)	9.85	8.06	16.7
SNL U.S. Thrift > $10B	138.70	2/21/2014	0.84	0.04	(0.20)	(4.04)	(4.04)	18.24	0.30	19.9
SNL Market Cap Indexes										
SNL Micro Cap U.S. Thrift	685.09	2/21/2014	0.14	0.44	0.90	0.70	0.70	13.72	46.58	16.4
SNL Micro Cap U.S. Bank & Thrift	469.18	2/21/2014	0.06	0.35	0.87	1.79	1.79	18.87	45.91	14.3
SNL Small Cap U.S. Thrift	491.83	2/21/2014	0.46	0.66	0.32	(2.85)	(2.85)	21.55	22.21	18.2
SNL Small Cap U.S. Bank & Thrift	422.50	2/21/2014	0.72	(0.10)	0.11	(4.90)	(4.90)	22.49	31.57	16.6
SNL Mid Cap U.S. Thrift	268.33	2/21/2014	0.68	0.20	0.87	(2.60)	(2.60)	18.68	13.70	21.2
SNL Mid Cap U.S. Bank & Thrift	286.63	2/21/2014	0.72	(1.40)	(0.68)	(6.37)	(6.37)	23.78	22.86	18.1
SNL Large Cap U.S. Thrift	141.94	2/21/2014	1.03	(0.06)	(2.78)	(6.45)	(6.45)	11.74	(21.07)	14.6
SNL Large Cap U.S. Bank & Thrift	244.75	2/21/2014	0.16	(1.47)	0.95	(1.17)	(1.17)	25.62	23.08	13.7
SNL Geographic Indexes										
SNL Mid-Atlantic U.S. Thrift	2,764.54	2/21/2014	0.78	(0.10)	(0.21)	(3.51)	(3.51)	18.86	4.49	19.3
SNL Midwest U.S. Thrift	2,131.19	2/21/2014	0.40	0.75	1.39	(0.82)	(0.82)	16.31	19.57	16.6
SNL New England U.S. Thrift	1,876.06	2/21/2014	0.51	(0.04)	(0.07)	(4.99)	(4.99)	10.16	10.76	20.1
SNL Southeast U.S. Thrift	336.48	2/21/2014	0.80	2.47	0.18	(1.92)	(1.92)	14.43	39.18	19.0
SNL Southwest U.S. Thrift	522.23	2/21/2014	(0.29)	(0.17)	(0.25)	3.60	3.60	(4.51)	36.29	18.7
SNL Western U.S. Thrift	97.69	2/21/2014	(0.18)	1.85	2.90	4.58	4.58	45.21	68.45	20.1
SNL Stock Exchange Indexes										
SNL U.S. Thrift NYSE	131.96	2/21/2014	1.02	0.62	(1.46)	(5.22)	(5.22)	21.69	(3.16)	14.9
SNL U.S. Thrift NASDAQ	1,875.68	2/21/2014	0.47	0.25	0.92	(1.75)	(1.75)	16.39	20.15	21.1
SNL U.S. Thrift Pink	195.31	2/21/2014	0.00	(1.06)	(0.68)	0.27	0.27	13.07	31.53	14.4
SNL Other Indexes										
SNL U.S. Thrift MHCs	4,170.48	2/21/2014	0.64	0.76	1.92	0.74	0.74	25.99	42.18	26.2
Broad Market Indexes										
DJIA	16,103.30	2/21/2014	(0.19)	(0.32)	2.58	(2.86)	(2.86)	16.01	29.96	NA
S&P 500	1,836.25	2/21/2014	(0.19)	(0.13)	3.01	(0.66)	(0.66)	22.22	36.73	NA

S&P Mid-Cap	1,356.56	2/21/2014	0.08	0.72	3.31	1.04	1.04	24.08	38.12	NA
S&P Small-Cap	655.18	2/21/2014	(0.01)	1.01	2.45	(1.56)	(1.56)	29.07	48.47	NA
S&P 500 Financials	288.72	2/21/2014	0.03	(0.86)	1.76	(2.03)	(2.03)	22.46	24.90	NA
SNL All Financial Institutions	638.30	2/21/2014	0.16	(0.63)	1.35	(3.19)	(3.19)	26.35	30.88	14.7
MSCI US IMI Financials	1,075.98	2/20/2014	0.29	(0.49)	1.70	(1.55)	(1.55)	18.81	23.51	NA
NASDAQ	4,263.41	2/21/2014	(0.10)	0.46	3.89	2.08	2.08	36.15	50.44	NA
NASDAQ Finl	2,962.81	2/21/2014	0.21	(0.96)	1.02	(3.50)	(3.50)	22.04	27.77	NA
NASDAQ OMX Govt Relief	1,246.06	2/21/2014	0.00	0.00	0.00	0.00	0.00	0.00	(5.87)	NA
NYSE	10,321.37	2/21/2014	0.04	0.38	3.55	(0.76)	(0.76)	17.15	21.32	NA
Russell 1000	1,029.94	2/20/2014	0.64	0.64	3.36	(0.04)	(0.04)	22.71	38.19	NA
Russell 2000	1,162.12	2/20/2014	1.14	1.25	2.76	(0.13)	(0.13)	27.22	39.21	NA
Russell 3000	1,107.76	2/20/2014	0.68	0.69	3.31	(0.05)	(0.05)	23.06	38.25	NA
S&P TSX Composite	14,205.72	2/21/2014	(0.03)	1.07	3.73	4.29	4.29	12.39	0.58	NA
MSCI AC World (USD)	405.18	2/20/2014	(0.04)	0.75	3.38	(0.82)	(0.82)	13.79	16.49	NA
MSCI World (USD)	1,656.02	2/20/2014	0.06	0.78	3.60	(0.30)	(0.30)	17.45	21.53	NA

Intraday data is available for certain exchanges. In all cases, the data is at least 15 minutes delayed.

** - Non-publicly traded institutions and institutions outside of your current subscription are not included in custom indexes. Custom indexes including foreign institutions do not take into account currency translations. Data is as of the previous close.

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportional to that institution's market capitalization.

Source: MSCI. MSCI makes no express or implied warranties or representations and shall have no liability whatsoever with respect to any MSCI data contained herein. The MSCI data may not be further redistributed or used as a basis for other indices or any securities or financial products.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR   Midwest: IA, IN, IL, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI

New England: CT, ME, MA, NH, RI, VT   Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV

Southwest: CO, LA, NM, OK, TX, UT   West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4
Sunshine Bancorp, Inc.
Market Area Acquisition Activity

Exhibit IV-4
Florida Thrift Acquisitions 2008-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	LTM ROAA (%)	LTM ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
11/1/2011	7/31/2012	BB&T Corp.	NC	BankAtlantic	FL	3,707,048	8.26	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
2/11/2011	5/31/2011	CBM Florida Holding Co.	FL	First Community Bk of America	FL	470,613	5.74	5.74	-3.48	-50.18	9.75	22.15	10.0	NA	37.0	37.0	NM	2.12	-5.46
5/23/2011	11/1/2011	CenterState Banks	FL	Federal Trust Corp.	FL	355,538	26.44	25.88	-29.12	-103.18	11.31	266.70	NA	NA	NA	NA	NA	NA	NA
4/9/2009	11/1/2009	First America Holdings Corp.	FL	MRCB Holdings Inc.	FL	156,566	6.21	6.21	-0.76	-10.95	3.08	19.95	6.3	NA	NM	NM	NM	NA	NM
11/14/2008	6/24/2009	Hartford Financial Services	CT	Federal Trust Corp.	FL	628,033	3.48	3.48	-3.82	-62.64	10.98	29.17	9.4	1.00	43.1	43.1	NM	1.50	-4.28
9/17/2009	9/17/2009	Investor group		Gibraltar Private Bk & Tr Co.	FL	1,522,104	8.24	7.19	-9.59	-104.98	3.07	58.10	93.0	NA	74.2	86.0	NM	6.11	-1.58
				Averages:		1,139,984	9.73	9.70	-9.35	-66.39	7.64	79.21	29.7	1.00	51.43	55.36	NM	3.24	-3.77
				Medians:		549,323	7.23	6.21	-3.82	-62.64	9.75	29.17	9.7	1.00	43.10	43.10	NM	2.12	-4.28

Source: SNL Financial, LC.

EXHIBIT IV-5
Sunshine Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
Sunshine Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors

J. Coleman Davis is retired. For more than 40 years, Mr. Davis operated several retail furniture, appliance and electronics stores that financed the majority of customer purchases in-house. The last 17 years he owned and operated up to four stores before his retirement. As a result, Mr. Davis has extensive experience in lending, credit approval, and collections, which provides a valuable resource to the board of directors. Mr. Davis is a Trustee of the South Florida Baptist Hospital, a member of the Board of the South Florida Baptist Hospital Foundation, a member of the Plant City Lions Club, and a member of the Plant City Chamber of Commerce.

J. Floyd Hall is our President, Chief Executive Officer and a member of the board of directors. He has been President and Chief Executive Officer of Sunshine State Bank since 1986. Mr. Hall also serves as Treasurer and Director of the Florida Strawberry Festival and Trustee of the South Florida Baptist Hospital. Mr. Hall holds a degree in accounting from the University of Central Florida. Mr. Hall provides the board of directors with 35 years of banking experience in the Florida market.

Winfred Harrell is the owner and president of Harrell's Nursery, Inc. and Harrell's Liner Farm, Inc. and has operated these companies for more than 50 years. Mr. Harrell's experience managing a local business provides the board of directors with insight into economic and business trends in Sunshine State Bank's market area. Mr. Harrell also serves as a Trustee of South Florida Baptist Hospital.

W.D. McGinnes, Jr. is retired. For more than 35 years, Mr. McGinnes worked in the building material supply industry, serving as President of his family-owned corporation which he sold in 2000. Mr. McGinnes' business background brings financial and local market knowledge to the board of directors. Mr. McGinnes serves as a Deacon of the First Baptist Church of Plant City, Chairman of the Board of Trustees of the South Florida Baptist Hospital, member of the board of directors of the South Florida Baptist Hospital Foundation and member of the board of directors of the Florida Strawberry Festival.

D. William Morrow is President and Chief Executive Officer of Morrow Steel, a position he has held since 1995. Mr. Morrow has more than 40 years of experience in the construction industry and currently serves as a Trustee for Tampa Iron Workers Pension and Annuity Fund. Mr. Morrow also serves both as a Regional and National Trustee for IMPACT, an iron worker international labor and management organization. Mr. Morrow's experience in the steel industry provides the board of directors with business and financial expertise. Mr. Morrow also serves as a Deacon of the First Baptist Church of Plant City and is a member of the board of directors of the South Florida Baptist Hospital Foundation.

Joe E. Newsome is retired. Mr. Newsome was a local pharmacist and store owner. He served on the Hillsborough County School Board for 25 years. He currently serves as a Trustee of the South Florida Baptist Hospital, a Director of the Florida Strawberry Festival, and a Deacon of the First Baptist Church of Plant City. Mr. Newsome's long standing ties to the local community provide the board of directors with valuable insight on Sunshine State Bank's local market area.

Ray H. Rollyson, Jr. is an advisor and insurance agent with V&R Insurance, Inc. Mr. Rollyson's experience in the insurance industry provides the board of directors with knowledge of the local business community. Mr. Rollyson is also actively involved in the Sunshine State Bank community and has been associated with the Florida Strawberry Festival for many years. Mr. Rollyson became Chairman of the Board in 2007.

Marion M. Smith is President of the Greater Plant City Chamber of Commerce, a position she has served in since 2001. Previously, Ms. Smith was a partner and managed an automotive sales company in Sunshine State Bank's market area for approximately18 years. Ms. Smith's experience working with the Chamber of Commerce provides the board of directors with insights into issues facing local businesses.

Exhibit IV-5 (Continuous)
Sunshine Bancorp, Inc.
Director and Senior Management Summary Resumes

Edward Verner has over 25 years of experience in regional real estate and asset investing, management and development. In 2000, he became the Founder, Owner and Vice President of City Properties Company, a real estate property management business handling residential, commercial, light industrial and agricultural investments. As a former director of Hillsborough Community College and South Florida Baptist Hospital Foundations, a member and past Chairman of the Plant City Chamber of Commerce, a member of the First Baptist Church of Dover and involvement with other local charity, historical and educational activities, Mr. Verner provides the board of directors with long-standing knowledge of the local real estate market and the local community.

Executive Officers Who Are Not Directors

Vickie J. Houllis, CPA is our Senior Vice President and Chief Financial Officer, a position she has held since November 2008. From 2002 through 2008, Ms. Houllis served as the Senior Vice President and Chief Financial Officer of The Palm Bank. Ms. Houllis has more than 24 years of experience managing the accounting, financial reporting, and regulatory compliance of financial institutions. Ms. Houllis also serves as a director on the Greater Plant City Chamber of Commerce.

Paul J. Hackney is our Senior Vice President and Chief Lending Officer. Mr. Hackney joined Sunshine State Bank in 1988 as an Assistant Vice President of the Loan Department. He was promoted to Vice President in 1989 and to Senior Vice President and Chief Lending Officer in 1999.

Lea M. Sacco is our Senior Vice President, Branch Administration, a position she has held since 1999. Ms. Sacco has been employed with Sunshine State Bank for more than 40 years. Ms. Sacco is also active with the Plant City Chamber of Commerce.

Source: Sunshine Bancorp, Inc. Preliminary Prospectus.

EXHIBIT IV-6
Sunshine Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Sunshine Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Sunshine State Bank Historical at December 31, 2013		Pro Forma at December 31, 2013, Based Upon the Sale in the Offering of (1)							
			2,720,000 shares		3,200,000 shares		3,680,000 shares		4,232,000 shares (2)	
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
					(Dollars in thousands)					
Equity	$26,552	13.66%	$ 37,355	18.01%	$ 39,349	18.76%	$ 41,343	19.49%	$ 43,636	20.30%
Tier 1 leverage capital	$25,392	13.14%	$ 36,195	17.55%	$ 38,189	18.30%	$ 40,183	19.04%	$ 42,476	19.87%
Tier 1 leverage capital requirement (4)	9,664	5.00%	10,313	5.00%	10,432	5.00%	10,551	5.00%	10,688	5.00%
Excess	$15,728	8.14%	$ 25,882	12.55%	$ 27,757	13.30%	$ 29,632	14.04%	$ 31,788	14.87%
Tier 1 risk-based capital (5)	$25,392	24.00%	$ 36,195	33.39%	$ 38,189	35.08%	$ 40,183	36.75%	$ 42,476	38.65%
Risk-based requirement	6,348	6.00%	6,504	6.00%	6,532	6.00%	6,561	6.00%	6,593	6.00%
Excess	$19,044	18.00%	$ 29,691	27.39%	$ 31,657	29.08%	$ 33,622	30.75%	$ 35,883	32.65%
Total risk-based capital (5)	$26,719	25.26%	$ 37,522	34.62%	$ 39,516	36.30%	$ 41,510	37.96%	$ 43,803	39.86%
Risk-based requirement	10,580	10.00%	10,839	10.00%	10,887	10.00%	10,934	10.00%	10,989	10.00%
Excess	$16,139	15.26%	$ 26,683	24.62%	$ 28,629	26.30%	$ 30,576	27.96%	$ 32,814	29.86%
Reconciliation of capital infused into Sunshine State Bank:										
Proceeds to Sunshine State Bank			$ 12,979		$ 15,357		$ 17,735		$ 20,470	
Less: Common stock acquired by employee stock ownership plan			(2,176)		(2,560)		(2,944)		(3,386)	
Pro forma increase			$ 10,803		$ 12,797		$ 14,791		$ 17,084	

(1) Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock sold in the stock offering with funds we lend and that our stock-based equity plan purchases 4% of the shares sold in the offering for restricted stock awards. Pro forma capital calculated under generally accepted accounting principles ("GAAP") and regulatory capital have been reduced by the amount required to fund these plans. See "Management" for a discussion of the employee stock ownership plan.

(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3) Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) The current core capital requirement is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: Sunshine Bancorp, Inc. Preliminary Prospectus

EXHIBIT IV-7
Sunshine Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Sunshine Bancorp, Inc.
Prices as of February 21, 2014

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Florida Thrifts Mean	Florida Thrifts Median	All Publi[c] Mean
Price-earnings multiple	=	P/E	1,127.13 x	19.68x	19.44x	17.48x	17.48x	16.88x
Price-core earnings multiple	=	P/CE	1,212.55 x	21.11x	19.77x	14.72x	14.72x	18.24x
Price-book ratio	=	P/B	59.88%	88.49%	88.19%	148.63%	148.63%	104.87%
Price-tangible book ratio	=	P/TB	59.88%	90.68%	89.74%	154.15%	154.15%	113.27%
Price-assets ratio	=	P/A	14.46%	14.36%	14.07%	12.50%	12.50%	13.46%

Valuation Parameters

				Adjusted
Pre-Conversion Earnings (Y)	$141,000	(12 Mths 12/13)	ESOP Stock (% of Offering) (E)	8.00%
Pre-Conversion Core Earnings (YC)	$139,000	(12 Mths 12/13)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	$26,552,000		ESOP Amortization (T)	30.00 Years
Pre-Conv. Tang. Book Value (B)	$26,552,000		RRP (% of Offering) (M)	4.00%
Pre-Conversion Assets (A)	$194,439,000		RRP Vesting (N)	5.00 Years
Reinvestment Rate (R)	1.75%		Fixed Expenses	$1,010,000
Tax rate (TAX)	37.60%		Variable Expenses (Blended Commission %)	1.00%
After Tax Reinvest. Rate (R)	1.09%		Percentage Sold (PCT)	100.0000%
Est. Conversion Expenses (1)(X)	4.02%	(1)	MHC net assets (already included in financial data)	$0
Insider Purchases	$1,889,000		Options as (% of Offering) (O1)	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	33.30%
Foundation Cash Contribution (FC)	$ -		Option Vesting Period (O3)	5.00 Years
Foundation Stock Contribution (FS)	$ -		% of Options taxable (O4)	25.00%
Foundation Tax Benefit (FT)	$ -		Michigan business tax (MBT)	$0

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y - MBT - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $32,000,000

2. $$V = \frac{P/Core\ E * (YC - MBT - FC * R)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $32,000,000

3. $$V = \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$$ V= $32,000,000

4. $$V = \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$$ V= $32,000,000

5. $$V = \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$$ V= $32,000,000

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares
Supermaximum	4,232,000	0	4,232,000	0	4,232,000
Maximum	3,680,000	0	3,680,000	0	3,680,000
Midpoint	3,200,000	0	3,200,000	0	3,200,000
Minimum	2,720,000	0	2,720,000	0	2,720,000

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$42,320,000	$0	$42,320,000	$0	$42,320,000
Maximum	$36,800,000	$0	$36,800,000	0	$36,800,000
Midpoint	$32,000,000	$0	$32,000,000	0	$32,000,000
Minimum	$27,200,000	$0	$27,200,000	0	$27,200,000

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8
Sunshine Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sunshine Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value

Fully Converted Value	$27,200,000
Offering Proceeds	$27,200,000
Less: Estimated Offering Expenses	1,241,350
Offering Net Conversion Proceeds	$25,958,650

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$25,958,650
Less: ESOP Stock Purchases (1)	(2,176,000)
Less: RRP Stock Purchases (2)	(1,088,000)
Net Cash Proceeds	$22,694,650
Estimated after-tax net incremental rate of return	1.09%
Earnings Increase	$247,826
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(45,261)
Less: RRP Vesting (3)	(135,782)
Less: Option Plan Vesting (4)	(164,124)
Net Earnings Increase	($97,341)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$141,000	($97,341)	$43,659
12 Months ended December 31, 2013 (core)	$139,000	($97,341)	$41,659

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$26,552,000	$22,694,650	$ -	$49,246,650
December 31, 2013 (Tangible)	$26,552,000	$22,694,650	$ -	$49,246,650

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$194,439,000	$22,694,650	$ -	$217,133,650

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.60%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sunshine Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value	
Fully Converted Value	$32,000,000
Offering Proceeds	$32,000,000
Less: Estimated Offering Expenses	1,285,510
Offering Net Conversion Proceeds	$30,714,490

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$30,714,490
Less: ESOP Stock Purchases (1)	(2,560,000)
Less: RRP Stock Purchases (2)	(1,280,000)
Net Cash Proceeds	$26,874,490
Estimated after-tax net incremental rate of return	1.09%
Earnings Increase	$293,469
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(53,248)
Less: RRP Vesting (3)	(159,744)
Less: Option Plan Vesting (4)	(193,087)
Net Earnings Increase	($112,609)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$141,000	($112,609)	$28,391
12 Months ended December 31, 2013 (core)	$139,000	($112,609)	$26,391

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
December 31, 2013	$26,552,000	$26,874,490	$ -	$53,426,490
December 31, 2013 (Tangible)	$26,552,000	$26,874,490	$ -	$53,426,490

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
December 31, 2013	$194,439,000	$26,874,490	$ -	$221,313,490

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.60%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sunshine Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value

Fully Converted Value	$36,800,000
Offering Proceeds	$36,800,000
Less: Estimated Offering Expenses	1,329,670
Offering Net Conversion Proceeds	$35,470,330

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$35,470,330
Less: ESOP Stock Purchases (1)	(2,944,000)
Less: RRP Stock Purchases (2)	(1,472,000)
Net Cash Proceeds	$31,054,330
Estimated after-tax net incremental rate of return	1.09%
Earnings Increase	$339,113
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(61,235)
Less: RRP Vesting (3)	(183,706)
Less: Option Plan Vesting (4)	(222,050)
Net Earnings Increase	($127,877)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$141,000	($127,877)	$13,123
12 Months ended December 31, 2013 (core)	$139,000	($127,877)	$11,123

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
December 31, 2013	$26,552,000	$31,054,330	$ -	$57,606,330
December 31, 2013 (Tangible)	$26,552,000	$31,054,330	$0	$57,606,330

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
December 31, 2013	$194,439,000	$31,054,330	$0	$225,493,330

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.60%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sunshine Bancorp, Inc.
At the Supermaximum Value

1.	Fully Converted Value	
	Fully Converted Value	$42,320,000
	Offering Proceeds	$42,320,000
	Less: Estimated Offering Expenses	1,380,454
	Offering Net Conversion Proceeds	$40,939,546
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$40,939,546
	Less: ESOP Stock Purchases (1)	(3,385,600)
	Less: RRP Stock Purchases (2)	(1,692,800)
	Net Cash Proceeds	$35,861,146
	Estimated after-tax net incremental rate of return	1.09%
	Earnings Increase	$391,604
	Less: Consolidated interest cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(70,420)
	Less: RRP Vesting (3)	(211,261)
	Less: Option Plan Vesting (4)	(255,357)
	Net Earnings Increase	($145,435)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$141,000	($145,435)	($4,435)
12 Months ended December 31, 2013 (core)	$139,000	($145,435)	($6,435)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$26,552,000	$35,861,146	$ -	$62,413,146
December 31, 2013 (Tangible)	$26,552,000	$35,861,146	$0	$62,413,146

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$194,439,000	$35,861,146	$0	$230,300,146

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 37.60%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (33)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (29)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Managing Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (31)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (27)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (26)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (23)	(703) 647-6552	tbiddle@rpfinancial.com
Carla Pollard, Senior Vice President (25)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com